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Exhibit 99.3

Management's Discussion and Analysis of Financial Condition and Results of Operations

(as of March 6, 2015)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

  (1)
  Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company's website www.fairfax.ca.

  (2)
  Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of the measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax's Annual Reports and interim financial reporting, are non-GAAP measures. Where non-GAAP measures are used, descriptions have been provided in the commentary as to the nature of the adjustments made.

  (3)
  The combined ratio is the traditional measure of underwriting results of property and casualty companies. A non-GAAP measure, the combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other non-GAAP measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

  (4)
  "Interest and dividends" in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS as issued by the IASB and is comprised of the sum of interest and dividends and share of profit (loss) of associates. "Consolidated interest and dividend income" in this MD&A refers to interest and dividends as presented in the consolidated statement of earnings.

  (5)
  The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term "total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

  (6)
  Additional GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

  (7)
  Average annual return on average equity, a non-GAAP measure, is derived from segment balance sheets and segment operating results. It is calculated for a reporting segment as the cumulative net earnings for a specified period of time expressed as a percentage of average equity over the same period.

  (8)
  Intercompany shareholdings are presented as 'Investments in Fairfax affiliates' on the segmented balance sheets and carried at cost.

  (9)
  References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Overview of Consolidated Performance

The insurance and reinsurance operations produced a record underwriting profit of $552.0 and combined ratio of 90.8% in 2014 compared to underwriting profit of $440.0 and a combined ratio of 92.7% in 2013 with the year-over-year improvement principally reflecting lower current period catastrophe losses, an increase in the non-catastrophe underwriting margins related to the current accident year and higher net favourable prior year reserve development. Operating income of the insurance and reinsurance operations (excluding net gains (losses) on investments) increased to $915.4 in 2014 from $770.2 in 2013 primarily as a result of higher underwriting profits and interest and dividend income. Net premiums written by the insurance and reinsurance operations increased by 1.1% in 2014 (after adjusting for timing differences in recognizing crop insurance premiums written by OdysseyRe).

Net investment gains of $1,736.2 in 2014 (compared to net investment losses of $1,564.0 in 2013) were principally comprised of net unrealized gains on bonds and net realized gains on equity and equity-related holdings after equity hedges. Consolidated interest and dividend income increased to $403.8 in 2014 from $376.9 in 2013 reflecting an increase in interest income earned and lower total return swap expense. At December 31, 2014 the company had holdings of cash and short term investments of $6,293.3 which accounted for 24.0% of its portfolio investments.

Reflecting significant net gains on investments and the increase in underwriting profit, partially offset by higher net adverse prior year reserve development at Runoff and the increased provision for income taxes, there was net earnings of $1,633.2 in 2014 compared to a net loss of $573.4 in 2013. Consequently, the company's consolidated total debt to total capital ratio decreased to 24.6% at December 31, 2014 from 26.1% at December 31, 2013, and its common shareholders' equity at December 31, 2014 was $8,361.0 or $394.83 per basic share compared to $7,186.7 or $339.00 per basic share at December 31, 2013 (an increase of 19.5%, adjusted for the $10.00 per common share dividend paid in the first quarter of 2014).

Maintaining its emphasis on financial soundness, the company held $1,244.3 of cash and investments at the holding company level ($1,212.7 net of $31.6 of holding company short sale and derivative obligations) at December 31, 2014 compared to $1,296.7 ($1,241.6 net of $55.1 of holding company short sale and derivative obligations) at December 31, 2013.

Business Developments

    Acquisitions and Divestitures

      Subsequent to December 31, 2014

On February 16, 2015 the company announced that it had reached an agreement with the board of directors of Brit PLC ("Brit") regarding the terms of a recommended cash offer to acquire all of the outstanding shares of Brit (the "Brit Offer") for a total price of 305 pence per share, comprising 280 pence in cash to be paid by the company and Brit's announced 2014 final and special dividends of 25 pence (the "Brit Offer Price"). The aggregate purchase price for the Brit Offer is approximately $1.88 billion (£1.22 billion). The Brit Offer is subject to customary closing conditions, including customary competition and merger conditions and other regulatory approvals as required. Brit is a market-leading global Lloyd's of London specialty insurer and reinsurer. The net proceeds from underwritten public offerings of 1.15 million subordinate voting shares ($575.9 (Cdn$717.1)), 9.2 million Series M preferred shares ($179.0 (Cdn$222.9)) and Cdn$350.0 of 4.95% Fairfax senior notes due 2025 ($275.7), all of which closed on March 3, 2015, will be used to finance the Brit Offer. The offerings are described in more detail in notes 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) and 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2014.

On January 30, 2015 the company, through subsidiaries, acquired 30,000,000 multiple voting shares of Fairfax India Holdings Corporation ("Fairfax India") for $300.0 through a private placement. These multiple voting shares represented approximately 95.2% of the voting rights and 28.3% of the equity interest in Fairfax India upon the closing of its offerings (inclusive of the over-allotment of subordinate voting shares that closed on February 10, 2015). Fairfax India was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. Hamblin Watsa is the portfolio advisor to Fairfax India and its subsidiaries. Fairfax India will be included in the company's consolidated financial reporting commencing in the first quarter of 2015.

On January 1, 2015 the company acquired 78% of Union Assurance General Limited ("Union Assurance") for cash consideration of $26.8 (3.5 billion Sri Lankan rupees). Union Assurance is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business and writing approximately $41 of gross premiums written in 2013.

On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia. The existing businesses and renewal rights of QBE's operations in the Czech Republic, Hungary and Slovakia are expected to be transferred to Fairfax by the third quarter of 2015, subject to customary closing conditions, including various regulatory approvals. In QBE's most recent fiscal year, its operations in the Czech Republic, Hungary and Slovakia generated over $40 in gross premiums written across a range of general insurance classes, including property, travel, general liability and product protection. On February 3, 2015 the company also entered into an agreement to acquire QBE's general insurance operations in Ukraine, which generated over $5 of gross premiums written in 2014.

On December 1, 2014 the company entered into an agreement to acquire the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") through its wholly-owned subsidiary Pacific Insurance. The transaction is subject to customary closing conditions, including Malaysian court approval, and is expected to close in the first quarter of 2015. MCIS is an established general insurer in Malaysia with over $55 of gross premiums written in 2013 in its general insurance business.

      Year ended December 31, 2014

In the fourth quarter of 2014, Fairfax centralized the ownership of its wholly-owned reinsurance and insurance company, Odyssey Re Holdings Corp. ("OdysseyRe"), under a single intermediate holding company in the U.S. (the "OdysseyRe reorganization"). Prior to the OdysseyRe reorganization, OdysseyRe was owned by Crum & Forster (8.1%), Runoff (TIG Insurance) (20.1%) and Fairfax (71.8%, through various U.S. intermediate holding companies).

The OdysseyRe reorganization was effected in order to accomplish the following in respect of Fairfax and its affiliates: simplify the ownership of OdysseyRe; enhance investment flexibility (principally at Crum & Forster and Runoff (TIG Insurance)); reduce certain risk charges applied by insurance regulators and rating agencies to the capital of insurance entities when they own investments in affiliated companies (this affected principally Crum & Forster and TIG Insurance); create a direct channel through which OdysseyRe may remit dividends to Fairfax; and reduce regulatory overlap among jurisdictions.

The OdysseyRe reorganization was principally comprised of the following transactions: OdysseyRe redeemed the investment of Crum & Forster in it and portions of the investments of Runoff and Fairfax in it in exchange for cash and unaffiliated marketable securities with fair values of $367.5, $510.1 and $12.8 respectively. The remainder of Runoff's investment in OdysseyRe (fair value of $380.7) was distributed to Fairfax as a tax-free dividend-in-kind. Crum & Forster and Runoff remitted to Fairfax a portion of the redemption proceeds received from OdysseyRe (Crum & Forster paid a dividend of $150.0 and Runoff made an intercompany advance of $350.0), from which Fairfax made a capital contribution to OdysseyRe of $400.0.

The OdysseyRe reorganization had no effect on Fairfax's consolidated financial reporting; however, it impacted OdysseyRe, Crum & Forster and Runoff individually as follows:

      OdysseyRe

OdysseyRe redeemed the investment of Crum & Forster in it and portions of the investments of Runoff and Fairfax in it in exchange for cash and unaffiliated marketable securities with fair values of $367.5, $510.1 and $12.8 respectively. Out of a portion of these redemption proceeds which were remitted by Crum & Forster and Runoff to Fairfax, Fairfax made a capital contribution to OdysseyRe of $400.0. The net effect of these transactions on OdysseyRe's shareholders' equity was a decrease of $490.3. Notwithstanding the reorganization, the statutory capital of OdysseyRe's principal operating subsidiary (Odyssey Reinsurance Company) increased from $3,102.5 at December 31, 2013 to $3,248.7 at December 31, 2014, reflecting significant net earnings and net unrealized investment gains in 2014.

      Crum & Forster

OdysseyRe redeemed Crum & Forster's investment in it (carrying value of $56.7) in exchange for cash and unaffiliated marketable securities with a fair value of $367.5, resulting in a non-taxable net gain on investment at Crum & Forster of $310.8 (this gain is eliminated in Fairfax's consolidated financial reporting). Crum & Forster paid a dividend of $150.0 to Fairfax from a portion of the proceeds received from OdysseyRe, comprised primarily of U.S. municipal and corporate bonds and U.S. treasury bills. The net effect of these transactions increased Crum & Forster's shareholders' equity by $160.8 and decreased its statutory capital by $110.0 (the latter reflects the higher carrying value of the investment in OdysseyRe under statutory accounting principles). Notwithstanding the decrease in statutory capital, Crum & Forster's risk-based capital ratio increased in 2014, principally as a result of an improvement in the composition of its investment portfolio.

      Runoff

OdysseyRe redeemed a portion of Runoff's investment in it (carrying value of $104.0) in exchange for cash and unaffiliated marketable securities with a fair value of $510.1, resulting in a non-taxable net gain on investment at Runoff of $406.1 (this gain is eliminated in Fairfax's consolidated financial reporting). Runoff made an intercompany advance of $350.0 to Fairfax from a portion of the proceeds received from OdysseyRe, comprised primarily of cash and U.S. treasury bills. The intercompany advance bears interest at 5.2% per annum, and is repayable in equal installments over ten years. The remainder of Runoff's investment in OdysseyRe (carrying value of $74.5) was distributed to Fairfax as a tax-free dividend-in-kind (fair value of $380.7). The net effect of these transactions was an increase of $331.6 in Runoff's shareholders' equity and a decrease of $243.1 in TIG Insurance's statutory capital (the latter reflects the higher carrying value of the investment in OdysseyRe under statutory accounting principles). Notwithstanding the decrease in statutory capital, Runoff's risk-based capital increased in 2014, principally as a result of an improvement in the composition of its investment portfolio.

On November 14, 2014 the company acquired all of the outstanding common shares, preferred shares and employee share options of Pethealth Inc. ("Pethealth") for cash consideration of $88.7 (Cdn$100.4). The goodwill and intangible assets associated with Pethealth's marketing of pet medical insurance were allocated to the Crum & Forster ($90.9 comprised of $39.4 of goodwill, $47.3 of customer relationships and $4.2 of computer software) and Northbridge ($17.3 comprised of $8.3 of goodwill, $8.0 of customer relationships and $1.0 of computer software) reporting segments since Crum & Forster & Northbridge were to become Pethealth's ongoing insurance carriers. Pethealth's residual assets and liabilities and results of operations were consolidated in the Other reporting segment. Pethealth is headquartered in Canada and provides pet medical insurance, related management software and pet-related database management services in North America and the United Kingdom.

During the first half of 2014 Thomas Cook India acquired a 41.9% ownership interest in Sterling Holiday Resorts (India) Limited ("Sterling Resorts") for cash purchase consideration of $57.4 (3,534.6 million Indian rupees), and classified its investment as an associate. On September 3, 2014 Thomas Cook India increased its ownership interest to 55.1% by acquiring additional common shares of Sterling Resorts for cash consideration of $19.2 (1,162.6 million Indian rupees). The assets and liabilities and results of operations of Sterling Resorts were consolidated within the Other reporting segment. Sterling Resorts is engaged in vacation ownership and leisure hospitality and operates a network of resorts in India. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2014 for further details.

On June 5, 2014 Fairfax completed the acquisition of a 100% interest in Praktiker Hellas Commercial Societe Anonyme ("Praktiker") for cash purchase consideration of $28.6 (€21.0 million). The assets and liabilities and results of operations of Praktiker were consolidated in the Other reporting segment. Praktiker is one of the largest home improvement and do-it-yourself goods retailers in Greece, operating 14 stores.

On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in PT Batavia Mitratama Insurance (subsequently renamed PT Fairfax Insurance Indonesia ("Fairfax Indonesia")) for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. The assets and liabilities and results of operations of Fairfax Indonesia were consolidated in the Insurance – Fairfax Asia reporting segment. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.

On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of Keg Restaurants Limited ("The Keg") for cash purchase consideration of $76.7 (Cdn$85.0). The assets and liabilities and results of operations of The Keg were consolidated in the Other reporting segment. The Keg franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States.

      Year ended December 31, 2013

On October 31, 2013 the company contributed its 81.7% interest in Prime Restaurants Inc. ("Prime Restaurants") to Cara Operations Limited ("Cara") in exchange for Cara preferred shares and equity warrants with a combined fair value of $54.5 (Cdn$56.9). Subsequently, the company determined that it no longer controlled Prime Restaurants and de-consolidated Prime Restaurants from its financial reporting effective October 31, 2013.

On October 3, 2013 Runoff acquired American Safety Insurance Holdings, Ltd. ("American Safety"). The renewal rights to American Safety's environmental casualty, excess and surplus lines casualty, property and package lines of business and surety lines of business were assumed by Crum & Forster and Hudson Insurance Company ("Hudson Insurance", a wholly-owned insurance subsidiary of OdysseyRe), respectively.

On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville").

On May 14, 2013 Thomas Cook India acquired a 77.3% interest in IKYA Human Capital Solutions Private Limited ("IKYA") for purchase consideration of $46.8 (2,563.2 million Indian rupees).

Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2014 for further details of these acquisitions.

    Operating Environment

Insurance Environment

The property and casualty insurance and reinsurance industry is expected to report a second consecutive year of underwriting profitability in 2014 largely driven by the absence of major catastrophe losses and the continued benefit from favourable reserve development. Accident year combined ratios have generally remained below 100% as price increases in 2014 have generally kept pace with loss costs. The industry continues to feel the effects of historically low interest rates that are negatively affecting operating income, offset somewhat by an increase in investment portfolios due to positive operating cash flows. If interest rates remain at these low levels, interest income earned in the future will likely continue to decline even further due to lower reinvestment rates. Strong performance in the equity markets in the U.S. and Canada and decreases in interest rates produced realized and unrealized gains on common stocks and bonds for many in the industry in 2014 and contributed to the overall growth in capital for the industry. Equity markets are at all-time highs and interest rates are at historical lows, raising concern over whether such trends can persist into the future. Insurance pricing on property lines of business declined, while casualty lines increased modestly in 2014. Larger account business continues to experience more pricing pressure than medium-to-small account business. Insurance pricing in 2015 is likely to be affected by the direction of interest rates, probable lower levels of favourable reserve development, capacity available within the industry, the extent to which a line of business is loss-affected and the general strength of the global economy.

The reinsurance sector remains overcapitalized as a result of recent strong earnings and additional capacity from non-traditional capital providers. Pricing on many reinsurance lines remains attractive; however, property catastrophe-exposed business has experienced double digit price decreases (primarily due to the absence of significant catastrophe losses), while non-catastrophe property and casualty reinsurance business is experiencing more moderate price decreases reflecting the factors described above affecting insurance pricing.

Sources of Revenue

Revenue for the most recent three years ended December 31, is shown in the table that follows. Other revenue primarily comprises the revenue earned by Ridley, William Ashley, Sporting Life, Praktiker (acquired on June 5, 2014), The Keg (acquired on February 4, 2014), Prime Restaurants (acquired on January 10, 2012 and subsequently sold on October 31, 2013), Thomas Cook India, IKYA (acquired on May 14, 2013), Sterling Resorts (consolidated since September 3, 2014) and Pethealth (acquired on November 14, 2014).

		2014	2013	2012
Net premiums earned
Insurance	– Canada (Northbridge)	942.3	990.2	992.2
	– U.S. (Crum & Forster and Zenith National)	2,020.8	1,934.8	1,811.6
	– Asia (Fairfax Asia)	272.2	256.2	231.4
Reinsurance	– OdysseyRe	2,356.6	2,373.6	2,315.3
Insurance and Reinsurance – Other		392.7	439.5	514.3
Runoff		231.6	83.0	220.1

		6,216.2	6,077.3	6,084.9
Interest and dividends		509.5	473.6	424.3
Net gains (losses) on investments		1,736.2	(1,564.0)	642.6
Other revenue		1,556.0	958.0	871.0

		10,017.9	5,944.9	8,022.8

Revenue of $10,017.9 in 2014 increased from $5,944.9 in 2013 reflecting significant net gains on investments and increased other revenue, net premiums earned and interest and dividends. Net gains on investments in 2014 was principally comprised of net unrealized gains on bonds and net realized gains on equity and equity-related holdings after equity hedges. The modest decrease in net premiums earned by the company's insurance and reinsurance operations in 2014 reflected year-over-year decreases at Northbridge ($47.9, 4.8% including the unfavourable effect of foreign currency translation), OdysseyRe ($17.0, 0.7%) and Insurance and Reinsurance – Other ($46.8, 10.6%), partially offset by increases at Crum & Forster ($45.5, 3.6%), Zenith National ($40.5, 6.0%) and Fairfax Asia ($16.0, 6.2%). Net premiums earned at Runoff in 2014 primarily reflected the impact of two significant reinsurance transactions in 2014: a medical malpractice reinsurance transaction ($66.5) and a reinsurance transaction with Everest Re ($84.1). Net premiums earned at Runoff in 2013 primarily reflected the runoff of policies in force on the acquisition dates of RiverStone Insurance ($54.4) and American Safety ($20.7). The medical malpractice reinsurance transaction, Everest Re reinsurance transaction and the acquisitions of American Safety and RiverStone Insurance are described in more detail in the Components of Net Earnings section of this MD&A under the heading Runoff.

Revenue decreased from $8,022.8 in 2012 to $5,944.9 in 2013 reflecting significant net losses on investments in 2013 (comprised of hedging losses ($1,982.0) and mark-to-market fluctuations in the investment portfolio primarily related to bonds ($994.9), partially offset by realized gains on equity and equity-related holdings ($1,324.2). Net premiums earned by the company's insurance and reinsurance operations increased by 2.2% in 2013 reflecting year-over-year increases at Zenith National ($76.8, 12.9%), OdysseyRe ($58.3, 2.5%), Crum & Forster ($46.4, 3.8%) and Fairfax Asia ($24.8, 10.7%), partially offset by decreases at Insurance and Reinsurance – Other ($74.8, 14.5%) and Northbridge ($2.0, 0.2% including the unfavourable effect of foreign currency translation). Net premiums earned at Runoff decreased to $83.0 in 2013 from $220.1 in 2012 primarily as a result of $183.5 of net premiums earned in connection with the Eagle Star reinsurance transaction in 2012. Revenue in 2013 also reflected higher interest and dividend income and other revenue on a year-over-year basis.

In order to better compare 2014 and 2013, the table which follows presents net premiums written by the company's insurance and reinsurance operations in 2014 and 2013 after adjusting for the one-time impact on January 1, 2013 of an intercompany unearned premium portfolio transfer from Group Re to Northbridge of net premiums written (described in the Components of Net Earnings section of this MD&A under the heading Canadian Insurance – Northbridge) and the change in the manner in which OdysseyRe recognizes premiums written in respect of its U.S. crop insurance business by applying the same recognition pattern for the U.S. crop insurance business as was adopted in 2014 to 2013 (described in more detail in the Components of Net Earnings section of this MD&A under the heading Reinsurance – OdysseyRe).

		2014	2013	% change year-over- year
Insurance	– Canada (Northbridge)	967.1	992.3	(2.5)
	– U.S. (Crum & Forster and Zenith National)	2,067.2	1,933.2	6.9
	– Asia (Fairfax Asia)	280.1	257.4	8.8
Reinsurance	– OdysseyRe	2,359.4	2,392.8	(1.4)
Insurance and Reinsurance – Other		413.9	446.0	(7.2)

Insurance and reinsurance operations		6,087.7	6,021.7	1.1

Northbridge's net premiums written decreased by 2.5% in 2014 (increased by 4.4% in Canadian dollar terms in 2014). Excluding the unfavourable effect of foreign currency translation, the increase primarily reflected rate increases and improved retention across most lines of business at Northbridge Insurance and Federated Insurance and lower ceded reinsurance and reinstatement premiums, partially offset by the strategic non-renewal of an unprofitable portfolio in the Ontario region of Northbridge Insurance.

Net premiums written by U.S. Insurance increased by 6.9% in 2014. Crum & Forster's net premiums written increased by 9.2% in 2014 primarily reflecting the incremental contribution from American Safety to the environmental casualty business and growth in the Fairmont accident and health and Seneca businesses, partially offset by planned reductions in the legacy CoverX business. Zenith National's net premiums written increased by 2.9% in 2014 primarily reflecting premium rate increases.

Net premiums written by Fairfax Asia increased by 8.8% in 2014 primarily as a result of increased writings in the commercial property, commercial automobile and marine hull lines of business combined with slightly higher premium retention during the year, partially offset by decreased writings in the engineering lines of business.

Net premiums written by OdysseyRe decreased by 1.4% in 2014 primarily reflecting declines in writings of reinsurance business (primarily property lines of business) due to competitive market conditions, partially offset by growth across most lines of business in the U.S. insurance division, including incremental gross premiums written related to the renewal of the American Safety business.

Net premiums written in the Insurance and Reinsurance – Other reporting segment decreased by 7.2% in 2014 primarily reflecting decreases at Polish Re and Advent (primarily reflecting the non-renewal of certain classes of business where terms and conditions were considered inadequate), partially offset by increases at Group Re (primarily related to a modest increase in net risk retained within the Fairfax group).

Consolidated interest and dividend income increased from $376.9 in 2013 to $403.8 in 2014, reflecting an increase in interest income earned and lower total return swap expense, partially offset by lower dividends earned on common stocks as a result of sales of dividend paying equities during 2013. Total return swap expense decreased from $167.9 in 2013 to $156.3 in 2014, reflecting lower total return swap expense following the termination in 2013 of a portion of the company's Russell 2000 and all of its S&P 500 equity index total return swaps, partially offset by lower total return swap income following the termination of a significant portion of the company's long equity total return swaps at the end of 2013.

Net gains (losses) on investments in 2014 and 2013 were comprised as shown in the following table:

	2014	2013
Common stocks	266.9	941.2
Preferred stocks – convertible(1)	(114.3)	64.7
Bonds – convertible	203.4	(2.6)
Gain on disposition of associates(2)	53.6	130.2
Other equity derivatives(3)(4)	132.3	311.6

Equity and equity-related holdings	541.9	1,445.1
Equity hedges	(194.5)	(1,982.0)

Equity and equity-related holdings after equity hedges	347.4	(536.9)
Bonds	1,237.2	(929.0)
Preferred stocks	(27.5)	(19.0)
CPI-linked derivatives	17.7	(126.9)
Other derivatives	10.2	(7.0)
Foreign currency	103.4	62.4
Other(5)	47.8	(7.6)

Net gains (losses) on investments	1,736.2	(1,564.0)

Net gains (losses) on bonds is comprised as follows:
Government bonds	531.3	(267.6)
U.S. states and municipalities	684.7	(637.3)
Corporate and other	21.2	(24.1)

	1,237.2	(929.0)

(1)
During the fourth quarter of 2014, a preferred stock investment of the company was, pursuant to its terms, automatically converted into common shares of the issuer, resulting in a net realized loss on investment of $161.5 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock).

(2)
The gain on disposition of associates of $53.6 in 2014 principally reflected the dispositions of the company's investments in MEGA Brands and two KWF LPs. The gain on disposition of associates of $130.2 in 2013 reflected the sales of the company's investments in The Brick ($111.9), a private company ($12.1) and Imvescor ($6.2).

(3)
Other equity derivatives include long equity total return swaps, equity warrants and call options.

(4)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

(5)
During the third quarter of 2014 Thomas Cook India increased its ownership interest in Sterling Resorts to 55.1% and ceased applying the equity method of accounting, resulting in a non-cash gain of $41.2.

At December 31, 2014 equity hedges with a notional amount of $6,856.9 (December 31, 2013 – $6,327.4) represented 89.6% (December 31, 2013 – 98.2%) of the company's equity and equity-related holdings of $7,651.7 (December 31, 2013 – $6,442.6). The decrease in the hedge ratio resulted from appreciation and net purchases of equity and equity-related holdings, which exceeded the performance of the equity hedges and net purchases of equity hedges, during the year. Refer to note 24 (Financial Risk Management) under the heading Market Price Fluctuations in the company's consolidated financial statements for the year ended December 31, 2014, for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk and to the tabular analysis in the Investments section of this MD&A for further details about the components of net gains (losses) on investments.

Net gains on bonds of $1,237.2 in 2014 were primarily comprised of net mark-to-market gains principally as a result of the effect of a decrease in interest rates during 2014 on U.S. treasury bonds ($321.2 in 2014) and U.S. state and municipal bonds ($658.7 in 2014). The company recorded net losses on bonds of $929.0 in 2013.

The company's CPI-linked derivative contracts produced unrealized gains of $17.7 in 2014 compared to unrealized losses of $126.9 in 2013. Unrealized gains (losses) on CPI-linked derivative contracts typically reflect decreases (increases) in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

The increase in other revenue from $958.0 in 2013 to $1,556.0 in 2014, principally reflected the consolidation of the revenue of IKYA (acquired on May 14, 2013), The Keg (acquired on February 4, 2014) and Praktiker (acquired on June 5, 2014), partially offset by lower revenue following the disposition of Prime Restaurants (sold on October 31, 2013).

Net Premiums Earned by Geographic Region

As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2014, on the basis of geographic regions, the United States, Canada, International and Asia accounted for 58.3%, 16.7%, 14.9% and 10.1% respectively, of net premiums earned in 2014 compared to 55.6%, 18.0%, 17.1% and 9.3% respectively, of net premiums earned in 2013.

United States

Net premiums earned in the United States geographic region increased by 7.2% from $3,377.3 in 2013 to $3,622.1 in 2014 primarily reflecting the impact on Runoff of the Everest Re reinsurance transaction and runoff of policies in force on the acquisition date of American Safety, growth in the accident and health and environmental casualty business at Crum & Forster, premium rate increases on workers' compensation business at Zenith National and growth across most lines of the U.S. insurance business of OdysseyRe, partially offset by decreases in OdysseyRe's reinsurance business.

Canada

Net premiums earned in the Canada geographic region decreased by 5.3% from $1,095.9 in 2013 to $1,037.5 in 2014 primarily at Northbridge as a result of the unfavourable effect of the strengthening of the U.S. dollar relative to the Canadian dollar as measured by average annual rates of exchange, partially offset by premium rate increases and stronger retention rates.

International

Net premiums earned in the International geographic region decreased by 10.6% from $1,037.7 in 2013 to $927.3 in 2014 principally reflecting decreases at OdysseyRe in its reinsurance business and the non-renewal of certain classes of business where terms and conditions were considered inadequate at Polish Re.

Asia

Net premiums earned in the Asia geographic region increased by 11.1% from $566.4 in 2013 to $629.3 in 2014 primarily reflecting growth at Fairfax Asia.

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the years ended December 31, 2014, 2013 and 2012. In that table, interest and dividends in the consolidated statements of earnings are presented separately as they relate to the insurance and reinsurance operating segments, and included in Runoff, Corporate overhead and other, and Other as they relate to those segments. Net realized gains before equity hedges, net change in unrealized gains (losses) before equity hedges and equity hedging net losses are each shown separately to present more meaningfully the results of the company's investment management strategies.

		2014	2013	2012
	Combined ratios
Insurance	– Canada (Northbridge)	95.5%	98.2%	106.2%
	– U.S. (Crum & Forster and Zenith National)	95.4%	100.3%	111.4%
	– Asia (Fairfax Asia)	86.7%	87.5%	87.0%
Reinsurance	– OdysseyRe	84.7%	84.0%	88.5%
	Insurance and Reinsurance – Other	94.7%	96.6%	104.3%

	Consolidated	90.8%	92.7%	99.9%

	Sources of net earnings
	Underwriting
Insurance	– Canada (Northbridge)	42.7	18.2	(61.7)
	– U.S. (Crum & Forster and Zenith National)	92.0	(5.1)	(206.3)
	– Asia (Fairfax Asia)	36.2	32.0	30.1
Reinsurance	– OdysseyRe	360.4	379.9	265.8
	Insurance and Reinsurance – Other	20.7	15.0	(21.8)

	Underwriting profit	552.0	440.0	6.1
	Interest and dividends – insurance and reinsurance	363.4	330.2	292.4

	Operating income	915.4	770.2	298.5
	Runoff (excluding net gains (losses) on investments)	(88.5)	77.3	14.6
	Other reporting segment	77.6	51.9	34.1
	Interest expense	(206.3)	(211.2)	(208.2)
	Corporate overhead and other	(96.5)	(125.3)	(132.6)

	Pre-tax income before net gains (losses) on investments	601.7	562.9	6.4
	Net realized gains before equity hedges	777.6	1,379.6	1,058.7

	Pre-tax income including net realized gains before equity hedges	1,379.3	1,942.5	1,065.1
	Net change in unrealized gains (losses) before equity hedges	1,153.1	(961.6)	589.4
	Equity hedging net losses	(194.5)	(1,982.0)	(1,005.5)

	Pre-tax income (loss)	2,337.9	(1,001.1)	649.0
	Income taxes	(673.3)	436.6	(114.0)

	Net earnings (loss)	1,664.6	(564.5)	535.0

	Attributable to:
	Shareholders of Fairfax	1,633.2	(573.4)	526.9
	Non-controlling interests	31.4	8.9	8.1

		1,664.6	(564.5)	535.0

	Net earnings (loss) per share	$74.43	$(31.15)	$22.95
	Net earnings (loss) per diluted share	$73.01	$(31.15)	$22.68
	Cash dividends paid per share	$10.00	$10.00	$10.00

The underwriting profit of the company's insurance and reinsurance operations increased from $440.0 (combined ratio of 92.7%) in 2013 to $552.0 (combined ratio of 90.8%) in 2014 principally as a result of lower current period catastrophe losses, improvement in the non-catastrophe underwriting margins related to the current accident year and higher net favourable prior year reserve development.

Net favourable development of $445.7 (7.4 combined ratio points) in 2014 and $440.0 (7.3 combined ratio points) in 2013 was comprised as follows:

		2014	2013
Insurance	– Canada (Northbridge)	(110.2)	(154.0)
	– U.S. (Crum & Forster and Zenith National)	(72.6)	(27.7)
	– Asia (Fairfax Asia)	(20.6)	(16.7)
Reinsurance	– OdysseyRe	(189.1)	(214.7)
Insurance and Reinsurance – Other		(53.2)	(26.9)

Insurance and reinsurance operations		(445.7)	(440.0)

Catastrophe losses which added 3.2 combined ratio points ($189.0) to the combined ratio in 2014 compared to 4.8 combined ratio points ($289.3) in 2013 were comprised as follows:

	2014			2013
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Windstorm Ela	41.7	0.7		–	–
Alberta floods	–	–		66.3	1.1
Toronto floods	–	–		29.5	0.5
Germany hail storms	–	–		27.0	0.5
Typhoon Fitow	–	–		25.8	0.4
Central Europe floods	–	–		19.7	0.3
Other	147.3	2.5		121.0	2.0

	189.0	3.2	points	289.3	4.8	points

(1)
Net of reinstatement premiums.

The following table presents the components of the company's combined ratios for the years ended December 31, 2014 and 2013:

	2014	2013
Underwriting profit	552.0	440.0

Loss & LAE – accident year	66.4%	68.9%
Commissions	16.0%	16.1%
Underwriting expense	15.8%	15.0%

Combined ratio – accident year	98.2%	100.0%
Net favourable development	(7.4)%	(7.3)%

Combined ratio – calendar year	90.8%	92.7%

The commission expense ratio of the company's insurance and reinsurance operations decreased modestly from 16.1% in 2013 to 16.0% in 2014 reflecting increased profit commission on reinsurance ceded by First Capital on its property line of business and lower inward reinstatement premiums earned at OdysseyRe (which do not attract commissions) and changes in the mix of business at Northbridge and OdysseyRe.

The underwriting expense ratio of the company's insurance and reinsurance operations increased from 15.0% in 2013 to 15.8% in 2014 due to increased underwriting expenses of 5.6% in 2014 (primarily reflecting increased compensation and legal expenses) and decreased net premiums earned of 0.2% in 2014.

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company's insurance and reinsurance and runoff operations and corporate overhead. Operating expenses increased from $1,185.0 in 2013 to $1,227.2 in 2014 primarily as a result of increased underwriting expenses of the insurance and reinsurance operations (described above) and higher operating expenses at Runoff (primarily reflecting incremental operating expenses associated with the Everest Re reinsurance transaction and American Safety (acquired on October 3, 2013), partially offset by the release of a provision for uncollectible reinsurance), partially offset by decreased Fairfax corporate overhead (primarily as a result of lower compensation expenses and legal fees and one-time expenses incurred in 2013 related to the acquisition of American Safety) and lower subsidiary companies' corporate overhead (primarily as a result of a non-recurring charge of $31.2 incurred at Northbridge in 2013 related to redundant software development costs, partially offset by higher restructuring costs and charitable donations in 2014).

Other expenses increased from $910.3 in 2013 to $1,492.3 in 2014 primarily as a result of the consolidation of the operating expenses of Praktiker (acquired on June 5, 2014), The Keg (acquired February 4, 2014) and IKYA (acquired on May 14, 2013), partially offset by lower operating expenses following the disposition of Prime Restaurants (sold on October 31, 2013).

The company reported net earnings attributable to shareholders of Fairfax of $1,633.2 (net earnings of $74.43 per basic and $73.01 per diluted share) in 2014 compared to a net loss attributable to shareholders of Fairfax of $573.4 (a net loss of $31.15 per basic and diluted share) in 2013. The year-over-year increase in profitability was primarily due to significant net gains on investments and the increase in underwriting profit, partially offset by higher net adverse prior year reserve development at Runoff and the increased provision for income taxes.

Common shareholders' equity increased from $7,186.7 at December 31, 2013 to $8,361.0 at December 31, 2014 primarily reflecting net earnings attributable to shareholders of Fairfax ($1,633.2), partially offset by decreased accumulated other comprehensive income (a decrease of $196.5 in 2014 primarily related to net unrealized foreign currency translation losses ($74.6), the share of other comprehensive loss of associates ($89.4 inclusive of actuarial losses related to associates' defined benefit plans of $36.7) and actuarial losses related to the company's subsidiaries' defined benefit plans ($32.5)) and the payment of dividends on the company's common and preferred shares ($272.6). Common shareholders' equity at December 31, 2014 was $8,361.0 or $394.83 per basic share compared to $7,186.7 or $339.00 per basic share at December 31, 2013, representing an increase per basic share in 2014 of 16.5% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2014, or an increase of 19.5% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings shown by reporting segment are set out below for the years ended December 31, 2014 and 2013. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Year ended December 31, 2014

					Insurance and Reinsurance
	Insurance			Reinsurance
										Eliminations and adjustments
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written	1,109.3	2,432.5	563.5	2,739.5	553.3	7,398.1	163.9	–	–	(102.1)	7,459.9

Net premiums written	967.1	2,067.2	280.1	2,393.8	413.9	6,122.1	179.7	–	–	–	6,301.8

Net premiums earned	942.3	2,020.8	272.2	2,356.6	392.7	5,984.6	231.6	–	–	–	6,216.2

Underwriting profit (loss)	42.7	92.0	36.2	360.4	20.7	552.0	(151.5)	–	–	–	400.5
Interest and dividends	32.5	61.2	60.5	182.2	27.0	363.4	63.0	10.3	(6.3)	79.1	509.5

Operating income (loss)	75.2	153.2	96.7	542.6	47.7	915.4	(88.5)	10.3	(6.3)	79.1	910.0
Net gains (losses) on investments(1)	213.1	738.9	(19.3)	579.3	135.8	1,647.8	771.0	43.1	29.7	(755.4)	1,736.2
Other reporting segment	–	–	–	–	–	–	–	67.3	–	–	67.3
Interest expense	–	(4.7)	–	(12.7)	(4.2)	(21.6)	(1.0)	(12.3)	(171.4)	–	(206.3)
Corporate overhead and other	(12.2)	(40.4)	(0.1)	(27.5)	(0.4)	(80.6)	(3.5)	–	(6.1)	(79.1)	(169.3)

Pre-tax income (loss)	276.1	847.0	77.3	1,081.7	178.9	2,461.0	678.0	108.4	(154.1)	(755.4)	2,337.9
Income taxes											(673.3)

Net earnings											1,664.6

Attributable to:
Shareholders of Fairfax											1,633.2
Non-controlling interests											31.4

											1,664.6

(1)
Net gains (losses) on investments at U.S. Insurance, Runoff and Corporate and Other included a gain on redemption of the investment in OdysseyRe of $310.8, $406.1 and $38.5 respectively, all of which are eliminated on consolidation. Refer to the Business Developments section of this MD&A for a discussion of the OdysseyRe reorganization.

Year ended December 31, 2013

					Insurance and Reinsurance
	Insurance			Reinsurance
										Eliminations and adjustments
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written	1,150.0	2,278.5	530.2	2,715.5	538.5	7,212.7	36.3	–	–	(21.9)	7,227.1

Net premiums written	1,031.4	1,933.2	257.4	2,376.9	406.9	6,005.8	30.4	–	–	–	6,036.2

Net premiums earned	990.2	1,934.8	256.2	2,373.6	439.5	5,994.3	83.0	–	–	–	6,077.3

Underwriting profit (loss)	18.2	(5.1)	32.0	379.9	15.0	440.0	11.3	–	–	–	451.3
Interest and dividends	27.1	60.6	36.7	191.7	14.1	330.2	66.0	0.8	(11.7)	88.3	473.6

Operating income (loss)	45.3	55.5	68.7	571.6	29.1	770.2	77.3	0.8	(11.7)	88.3	924.9
Net gains (losses) on investments	(55.5)	(445.0)	(23.8)	(816.5)	18.8	(1,322.0)	(306.5)	–	64.5	–	(1,564.0)
Other reporting segment	–	–	–	–	–	–	–	51.1	–	–	51.1
Interest expense	–	(4.8)	–	(24.8)	(4.3)	(33.9)	(0.4)	(4.6)	(172.3)	–	(211.2)
Corporate overhead and other	(37.2)	(36.6)	(0.1)	(22.0)	(0.1)	(96.0)	–	–	(17.6)	(88.3)	(201.9)

Pre-tax income (loss)	(47.4)	(430.9)	44.8	(291.7)	43.5	(681.7)	(229.6)	47.3	(137.1)	–	(1,001.1)
Income taxes											436.6

Net loss											(564.5)

Attributable to:
Shareholders of Fairfax											(573.4)
Non-controlling interests											8.9

											(564.5)

Balance Sheets by Reporting Segment

The company's segmented balance sheets as at December 31, 2014 and 2013 present the assets and liabilities of, and the capital invested by the company in, each of the company's major reporting segments. The segmented balance sheets have been prepared on the following basis:

  (a)
  The balance sheet for each segment is on a legal entity basis for the subsidiaries within the segment and is prepared in accordance with IFRS and Fairfax's accounting policies and include, where applicable, purchase accounting adjustments principally related to goodwill and intangible assets which arose on their initial acquisition or on a subsequent step acquisition by the company.

  (b)
  Investments in Fairfax affiliates, which are carried at cost, are disclosed in the financial information accompanying the discussion of the company's reporting segments. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, funds withheld payable to reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in Corporate and Other.

  (c)
  Corporate and Other includes the Fairfax entity and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between OdysseyRe and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Corporate and Other long term debt of $2,656.5 as at December 31, 2014 (December 31, 2013 – $2,491.0) consisted of Fairfax debt of $2,514.7 (December 31, 2013 – $2,337.7) and other long term obligations, comprised of the purchase consideration payable related to the TRG acquisition of $139.7 (December 31, 2013 – $144.2) and TIG trust preferred securities of $2.1 (December 31, 2013 – $9.1).

Segmented Balance Sheet as at December 31, 2014

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Operating Companies	Runoff	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	35.2	66.0	–	463.6	–	564.8	–	–	679.5	1,244.3
Insurance contract receivables	285.5	418.3	99.3	814.1	220.0	1,837.2	144.0	–	(49.5)	1,931.7
Portfolio investments	3,160.9	5,708.5	1,137.1	8,179.8	1,819.4	20,005.7	4,841.7	269.0	(7.2)	25,109.2
Deferred premium acquisition costs	98.7	119.7	21.4	217.7	45.0	502.5	–	–	(4.9)	497.6
Recoverable from reinsurers	629.9	1,671.3	525.4	868.2	211.4	3,906.2	1,100.9	–	(1,025.0)	3,982.1
Deferred income taxes	48.4	161.7	–	50.8	–	260.9	67.4	–	132.1	460.4
Goodwill and intangible assets	176.9	748.6	31.6	182.7	18.3	1,158.1	43.4	360.8	(4.0)	1,558.3
Due from affiliates	91.8	0.3	5.2	2.7	0.2	100.2	615.0	0.2	(715.4)	–
Other assets	97.6	175.2	48.7	117.6	47.1	486.2	73.8	746.4	41.2	1,347.6
Investments in Fairfax affiliates	45.7	63.8	–	203.5	10.0	323.0	77.5	–	(400.5)	–

Total assets	4,670.6	9,133.4	1,868.7	11,100.7	2,371.4	29,144.8	6,963.7	1,376.4	(1,353.7)	36,131.2

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	37.6	–	37.6
Accounts payable and accrued liabilities	179.4	323.7	203.1	503.9	119.2	1,329.3	98.1	479.7	122.0	2,029.1
Income taxes payable	33.5	–	10.5	102.6	1.3	147.9	32.3	13.8	(75.7)	118.3
Short sale and derivative obligations	8.2	20.3	–	53.2	16.2	97.9	31.3	–	31.6	160.8
Due to affiliates	5.2	26.5	4.7	9.4	10.4	56.2	0.1	27.0	(83.3)	–
Funds withheld payable to reinsurers	4.2	338.9	58.2	36.0	63.4	500.7	16.8	–	(56.0)	461.5
Provision for losses and loss adjustment expenses	2,299.7	4,705.0	691.3	5,315.3	1,011.3	14,022.6	4,720.4	–	(993.9)	17,749.1
Provision for unearned premiums	576.0	823.6	229.3	853.1	243.7	2,725.7	–	–	(36.1)	2,689.6
Deferred income taxes	–	10.4	10.7	–	2.1	23.2	–	43.6	(66.8)	–
Long term debt	–	79.5	–	214.6	91.8	385.9	–	99.0	2,656.5	3,141.4

Total liabilities	3,106.2	6,327.9	1,207.8	7,088.1	1,559.4	19,289.4	4,899.0	700.7	1,498.3	26,387.4

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,564.4	2,805.5	647.6	4,012.6	812.0	9,842.1	2,064.7	616.4	(2,997.5)	9,525.7
Non-controlling interests	–	–	13.3	–	–	13.3	–	59.3	145.5	218.1

Total equity	1,564.4	2,805.5	660.9	4,012.6	812.0	9,855.4	2,064.7	675.7	(2,852.0)	9,743.8

Total liabilities and total equity	4,670.6	9,133.4	1,868.7	11,100.7	2,371.4	29,144.8	6,963.7	1,376.4	(1,353.7)	36,131.2

Capital
Total debt	–	79.5	–	214.6	91.8	385.9	–	136.6	2,656.5	3,179.0
Investments in Fairfax affiliates	45.7	63.8	–	203.5	10.0	323.0	77.5	–	(400.5)	–
Shareholders' equity attributable to shareholders of Fairfax	1,518.7	2,741.7	647.6	3,809.1	802.0	9,519.1	1,987.2	616.4	(2,597.0)	9,525.7
Non-controlling interests	–	–	13.3	–	–	13.3	–	204.8	–	218.1

Total capital	1,564.4	2,885.0	660.9	4,227.2	903.8	10,241.3	2,064.7	957.8	(341.0)	12,922.8

% of total capital	12.1%	22.3%	5.1%	32.7%	7.0%	79.2%	16.0%	7.4%	(2.6)%	100.0%

Segmented Balance Sheet as at December 31, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Operating Companies	Runoff	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	32.6	11.3	–	246.0	–	289.9	–	–	1,006.8	1,296.7
Insurance contract receivables	289.4	390.3	95.0	815.8	166.0	1,756.5	350.5	–	(90.0)	2,017.0
Portfolio investments	3,183.8	4,977.7	1,089.9	7,986.6	1,768.7	19,006.7	4,604.4	100.8	121.4	23,833.3
Deferred premium acquisition costs	100.0	104.2	20.0	204.2	37.0	465.4	–	–	(3.0)	462.4
Recoverable from reinsurers	835.3	1,732.8	511.5	990.4	189.4	4,259.4	1,773.7	–	(1,058.4)	4,974.7
Deferred income taxes	67.7	317.2	–	204.8	15.4	605.1	70.4	–	339.5	1,015.0
Goodwill and intangible assets	177.9	650.6	29.2	168.9	20.9	1,047.5	46.0	217.6	0.7	1,311.8
Due from affiliates	101.1	1.1	4.9	205.4	0.3	312.8	281.4	–	(594.2)	–
Other assets	168.0	240.1	44.5	138.3	67.3	658.2	66.2	364.5	(0.8)	1,088.1
Investments in Fairfax affiliates	32.6	97.5	–	181.4	–	311.5	284.3	–	(595.8)	–

Total assets	4,988.4	8,522.8	1,795.0	11,141.8	2,265.0	28,713.0	7,476.9	682.9	(873.8)	35,999.0

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	25.8	–	25.8
Accounts payable and accrued liabilities	174.7	306.3	229.3	494.1	103.2	1,307.6	174.0	211.0	148.0	1,840.6
Income taxes payable	–	–	7.7	–	–	7.7	51.7	5.0	15.7	80.1
Short sale and derivative obligations	33.8	26.9	0.1	118.1	14.1	193.0	20.3	–	55.1	268.4
Due to affiliates	7.6	26.4	4.2	10.8	7.0	56.0	11.6	20.0	(87.6)	–
Funds withheld payable to reinsurers	3.9	397.4	70.9	16.3	37.8	526.3	32.5	–	(97.6)	461.2
Provision for losses and loss adjustment expenses	2,686.1	4,720.9	643.9	5,603.5	1,095.9	14,750.3	5,493.8	–	(1,031.3)	19,212.8
Provision for unearned premiums	602.4	766.4	219.9	825.6	211.4	2,625.7	73.7	–	(18.5)	2,680.9
Deferred income taxes	–	–	9.0	–	0.4	9.4	–	40.6	(50.0)	–
Long term debt	–	79.5	–	264.1	93.7	437.3	21.5	18.9	2,491.0	2,968.7

Total liabilities	3,508.5	6,323.8	1,185.0	7,332.5	1,563.5	19,913.3	5,879.1	321.3	1,424.8	27,538.5

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,479.9	2,199.0	602.0	3,809.3	701.5	8,791.7	1,597.8	354.3	(2,390.7)	8,353.1
Non-controlling interests	–	–	8.0	–	–	8.0	–	7.3	92.1	107.4

Total equity	1,479.9	2,199.0	610.0	3,809.3	701.5	8,799.7	1,597.8	361.6	(2,298.6)	8,460.5

Total liabilities and total equity	4,988.4	8,522.8	1,795.0	11,141.8	2,265.0	28,713.0	7,476.9	682.9	(873.8)	35,999.0

Capital
Total debt	–	79.5	–	264.1	93.7	437.3	21.5	44.7	2,491.0	2,994.5
Investments in Fairfax affiliates	32.6	97.5	–	181.4	–	311.5	284.3	–	(595.8)	–
Shareholders' equity attributable to shareholders of Fairfax	1,447.3	2,101.5	602.0	3,627.9	701.5	8,480.2	1,313.5	354.3	(1,794.9)	8,353.1
Non-controlling interests	–	–	8.0	–	–	8.0	–	99.4	–	107.4

Total capital	1,479.9	2,278.5	610.0	4,073.4	795.2	9,237.0	1,619.3	498.4	100.3	11,455.0

% of total capital	12.9%	19.9%	5.3%	35.6%	7.0%	80.7%	14.1%	4.3%	0.9%	100.0%

Components of Net Earnings

    Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other by reporting segment for the years ended December 31, 2014 and 2013.

    Canadian Insurance – Northbridge(1)

	2014	2013
Underwriting profit	42.7	18.2

Loss & LAE – accident year	72.2%	77.5%
Commissions	16.0%	16.3%
Underwriting expenses	19.0%	20.0%

Combined ratio – accident year	107.2%	113.8%
Net favourable development	(11.7)%	(15.6)%

Combined ratio – calendar year	95.5%	98.2%

Gross premiums written	1,109.3	1,150.0

Net premiums written	967.1	1,031.4

Net premiums earned	942.3	990.2

Underwriting profit	42.7	18.2
Interest and dividends	32.5	27.1

Operating income	75.2	45.3
Net gains (losses) on investments	213.1	(55.5)

Pre-tax income (loss) before interest and other	288.3	(10.2)

Net earnings (loss)	214.4	(8.7)

(1)
These results differ from the standalone results of Northbridge primarily due to purchase accounting adjustments related to the privatization of Northbridge in 2009.

Northbridge's underwriting profit increased from $18.2 (combined ratio of 98.2%) in 2013 to $42.7 (combined ratio of 95.5%) in 2014, primarily due to lower current period catastrophe losses, partially offset by lower net favourable prior year reserve development.

Current period catastrophe losses in 2014 totaled $8.1 (0.9 of a combined ratio point) and were principally related to hailstorms in Alberta. Current period catastrophe losses in 2013 (inclusive of reinstatement premiums payable) totaled $61.0 (6.2 combined ratio points) and were principally comprised of the impacts of the Alberta floods of $34.1 (3.5 combined ratio points) and the Toronto floods of $18.5 (1.9 combined ratio points). Net favourable prior year reserve development decreased from $154.0 (15.6 combined ratio points) in 2013 to $110.2 (11.7 combined ratio points) in 2014. Net favourable development in 2014 and 2013 reflected better than expected emergence across most accident years and lines of business (more specifically concentrated in general liability, commercial automobile and personal automobile lines of business in 2014).

Northbridge's underwriting expense ratio decreased from 20.0% in 2013 to 19.0% in 2014, primarily due to lower compensation and benefits expense and the modest impact of increased net premiums earned (expressed in Canadian dollars). Northbridge's commission expense ratio decreased from 16.3% in 2013 to 16.0% in 2014 primarily due to changes in the mix of business. Northbridge's corporate overhead in 2013 included a charge of $31.2 (Cdn$31.9) related to software development costs that became redundant following a decision by Northbridge to pursue a new group-wide underwriting software system.

In order to better compare Northbridge's gross premiums written, net premiums written and net premiums earned in 2014 and 2013, the premiums presented in the following table are expressed in Canadian dollars and exclude the effect of the unearned premium portfolio transfer (effective January 1, 2013 Northbridge discontinued its 10% participation on a quota share reinsurance contract with Group Re and received $39.1 (Cdn$39.4) of unearned premium which had previously been ceded to Group Re).

	Cdn$
			% change year-over- year
	2014	2013
Gross premiums written	1,224.8	1,184.3	3.4
Net premiums written	1,067.7	1,022.7	4.4
Net premiums earned	1,040.4	1,019.7	2.0

Gross premiums written increased by 3.4% in 2014 primarily due to rate increases and improved retention across most lines of business at Northbridge Insurance and Federated Insurance, with some offset due to the strategic non-renewal of an unprofitable portfolio in the Ontario region of Northbridge Insurance. The growth in net premiums written of 4.4% also reflected lower ceded reinsurance and reinstatement premium in 2014. The increase in net premiums earned of 2.0% was less than the increase in net premiums written reflecting the growth in net premiums written that was only partially earned in 2014.

The significant year-over-year increase in net gains on investments (as set out in the table below), higher underwriting profitability and higher interest and dividend income (reflecting lower investment management and administration fees and lower total return swap expense) produced pre-tax income before interest and other of $288.3 in 2014 compared to a pre-tax loss before interest and other of $10.2 in 2013.

	2014	2013
Equity and equity-related holdings	105.4	141.8
Equity hedges	(37.5)	(202.8)
Bonds	66.9	(31.7)
Preferred stocks	(4.2)	(3.7)
CPI-linked derivatives	(2.6)	(27.6)
Foreign currency	74.7	47.0
Gain on disposition of associates	13.8	22.2
Other	(3.4)	(0.7)

Net gains (losses) on investments	213.1	(55.5)

Northbridge's cash resources, excluding the impact of foreign currency translation, decreased by $437.9 in 2014 compared to an increase of $716.1 in 2013. The increase in cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) from $22.7 in 2013 to $54.2 in 2014 primarily reflected lower net claims paid, partially offset by lower net premiums collected and higher income taxes paid.

Northbridge's average annual return on average equity over the past 29 years since inception in 1985 was 13.6% at December 31, 2014 (December 31, 2013 – 13.5%) (expressed in Canadian dollars).

Set out below are the balance sheets (in U.S. dollars) for Northbridge as at December 31, 2014 and 2013.

	2014(1)	2013(1)
Assets
Holding company cash and investments	35.2	32.6
Insurance contract receivables	285.5	289.4
Portfolio investments	3,160.9	3,183.8
Deferred premium acquisition costs	98.7	100.0
Recoverable from reinsurers	629.9	835.3
Deferred income taxes	48.4	67.7
Goodwill and intangible assets	176.9	177.9
Due from affiliates	91.8	101.1
Other assets	97.6	168.0
Investment in Fairfax affiliates	45.7	32.6

Total assets	4,670.6	4,988.4

Liabilities
Accounts payable and accrued liabilities	179.4	174.7
Income taxes payable	33.5	–
Short sale and derivative obligations	8.2	33.8
Due to affiliates	5.2	7.6
Funds withheld payable to reinsurers	4.2	3.9
Provision for losses and loss adjustment expenses	2,299.7	2,686.1
Provision for unearned premiums	576.0	602.4

Total liabilities	3,106.2	3,508.5

Total equity	1,564.4	1,479.9

Total liabilities and total equity	4,670.6	4,988.4

(1)
These balance sheets differ from the standalone balance sheets of Northbridge primarily due to purchase accounting adjustments (principally goodwill and intangible assets) related to the privatization of Northbridge in 2009 and the allocation of a portion of the goodwill and intangible assets acquired by Fairfax in connection with Pethealth in 2014. Excluding these purchase accounting adjustments, Northbridge's total equity was $1,416.7 at December 31, 2014 (December 31, 2013 – $1,330.5).

Northbridge's Canadian dollar balance sheets (inclusive of Fairfax-level purchase accounting adjustments) are translated into U.S. dollars in Fairfax's consolidated financial reporting and reflect the currency translation effect in 2014 of the appreciation of the U.S. dollar relative to the Canadian dollar (8.3% year-over-year). As regards certain December 31, 2014 balance sheet items expressed in Canadian dollars: Goodwill and intangible assets increased reflecting the goodwill and intangible assets of Pethealth allocated to Northbridge (Cdn$19.6), partially offset by regularly recurring amortization of intangible assets. Provision for losses and loss adjustment expenses and recoverable from reinsurers decreased reflecting improved loss experience. The increase in total equity primarily reflected the net earnings in 2014, partially offset by decreased accumulated other comprehensive income (principally as a result of the currency translation effect described above).

Northbridge's investment in Fairfax affiliates as at December 31, 2014 consisted of:

Affiliate	% interest
Ridley	31.8%
The Keg	11.0%

    U.S. Insurance – Crum & Forster and Zenith National(1)

	2014			2013
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Underwriting profit (loss)	2.5	89.5	92.0	(24.3)	19.2	(5.1)

Loss & LAE – accident year	66.9%	62.9%	65.5%	70.1%	67.5%	69.2%
Commissions	13.6%	9.7%	12.2%	13.3%	9.8%	12.1%
Underwriting expenses	19.3%	25.1%	21.3%	17.8%	25.1%	20.4%

Combined ratio – accident year	99.8%	97.7%	99.0%	101.2%	102.4%	101.7%
Net unfavourable (favourable) development	–%	(10.2)%	(3.6)%	0.7%	(5.3)%	(1.4)%

Combined ratio – calendar year	99.8%	87.5%	95.4%	101.9%	97.1%	100.3%

Gross premiums written	1,699.5	733.0	2,432.5	1,562.2	716.3	2,278.5

Net premiums written	1,346.3	720.9	2,067.2	1,232.9	700.3	1,933.2

Net premiums earned	1,306.5	714.3	2,020.8	1,261.0	673.8	1,934.8

Underwriting profit (loss)	2.5	89.5	92.0	(24.3)	19.2	(5.1)
Interest and dividends	39.1	22.1	61.2	38.3	22.3	60.6

Operating income	41.6	111.6	153.2	14.0	41.5	55.5
Net gains (losses) on investments	321.3	106.8	428.1	(313.8)	(131.2)	(445.0)
Gain on redemption of investment in OdysseyRe(2)	310.8	–	310.8	–	–	–

Pre-tax income (loss) before interest and other	673.7	218.4	892.1	(299.8)	(89.7)	(389.5)

Net earnings (loss)	545.8	140.8	686.6	(195.7)	(59.9)	(255.6)

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

(2)
Eliminated on consolidation.

Crum & Forster

In the fourth quarter of 2014, Fairfax centralized the ownership of its wholly-owned reinsurance and insurance company, Odyssey Re Holdings Corp., under a single intermediate holding company in the U.S. This reorganization had no effect on Fairfax's consolidated financial reporting; however, it impacted Crum & Forster as described in the "Business Developments" section of this MD&A.

On December 31, 2013 Runoff (Clearwater Insurance) assumed net insurance liabilities of $68.6 from Crum & Forster related to its discontinued New York construction contractors' business. The tables in this MD&A which set out the operating results of Crum & Forster and Runoff do not give effect to the initial impact of this reinsurance transaction since its effect is not considered by management in its assessment of the performance of Crum & Forster and Runoff. Had the initial impact of this reinsurance transaction been reflected in Crum & Forster's operating segment in 2013, net premiums written, net premiums earned and losses on claims all would have decreased by $68.6 with operating income remaining unchanged. On October 3, 2013 Crum & Forster assumed the renewal rights to American Safety's environmental casualty, excess and surplus lines casualty, property and package lines of business. Effective October 1, 2013 Crum & Forster transferred its directors and officers and management liability insurance business to Hudson Insurance (a wholly-owned insurance subsidiary of OdysseyRe). The transferred business produced approximately $20 of annual gross premiums written. On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville"). Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2014 for a detailed discussion of these acquisitions. Incremental gross premiums written related to the renewal of the American Safety business was $67.9 in 2014 principally in the environmental casualty business under the Crum & Forster and CoverX brands.

Crum & Forster reported an underwriting profit of $2.5 and a combined ratio of 99.8% in 2014 compared to an underwriting loss of $24.3 and a combined ratio of 101.9% in 2013. The improvement in underwriting profitability principally reflected the absence in 2014 of net adverse development of prior years' reserves and better non-catastrophe underwriting margins related to the current accident year (primarily reflecting the impact of underwriting actions that have improved the performance of the legacy CoverX business and the impact of a single large loss of $8.0 (0.6 of a combined ratio point) in 2013), partially offset by a modest increase in operating expenses.

There was no net prior year reserve development in 2014 whereas the underwriting results in 2013 included $8.3 (0.7 of a combined ratio point) of net adverse prior year reserve development, primarily related to general liability loss reserves at First Mercury, partially offset by net favourable prior year reserve development related to a single large liability claim at Crum & Forster. Current period catastrophe losses in 2014 primarily related to the effects of storms and severe winter weather in the U.S. northeast and storms in the U.S. midwest and totaled $14.3 (1.1 combined ratio points). Current period catastrophe losses in 2013 totaled $3.7 (0.3 of a combined ratio point).

Crum & Forster's underwriting expense ratio (excluding commissions) increased from 17.8% in 2013 to 19.3% in 2014, primarily as a result of increased employee compensation and benefit costs necessary to support the growth in gross premiums written and incremental costs related to American Safety.

Gross premiums written increased by 8.8% from $1,562.2 in 2013 to $1,699.5 in 2014 reflecting the incremental contribution from American Safety to the environmental casualty business and growth in the Fairmont accident and health and Seneca businesses, partially offset by planned reductions in the legacy CoverX business. Net premiums written increased by 9.2% in 2014 consistent with the increase in gross premiums written. The increase in net premiums earned of 3.6% lagged the growth in net premiums written principally as a result of the reductions in net premiums written in 2013 in the legacy CoverX business and in the middle markets business of Crum & Forster, partially offset by the impact of the timing of earned premiums related to the American Safety business and growth in the Fairmont accident and health business.

Interest and dividend income increased modestly from $38.3 in 2013 to $39.1 in 2014 reflecting increased interest income earned and share of profit of associates, partially offset by lower dividends received on common stocks. The significant increase in net gains on investments (as set out in the table below) coupled with the gain on redemption of Crum & Forster's investment in OdysseyRe, the year-over-year improvement in underwriting profitability and slightly higher interest and dividend income, produced pre-tax income before interest and other of $673.7 in 2014 compared to a pre-tax loss before interest and other of $299.8 in 2013.

Crum & Forster's cash resources, excluding the impact of foreign currency translation, decreased by $33.4 in 2014 compared to an increase of $14.8 in 2013. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) decreased from $122.8 in 2013 to $115.6 in 2014 primarily as a result of lower income tax recoveries, partially offset by increased underwriting cash flows.

Crum & Forster's cumulative net earnings since acquisition on August 13, 1998 was $1,952.6, and its annual return on average equity since acquisition has been 10.7% (December 31, 2013 – 9.2%).

Zenith National

Zenith National reported an underwriting profit of $89.5 and a combined ratio of 87.5% in 2014 compared to an underwriting profit of $19.2 and a combined ratio of 97.1% in 2013. Net premiums earned in 2014 of $714.3 increased from $673.8 in 2013, principally reflecting premium rate increases.

The improvement in Zenith National's combined ratio in 2014 compared to 2013 reflected a decrease of 4.6 percentage points in the estimated accident year loss and LAE ratio in 2014 and higher net favourable development of prior years' reserves (10.2 percentage points in 2014). The decrease in the estimated accident year loss and LAE ratio in 2014 was due to favourable loss development trends for accident year 2013 combined with price increases equal to estimated loss trends for accident year 2014. Net favourable prior year reserve development in 2014 reflected net favourable emergence related to the 2011, 2012 and 2013 accident years.

The significant increase in net gains on investments (as set out in the table below), the improvement in underwriting profitability and stable interest and dividend income ($22.1 in 2014 compared to $22.3 in 2013), produced pre-tax income before interest and other of $218.4 in 2014 compared to a pre-tax loss before interest and other of $89.7 in 2013.

At December 31, 2014 Zenith National had unrestricted cash and cash equivalents of $39.2 (December 31, 2013 – $54.0). Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased from $109.2 in 2013 to $119.2 in 2014, primarily as a result of increased net premium collections.

Net gains (losses) on investments in the years ended December 31, 2014 and 2013 for the U.S. Insurance segment were comprised as shown in the following table:

	2014			2013
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Equity and equity-related holdings	96.7	17.9	114.6	226.2	90.0	316.2
Equity hedges	(15.0)	(14.8)	(29.8)	(339.0)	(121.5)	(460.5)
Bonds	230.4	93.4	323.8	(179.6)	(89.4)	(269.0)
CPI-linked derivatives	(3.3)	2.9	(0.4)	(15.8)	(9.2)	(25.0)
Gain on disposition of associates	10.5	–	10.5	–	–	–
Other	2.0	7.4	9.4	(5.6)	(1.1)	(6.7)

Net gains (losses) on investments	321.3	106.8	428.1	(313.8)	(131.2)	(445.0)

Set out below are the balance sheets for U.S. Insurance as at December 31, 2014 and 2013.

	2014				2013
	Crum & Forster	Zenith National(1)	Inter- company	Total	Crum & Forster	Zenith National(1)	Inter- company	Total
Assets
Holding company cash and investments	5.8	60.2	–	66.0	5.6	5.7	–	11.3
Insurance contract receivables	212.7	205.6	–	418.3	194.0	196.3	–	390.3
Portfolio investments	3,918.9	1,789.6	–	5,708.5	3,320.1	1,657.6	–	4,977.7
Deferred premium acquisition costs	109.8	9.9	–	119.7	95.1	9.1	–	104.2
Recoverable from reinsurers	1,527.0	144.3	–	1,671.3	1,568.3	164.5	–	1,732.8
Deferred income taxes	161.7	–	–	161.7	272.8	44.4	–	317.2
Goodwill and intangible assets	294.7	453.9	–	748.6	187.1	463.5	–	650.6
Due from affiliates	0.1	0.2	–	0.3	0.9	0.2	–	1.1
Other assets	113.7	61.5	–	175.2	183.4	56.7	–	240.1
Investments in Fairfax affiliates	81.2	12.0	(29.4)	63.8	126.9	–	(29.4)	97.5

Total assets	6,425.6	2,737.2	(29.4)	9,133.4	5,954.2	2,598.0	(29.4)	8,522.8

Liabilities
Accounts payable and accrued liabilities	249.4	74.3	–	323.7	241.6	64.7	–	306.3
Short sale and derivative obligations	12.3	8.0	–	20.3	14.7	12.2	–	26.9
Due to affiliates	25.3	1.2	–	26.5	26.0	0.4	–	26.4
Funds withheld payable to reinsurers	338.9	–	–	338.9	397.4	–	–	397.4
Provision for losses and loss adjustment expenses	3,407.6	1,297.4	–	4,705.0	3,401.0	1,319.9	–	4,720.9
Provision for unearned premiums	575.0	248.6	–	823.6	525.0	241.4	–	766.4
Deferred income taxes	–	10.4	–	10.4	–	–	–	–
Long term debt	41.4	38.1	–	79.5	41.4	38.1	–	79.5

Total liabilities	4,649.9	1,678.0	–	6,327.9	4,647.1	1,676.7	–	6,323.8

Total equity	1,775.7	1,059.2	(29.4)	2,805.5	1,307.1	921.3	(29.4)	2,199.0

Total liabilities and total equity	6,425.6	2,737.2	(29.4)	9,133.4	5,954.2	2,598.0	(29.4)	8,522.8

(1)
These balance sheets differ from those published by Zenith National, primarily due to differences between IFRS and US GAAP and acquisition accounting adjustments (principally goodwill and intangible assets) which arose on the acquisition of Zenith National in 2010. Excluding these acquisition accounting adjustments, Zenith National's IFRS total equity was $675.2 at December 31, 2014 (December 31, 2013 – $532.5).

Significant changes to the balance sheet of U.S. Insurance at December 31, 2014 compared to December 31, 2013 primarily reflected growth in the year-over-year business volumes at Crum & Forster. Portfolio investments increased principally as a result of mark-to-market gains primarily related to bonds and common stocks, the net proceeds received by Crum & Forster related to the OdysseyRe reorganization and cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL), partially offset by the payment by Crum & Forster of a dividend to Fairfax of $150.0 and hedging losses. Recoverable from reinsurers decreased as a result of increased collections (Crum & Forster) and the impact of net favourable prior year reserve development on losses ceded to reinsurers and increased retention levels (Zenith National). Deferred income taxes decreased reflecting the impact of increased net unrealized gains on bonds (Crum & Forster and Zenith National) and the utilization of operating losses carried forward (Zenith National). Goodwill and intangible assets increased reflecting the goodwill and intangible assets of Pethealth ($90.9 allocated to Crum & Forster) and the impact of the acquisitions of certain smaller insurance agencies that will augment Crum & Forster's distribution capability. Provision for losses and loss adjustment expenses decreased primarily as a result of favourable prior year reserve development on workers' compensation loss reserves (Zenith National), partially offset by the impacts of increased business volumes offset by improved loss experience (Crum & Forster). Total equity increased primarily as a result of net earnings of $545.8 (2013 – net loss of $195.7) and $140.8 (2013 – net loss of $59.9) at Crum & Forster and Zenith National respectively, the allocation to Crum & Forster of the goodwill, intangible assets and related deferred tax liabilities of Pethealth and capital contributions from Fairfax to Crum & Forster and Zenith National of $5.0 (2013 – $65.0) and nil (2013 – $10.0) respectively. Crum & Forster paid dividends to Fairfax and its affiliates in 2014 of $150.0 (2013 – nil) to facilitate the OdysseyRe reorganization.

U.S. Insurance's investments in Fairfax affiliates as at December 31, 2014 consisted of:

Affiliate	% interest
TRG Holdings	1.4%
Advent	13.8%
Zenith National(1)	2.0%
The Keg	15.3%
(1)
Represents Crum & Forster's investment in Zenith National which is eliminated within the U.S. Insurance segmented balance sheets.

    Asian Insurance – Fairfax Asia

	2014	2013
Underwriting profit	36.2	32.0

Loss & LAE – accident year	81.4%	80.3%
Commissions	(0.1)%	1.4%
Underwriting expenses	13.0%	12.3%

Combined ratio – accident year	94.3%	94.0%
Net favourable development	(7.6)%	(6.5)%

Combined ratio – calendar year	86.7%	87.5%

Gross premiums written	563.5	530.2

Net premiums written	280.1	257.4

Net premiums earned	272.2	256.2

Underwriting profit	36.2	32.0
Interest and dividends	60.5	36.7

Operating income	96.7	68.7
Net losses on investments	(19.3)	(23.8)

Pre-tax income before interest and other	77.4	44.9

Net earnings	66.1	35.8

Fairfax Asia comprises the company's Asian holdings and operations: Singapore-based First Capital Insurance Limited, Hong Kong-based Falcon Insurance (Hong Kong) Company Limited, Malaysia-based The Pacific Insurance Berhad, 80.0%-owned Indonesia-based Fairfax Indonesia, 40.5%-owned Bangkok-based Falcon Insurance PLC ("Falcon Thailand") and 26.0%-owned Mumbai-based ICICI Lombard General Insurance Company Limited ("ICICI Lombard"), India's largest (by market share) private general insurer (the remaining 74.0% interest is held by ICICI Bank, India's second largest commercial bank). Falcon Thailand and ICICI Lombard are reported under the equity method of accounting.

On January 1, 2015 the company acquired 78% of Union Assurance General Limited ("Union Assurance") for cash consideration of $26.8 (3.5 billion Sri Lankan rupees). Union Assurance is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business and writing approximately $41 of gross premiums written in 2013.

On December 1, 2014 the company entered into an agreement to acquire the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") through its wholly-owned subsidiary Pacific Insurance. The transaction is subject to customary closing conditions, including Malaysian court approval, and is expected to close in the first quarter of 2015. MCIS is an established general insurer in Malaysia with over $55 of gross premiums written in 2013 in its general insurance business.

On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in PT Batavia Mitratama Insurance (subsequently renamed PT Fairfax Insurance Indonesia ("Fairfax Indonesia")) for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.

Fairfax Asia reported an underwriting profit of $36.2 and a combined ratio of 86.7% in 2014 compared to an underwriting profit of $32.0 and a combined ratio of 87.5% in 2013. Each of First Capital, Falcon and Pacific Insurance produced combined ratios as set out in the following table:

	2014	2013
First Capital	74.4%	78.1%
Falcon	98.8%	101.3%
Pacific Insurance	98.9%	91.7%

The combined ratio in 2014 included 7.6 combined ratio points ($20.6) of net favourable prior year reserve development primarily related to engineering, workers' compensation, property and commercial automobile loss reserves. The combined ratio in 2013 included 6.5 combined ratio points ($16.7) of net favourable prior year reserve development primarily related to the commercial automobile, workers' compensation and marine hull loss reserves.

The commission income ratio of 0.1% in 2014 compared to the commission expense ratio of 1.4% in 2013 with the improvement primarily the result of higher profit commission earned on reinsurance ceded by First Capital on its property line of business. The underwriting expense ratio increased from 12.3% in 2013 to 13.0% in 2014, primarily as a result of a modest increase in operating expenses at Pacific Insurance related to the acquisition of MCIS.

Gross premiums written, net premiums written and net premiums earned in 2014 increased by 6.3%, 8.8% and 6.2% respectively, primarily as a result of increased writings in the commercial property, commercial automobile and marine hull lines of business, partially offset by decreased writings in the engineering lines of business. The increase in net premiums written of 8.8% was higher than the growth in gross premiums written due to slightly higher premium retention in 2014. The increase in net premiums earned of 6.2% was less than the increase in net premiums written reflecting the growth in net premiums written that was only partially earned in 2014.

The combination of increased interest and dividend income (reflecting the increased share of profit of associates, principally ICICI Lombard), lower net losses on investments (as set out in the table below) and increased underwriting profit, produced pre-tax income before interest and other of $77.4 in 2014 compared to pre-tax income before interest and other of $44.9 in 2013.

	2014	2013
Equity and equity-related holdings	(26.6)	9.1
Equity hedges	–	(30.1)
Bonds	2.2	(6.7)
Preferred stocks	0.3	(1.0)
Foreign currency	5.3	5.0
Other	(0.5)	(0.1)

Net losses on investments	(19.3)	(23.8)

As at December 31, 2014 the company had invested a total of $112.7 to acquire and maintain its 26.0% interest in ICICI Lombard and carried this investment at $107.5 under the equity method of accounting (fair value of $268.5 as disclosed in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2014). The company's investment in ICICI Lombard is included in portfolio investments in the Fairfax Asia balance sheet that follows.

During the twelve month period ended September 30, 2014, ICICI Lombard's gross premiums written increased in Indian rupees by 1.8% over the comparable period in 2013, with a combined ratio of 111.3%. The Indian property and casualty insurance industry experienced increasingly competitive market conditions in 2014 as recent new entrants continued to increase their market share. With an 8.5% market share, 5,691 employees and 260 offices across India, ICICI Lombard is India's largest (by market share) private general insurer. Please see its website (www.icicilombard.com) for further details of its operations.

Set out below are the balance sheets for Fairfax Asia as at December 31, 2014 and 2013:

	2014	2013
Assets
Insurance contract receivables	99.3	95.0
Portfolio investments	1,137.1	1,089.9
Deferred premium acquisition costs	21.4	20.0
Recoverable from reinsurers	525.4	511.5
Goodwill and intangible assets	31.6	29.2
Due from affiliates	5.2	4.9
Other assets	48.7	44.5

Total assets	1,868.7	1,795.0

Liabilities
Accounts payable and accrued liabilities	203.1	229.3
Income taxes payable	10.5	7.7
Short sale and derivative obligations	–	0.1
Due to affiliates	4.7	4.2
Funds withheld payable to reinsurers	58.2	70.9
Provision for losses and loss adjustment expenses	691.3	643.9
Provision for unearned premiums	229.3	219.9
Deferred income taxes	10.7	9.0

Total liabilities	1,207.8	1,185.0

Total equity	660.9	610.0

Total liabilities and total equity	1,868.7	1,795.0

Fairfax Asia's balance sheet at December 31, 2014 reflected the year-over-year impact of the appreciation of the U.S. dollar relative to the Singapore dollar and Malaysian ringgit of 4.7% and 6.3% respectively. As regards certain December 31, 2014 balance sheet items: Portfolio investments increased reflecting the consolidation of the investment portfolio of Fairfax Indonesia and the impact of share of profit of associates in 2014 which increased the carrying value of the investment in ICICI Lombard. Recoverable from reinsurers and provision for losses and loss adjustment expenses increased reflecting growth in year-over-year business volumes at First Capital and Falcon Insurance. Total equity increased primarily as a result of the net earnings in 2014 and a capital contribution received from Fairfax to fund the acquisition of Fairfax Indonesia.

    Reinsurance – OdysseyRe(1)

	2014	2013
Underwriting profit	360.4	379.9

Loss & LAE – accident year	62.5%	64.2%
Commissions	20.3%	20.0%
Underwriting expenses	9.9%	8.8%

Combined ratio – accident year	92.7%	93.0%
Net favourable development	(8.0)%	(9.0)%

Combined ratio – calendar year	84.7%	84.0%

Gross premiums written	2,739.5	2,715.5

Net premiums written	2,393.8	2,376.9

Net premiums earned	2,356.6	2,373.6

Underwriting profit	360.4	379.9
Interest and dividends	182.2	191.7

Operating income	542.6	571.6
Net gains (losses) on investments	579.3	(816.5)

Pre-tax income (loss) before interest and other	1,121.9	(244.9)

Net earnings (loss)	713.8	(146.7)

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

In the fourth quarter of 2014, Fairfax centralized the ownership of its wholly-owned reinsurance and insurance company, Odyssey Re Holdings Corp., under a single intermediate holding company in the U.S. This reorganization had no effect on Fairfax's consolidated financial reporting; however, it impacted OdysseyRe as described in the "Business Developments" section of this MD&A, under the heading of "Acquisitions and Divestitures".

On April 1, 2014 Hudson Insurance (a wholly owned subsidiary of OdysseyRe), completed the acquisition of certain assets and assumed certain liabilities associated with Motor Transport Underwriters, Inc. ("Motor Transport") for cash purchase consideration of $12.8. Motor Transport is a leading underwriting, claims and risk management specialist in the long-haul trucking industry.

On October 3, 2013 Hudson Insurance assumed the renewal rights to American Safety's surety lines of business. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2014 for a detailed discussion of this acquisition. Effective October 1, 2013 Crum & Forster transferred its directors and officers and management liability insurance business to Hudson Insurance. This strategic combination will allow Hudson Insurance (also an underwriter of these lines of business) to provide a more focused and efficient presence in the marketplace for such insurance. The transferred business produced approximately $20 of annual gross premiums written.

OdysseyRe reported an underwriting profit of $360.4 (combined ratio of 84.7%) in 2014 compared to an underwriting profit of $379.9 (combined ratio 84.0%) in 2013. The modest decrease in underwriting profit in 2014 reflected the impact of the increase in the underwriting expense ratio, lower net favourable prior year reserve development and lower writings of higher margin property catastrophe business, partially offset by a significant decrease in current period catastrophe losses (as set out in the table below).

	2014			2013
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Windstorm Ela	37.7	1.6		–	–
Typhoon Fitow	–	–		25.8	1.1
Alberta floods	–	–		25.1	1.1
Germany hailstorms	–	–		25.0	1.1
Central Europe floods	–	–		14.9	0.6
Windstorm Christian	–	–		12.9	0.6
Toronto floods	–	–		11.0	0.5
Other	107.4	4.6		88.7	3.7

	145.1	6.2	points	203.4	8.7	points

(1)
Net of reinstatement premiums.

OdysseyRe's combined ratio in 2014 included the benefit of 8.0 combined ratio points ($189.1) of net favourable prior year reserve development (primarily related to casualty and non-catastrophe property loss reserves) compared to 9.0 combined ratio points ($214.7) in 2013 (principally related to property catastrophe, casualty and non-catastrophe property loss reserves).

OdysseyRe's underwriting expense ratio increased from 8.8% in 2013 to 9.9% in 2014, primarily due to incremental operating expenses associated with the acquisition of Motor Transport and the American Safety renewal rights, increased legal fees and lower net premiums earned year-over-year. OdysseyRe's commission expense ratio increased from 20.0% in 2013 to 20.3% in 2014 primarily due to changes in the mix of business and lower earnings in 2014 of inward reinstatement premiums, which do not attract commissions.

Following recent enhancements to its underwriting systems and the accumulation of sufficient internal historical data, OdysseyRe recognized the majority of the premiums written in respect of the winter planting season of its U.S. crop insurance business in December 2014, whereas in 2013 these premiums were recognized in the first quarter of 2014. Applying the same recognition pattern for the U.S. crop insurance business as was adopted in 2014 to 2013, OdysseyRe's gross premiums written, net premiums written and net premiums earned would have decreased as set out in the following table. The impact of those changes on underwriting profit was nominal.

	2014			2013
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
OdysseyRe – as reported	2,739.5	2,393.8	2,356.6	2,715.5	2,376.9	2,373.6
Adjustments related to timing of U.S. crop insurance	(41.4)	(34.4)	(6.0)	10.9	15.9	3.1

OdysseyRe – as adjusted	2,698.1	2,359.4	2,350.6	2,726.4	2,392.8	2,376.7

% change (year-over-year)	(1.0)	(1.4)	(1.1)

The decreases in gross premiums written, net premiums written and net premiums earned in 2014 primarily reflected declines in writings of reinsurance business (primarily property lines of business) due to competitive market conditions, partially offset by growth across most lines of business in the U.S. insurance division, including incremental gross premiums written related to the renewal of the American Safety business ($22.4). Net premiums earned in 2014 reflected lower net premiums earned related to reinsurance business in prior periods, partially offset by the growth in net premiums written in the U.S. Insurance division.

The significant increase in net gains on investments (as set out in the table below), partially offset by the moderate decrease in underwriting profit and lower interest and dividend income (primarily reflecting decreased share of profit of associates, partially offset by higher interest income earned), produced pre-tax income before interest and other of $1,121.9 in 2014 compared to a pre-tax loss before interest and other of $244.9 in 2013.

	2014	2013
Equity and equity-related holdings	124.7	422.4
Equity hedges	(30.4)	(767.8)
Bonds	494.2	(388.3)
CPI-linked derivatives	(9.8)	(62.4)
Foreign currency	(10.9)	8.1
Gain on disposition of associate	21.4	12.2
Other	(9.9)	(40.7)

Net gains (losses) on investments	579.3	(816.5)

OdysseyRe's cash resources, excluding the impact of foreign currency translation, increased by $24.9 in 2014 compared to an increase of $31.0 in 2013. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased from $312.6 in 2013 to $466.3 in 2014, primarily as a result of lower net claim payments due to reduced catastrophe activity in 2014 and the impact in the second quarter of 2013 of a large outward portfolio transfer of unearned premium related to a property quota share reinsurance contract.

Set out below are the balance sheets for OdysseyRe as at December 31, 2014 and 2013:

	2014(1)	2013(1)
Assets
Holding company cash and investments	463.6	246.0
Insurance contract receivables	814.1	815.8
Portfolio investments	8,179.8	7,986.6
Deferred premium acquisition costs	217.7	204.2
Recoverable from reinsurers	868.2	990.4
Deferred income taxes	50.8	204.8
Goodwill and intangible assets	182.7	168.9
Due from affiliates	2.7	205.4
Other assets	117.6	138.3
Investments in Fairfax affiliates	203.5	181.4

Total assets	11,100.7	11,141.8

Liabilities
Accounts payable and accrued liabilities	503.9	494.1
Income taxes payable	102.6	–
Short sale and derivative obligations	53.2	118.1
Due to affiliates	9.4	10.8
Funds withheld payable to reinsurers	36.0	16.3
Provision for losses and loss adjustment expenses	5,315.3	5,603.5
Provision for unearned premiums	853.1	825.6
Long term debt	214.6	264.1

Total liabilities	7,088.1	7,332.5

Total equity	4,012.6	3,809.3

Total liabilities and total equity	11,100.7	11,141.8

(1)
These balance sheets differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and US GAAP and purchase accounting adjustments (principally goodwill and intangible assets) which arose on the privatization of OdysseyRe. Excluding these purchase accounting adjustments, OdysseyRe's IFRS total equity was $3,940.3 at December 31, 2014 (December 31, 2013 – $3,701.3).

OdysseyRe's balance sheet at December 31, 2014 reflected the year-over-year impact of the appreciation of the U.S. dollar relative to the euro, Canadian dollar and British pound sterling of 12.2%, 8.3%, 5.9% respectively. As regards certain December 31, 2014 balance sheet items: Portfolio investments increased principally as a result of unrealized mark-to-market gains primarily related to bonds and cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL), partially offset by the net effect of the OdysseyRe reorganization ($490.3) and hedging losses. Recoverable from reinsurers and provision for losses and loss adjustment expenses decreased as a result of favourable prior year reserve development and the impact of changes in foreign currency exchange rates. Deferred income taxes decreased reflecting increased net unrealized gains on bonds. Due from affiliates decreased reflecting collection of an intercompany loan from Fairfax. Income taxes payable increased reflecting the improvement in net earnings in 2014. Long term debt decreased due to the redemption on December 15, 2014 of $50.0 principal amount of Series B unsecured senior notes due 2016 for cash consideration of $50.0. Total equity increased primarily as a result of net earnings, partially offset by the net effect of the OdysseyRe reorganization ($490.3).

OdysseyRe's investments in Fairfax affiliates as at December 31, 2014 consisted of:

Affiliate	% interest
Advent	17.0%
Fairfax Asia	16.3%
The Keg	14.7%
Zenith National	6.1%

    Insurance and Reinsurance – Other

	2014
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	34.3	0.2	2.3	(16.1)	–	20.7

Loss & LAE – accident year	68.2%	72.2%	70.1%	70.4%	–	70.2%
Commissions	26.3%	18.3%	17.3%	16.3%	–	20.9%
Underwriting expenses	2.5%	27.9%	9.3%	41.6%	–	17.2%

Combined ratio – accident year	97.0%	118.4%	96.7%	128.3%	–	108.3%
Net adverse (favourable) development	(20.4)%	(18.6)%	(0.6)%	5.6%	–	(13.6)%

Combined ratio – calendar year	76.6%	99.8%	96.1%	133.9%	–	94.7%

Gross premiums written	166.8	207.1	54.0	158.2	(32.8)	553.3

Net premiums written	163.4	153.6	41.2	55.7	–	413.9

Net premiums earned	146.2	138.6	60.5	47.4	–	392.7

Underwriting profit (loss)	34.3	0.2	2.3	(16.1)	–	20.7
Interest and dividends	11.8	8.6	3.5	3.1	–	27.0

Operating income (loss)	46.1	8.8	5.8	(13.0)	–	47.7
Net gains on investments	103.6	26.7	2.2	3.3	–	135.8

Pre-tax income (loss) before interest and other	149.7	35.5	8.0	(9.7)	–	183.5

Net earnings (loss)	155.5	27.3	6.3	(10.0)	–	179.1

	2013
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	39.1	(4.6)	(12.1)	(7.4)	–	15.0

Loss & LAE – accident year	64.0%	70.1%	71.7%	63.8%	–	67.7%
Commissions	24.0%	18.5%	17.1%	18.7%	–	20.0%
Underwriting expenses	2.7%	22.9%	8.2%	34.0%	–	15.0%

Combined ratio – accident year	90.7%	111.5%	97.0%	116.5%	–	102.7%
Net adverse (favourable) development	(18.9)%	(8.7)%	17.1%	(2.1)%	–	(6.1)%

Combined ratio – calendar year	71.8%	102.8%	114.1%	114.4%	–	96.6%

Gross premiums written	109.0	211.0	99.7	151.0	(32.2)	538.5

Net premiums written	105.0	157.0	84.1	60.8	–	406.9

Net premiums earned	138.8	164.0	85.4	51.3	–	439.5

Underwriting profit (loss)	39.1	(4.6)	(12.1)	(7.4)	–	15.0
Interest and dividends	2.5	6.5	3.9	1.2	–	14.1

Operating income (loss)	41.6	1.9	(8.2)	(6.2)	–	29.1
Net gains (losses) on investments	17.9	(1.8)	0.9	1.8	–	18.8

Pre-tax income (loss) before interest and other	59.5	0.1	(7.3)	(4.4)	–	47.9

Net earnings (loss)	63.2	(3.2)	(6.4)	(4.3)	–	49.3

Effective January 1, 2013 Group Re discontinued its 10% participation on an intercompany quota share reinsurance contract with Northbridge and returned $39.1 of unearned premium to Northbridge (the "unearned premium portfolio transfer").

The Insurance and Reinsurance – Other segment produced an underwriting profit of $20.7 (combined ratio of 94.7%) in 2014 compared to an underwriting profit of $15.0 (combined ratio of 96.6%) in 2013. The improvement in underwriting profitability principally reflected increased net favourable prior year reserve development, partially offset by the effect of lower net premiums earned relative to fixed underwriting expenses and lower non-catastrophe underwriting margins related to the current accident year (reflecting modest deterioration at Group Re and Fairfax Brasil, partially offset by improvements at Polish Re).

The underwriting results in 2014 included net favourable prior year reserve development of $53.2 (13.6 combined ratio points) primarily reflecting net favourable development at Group Re (principally related to prior years' catastrophe loss reserves and net favourable emergence on the runoff of the intercompany quota share reinsurance contract with Northbridge) and Advent (principally reflecting net favourable emergence on attritional loss reserves across most lines of business and prior years' catastrophe loss reserves). The underwriting results in 2013 included net favourable prior year reserve development of $26.9 (6.1 combined ratio points), primarily reflecting net favourable emergence at Group Re (related to prior years' catastrophe loss reserves) and Advent (across a number of lines of business including prior years' catastrophe loss reserves), partially offset by net adverse emergence at Polish Re (related to commercial automobile loss reserves).

Current period catastrophe losses in 2014 of $21.5 (5.5 combined ratio points) were principally attributable to the impact on Advent and Group Re of storms in the U.S. Midwest, Windstorm Ela and Hurricane Odile. Current period catastrophe losses (net of reinstatement premiums) in 2013 of $21.2 (4.8 combined ratio points) were principally comprised of $7.1 (1.6 combined ratio points) related to the Alberta floods, $4.8 (1.1 combined ratio points) related to the central Europe floods and $2.0 (0.5 of a combined ratio point) related to the Germany hailstorms. The expense ratio increased from 15.0% in 2013 to 17.2% in 2014, primarily as a result of the effect of lower net premiums earned relative to fixed underwriting expenses at Advent, Polish Re and Fairfax Brasil.

Gross premiums written and net premiums written decreased by 4.2% and 7.2% in 2014 (excluding the impact of the unearned premium portfolio transfer which suppressed gross premiums written and net premiums written at Group Re by $39.1 in 2013), primarily reflecting decreases at Polish Re and Advent (principally due to the non-renewal of certain classes of business where terms and conditions were considered inadequate), partially offset by increases at Group Re (primarily related to a modest increase in net risk retained within the Fairfax group). Net premiums earned decreased by 10.6% in 2014 reflecting the lower levels of net premiums written in 2013 and early 2014 by Advent (as new classes of business and their respective underwriters were integrated) and Polish Re.

Interest and dividend income increased from $14.1 in 2013 to $27.0 in 2014, primarily as a result of higher interest income earned and increased share of profit of associates, partially offset by lower dividends earned on common stocks as a result of sales of dividend paying equities during 2013. The gain on disposition of associate of $73.9 in 2013 as set out in the table below reflected the net gain recognized on the sale of the company's investments in The Brick.

The year-over-year increase in net gains on investments (as set out in the table below), higher interest and dividend income and the improvement in underwriting profitability, produced pre-tax income before interest and other of $183.5 in 2014 compared to pre-tax income before interest and other of $47.9 in 2013.

	2014	2013
Equity and equity-related holdings	68.7	77.2
Equity hedges	(6.1)	(95.3)
Bonds	45.5	(14.0)
Preferred stocks	(22.2)	(15.3)
CPI-linked derivatives	29.6	(2.1)
Foreign currency	17.4	0.9
Gain on disposition of associate	2.8	73.9
Other	0.1	(6.5)

Net gains on investments	135.8	18.8

Set out below are the balance sheets for Insurance and Reinsurance – Other as at December 31, 2014 and 2013.

	2014						2013
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Assets
Insurance contract receivables	55.4	82.3	14.4	84.3	(16.4)	220.0	29.6	64.9	23.2	65.9	(17.6)	166.0
Portfolio investments	1,001.1	551.8	185.0	84.4	(2.9)	1,819.4	909.7	557.7	217.5	83.8	–	1,768.7
Deferred premium acquisition costs	13.1	18.0	2.1	13.5	(1.7)	45.0	8.5	11.1	7.4	11.5	(1.5)	37.0
Recoverable from reinsurers	7.3	86.7	25.0	163.5	(71.1)	211.4	0.5	116.0	29.1	132.1	(88.3)	189.4
Deferred income taxes	–	–	–	–	–	–	–	15.4	–	–	–	15.4
Goodwill and intangible assets	–	4.3	13.9	0.1	–	18.3	–	4.3	16.5	0.1	–	20.9
Due from affiliates	0.1	0.1	–	–	–	0.2	0.3	–	–	–	–	0.3
Other assets	2.2	22.6	5.8	16.5	–	47.1	25.2	18.5	7.2	16.4	–	67.3
Investments in Fairfax affiliates	10.0	–	–	–	–	10.0	35.6	–	–	–	(35.6)	–

Total assets	1,089.2	765.8	246.2	362.3	(92.1)	2,371.4	1,009.4	787.9	300.9	309.8	(143.0)	2,265.0

Liabilities
Accounts payable and accrued liabilities	2.4	24.4	2.4	93.2	(3.2)	119.2	6.4	20.4	3.6	74.9	(2.1)	103.2
Income taxes payable	–	–	1.3	–	–	1.3	–	–	–	–	–	–
Short sale and derivative obligations	14.7	1.5	–	–	–	16.2	11.1	3.0	–	–	–	14.1
Due to affiliates	10.4	–	–	–	–	10.4	4.2	2.6	0.2	–	–	7.0
Funds withheld payable to reinsurers	56.5	16.1	4.9	1.8	(15.9)	63.4	37.3	13.5	4.2	0.9	(18.1)	37.8
Provision for losses and loss adjustment expenses	412.7	374.6	148.5	140.0	(64.5)	1,011.3	447.6	445.8	173.9	108.1	(79.5)	1,095.9
Provision for unearned premiums	52.4	81.5	8.6	106.8	(5.6)	243.7	35.1	60.5	30.9	92.6	(7.7)	211.4
Deferred income taxes	–	1.4	0.4	0.3	–	2.1	–	–	0.4	–	–	0.4
Long term debt	–	91.8	–	–	–	91.8	–	93.7	–	–	–	93.7

Total liabilities	549.1	591.3	166.1	342.1	(89.2)	1,559.4	541.7	639.5	213.2	276.5	(107.4)	1,563.5

Total equity	540.1	174.5	80.1	20.2	(2.9)	812.0	467.7	148.4	87.7	33.3	(35.6)	701.5

Total liabilities and total equity	1,089.2	765.8	246.2	362.3	(92.1)	2,371.4	1,009.4	787.9	300.9	309.8	(143.0)	2,265.0

The balance sheet of Insurance and Reinsurance – Other at December 31, 2014 reflected the year-over-year impact of the appreciation of the U.S. dollar relative to the Canadian dollar (Group Re), Polish zloty (Polish Re) and Brazilian real (Fairfax Brasil) of 8.3%, 15.0% and 11.2% respectively. Portfolio investments increased principally as a result of appreciation of common stocks, bonds, and CPI-linked derivatives, and cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL), partially offset by losses on preferred stocks. Recoverable from reinsurers increased reflecting growth in year-over-year business volumes at Fairfax Brasil, partially offset by collections from reinsurers consistent with the decrease in provision for losses and loss adjustment expenses at Advent. Provision for losses and loss adjustment expenses decreased reflecting net favourable prior year reserve development of attritional loss reserves across most lines of business and catastrophe loss reserves and payments made in respect of prior year catastrophe losses at Advent and normal course settlement of the runoff of loss reserves assumed in connection with the Northbridge intercompany reinsurance arrangement at Group Re, partially offset by the impact on provision for losses and loss adjustment expenses of growth in year-over-year business volumes at Fairfax Brasil. Total equity increased primarily as a result of net earnings, partially offset by dividends paid to Fairfax of $60.2 (2013 – $118.1). The dividend paid to Fairfax in 2014 of $60.2 was a dividend-in-kind comprised of its 100% ownership interest in TIG Insurance (Barbados) Limited ($24.1) and 14.8% ownership interest in Advent ($36.1). The dividend paid to Fairfax in 2013 of $118.1 was inclusive of a dividend-in-kind of $28.0 comprised of CRC Re's 26.0% ownership interest in Ridley.

Group Re's investments in Fairfax affiliates as at December 31, 2014 consisted of:

Affiliate	% interest
The Keg	6.7%

    Runoff

The Runoff business segment was formed with the acquisition on August 11, 1999 of the company's interest in The Resolution Group ("TRG"), which was comprised of the runoff management expertise and experienced personnel of TRG and TRG's wholly-owned insurance subsidiary in runoff, International Insurance Company ("IIC"). The Runoff segment currently consists of two groups: the U.S. Runoff group, consisting of TIG Insurance Company (the company resulting from the December 2002 merger of TIG Insurance Company and IIC), the Fairmont legal entities placed into runoff on January 1, 2006, General Fidelity (since August 17, 2010), Clearwater Insurance (since January 1, 2011), Valiant Insurance (from July 1, 2011 until October 6, 2014 when it was sold), Commonwealth Insurance Company of America (since January 1, 2013) and American Safety (since October 3, 2013), and the European Runoff group, consisting of RiverStone (UK), Syndicate 3500 and RiverStone Insurance (since October 12, 2012). The Runoff business segment also includes Resolution Group Reinsurance (Barbados) Limited (since July 4, 2014) and TIG Insurance (Barbados) Limited (since December 13, 2012) formed to facilitate certain reinsurance transactions. Both groups are managed by the dedicated RiverStone runoff management operation which has 383 employees in the U.S. and the U.K.

In the fourth quarter of 2014, Fairfax centralized the ownership of its wholly-owned reinsurance and insurance company, Odyssey Re Holdings Corp., under a single intermediate holding company in the U.S. This reorganization had no effect on Fairfax's consolidated financial reporting; however, it impacted Runoff as described in the "Business Developments" section of this MD&A.

On December 4, 2014, RiverStone (UK) agreed to reinsure an Italian medical malpractice runoff portfolio principally comprised of liabilities arising from direct policies issued to hospitals in Italy between 2007 and 2010 (the "medical malpractice reinsurance transaction"). Runoff received a cash premium of $66.5 as consideration for the assumption of $65.5 of net loss reserves.

On October 6, 2014, TIG Insurance sold its wholly-owned inactive subsidiary Valiant Insurance Company and its wholly-owned subsidiary Valiant Specialty Insurance Company ("Valiant Group") to a third party purchaser and recognized a net gain on investment of $6.5. Subsequent to the sale, TIG Insurance will continue to reinsure 100% of the gross insurance liabilities of Valiant Group and has entered into an administrative agreement with the purchaser whereby TIG Insurance will provide claims handling services in respect of those liabilities.

On August 29, 2014 U.S. Runoff agreed to reinsure a construction defect runoff portfolio of Everest Re (the "Everest Re reinsurance transaction") and received a cash premium of $84.6 as consideration for the assumption of $82.6 of net loss reserves. This construction defect runoff portfolio was principally comprised of direct policies issued to general contractors between 2002 and 2004, primarily in the western U.S. (predominantly California).

On August 18, 2014 Runoff commuted a $312.7 reinsurance recoverable from Brit Group for proceeds of $310.2, comprised of cash and investments, and recognized a loss of $2.5.

On December 31, 2013 Clearwater Insurance assumed net insurance liabilities of $68.6 from Crum & Forster related to its discontinued New York construction contractors' business. The tables in this MD&A which set out the operating results of Crum & Forster and Runoff do not give effect to the initial impact of this reinsurance transaction since its effect is not considered by management in its assessment of the performance of Crum & Forster and Runoff. Had the initial impact of this reinsurance transaction been reflected in Runoff's operating segment in 2013, gross premiums written, net premiums written, net premiums earned and losses on claims all would have increased by $68.6 with operating income remaining unchanged.

On October 3, 2013 the company acquired all of the outstanding common shares of American Safety Insurance Holdings, Ltd. ("American Safety") for $30.25 per share in cash, representing aggregate purchase consideration of $317.1. On October 8, 2013 the company sold American Safety's Bermuda-based reinsurance subsidiary, American Safety Reinsurance, Ltd. ("AS Re"), to an unrelated third party for net proceeds of $52.5. Crum & Forster assumed the renewal rights to American Safety's environmental casualty, excess and surplus lines casualty, property and package lines of business. Hudson Insurance (a wholly-owned insurance subsidiary of OdysseyRe) assumed the renewal rights to American Safety's surety lines of business. The remainder of American Safety's lines of business which did not meet Fairfax's underwriting criteria were placed into runoff under the supervision of the RiverStone group. The purchase consideration for this acquisition was financed internally by the company's runoff subsidiaries, Crum & Forster and Hudson Insurance and was partially defrayed by the proceeds received on the sale of AS Re ($52.5) and the receipt of a post-acquisition dividend of excess capital paid by American Safety ($123.7). The fair values of the portfolio investments (including cash and short term investments), insurance contract liabilities and recoverable from reinsurers of American Safety that were ultimately consolidated by the Runoff reporting segment were approximately $642, $652 and $220 respectively, after giving effect to the post-acquisition transactions described in the preceding sentence. American Safety, a Bermuda-based holding company, underwrote specialty risks through its U.S.-based program administrator, American Safety Insurance Services, Inc., and its U.S. insurance and Bermuda reinsurance companies.

On March 29, 2013 TIG Insurance commuted an $85.4 reinsurance recoverable for proceeds of $118.5 (principally cash consideration of $115.8) and recognized a gain of $33.1.

Effective January 1, 2013 Northbridge sold its wholly-owned subsidiary Commonwealth Insurance Company of America ("CICA") to TIG Insurance. CICA had total equity of $20.8 on January 1, 2013 principally to support its U.S. property business placed into runoff effective May 1, 2012. Periods prior to January 1, 2013 have not been restated as the impact was not significant.

Set out below is a summary of the operating results of Runoff for the years ended December 31, 2014 and 2013.

	2014	2013
Gross premiums written	163.9	36.3

Net premiums written	179.7	30.4

Net premiums earned	231.6	83.0
Losses on claims	(265.9)	23.8
Operating expenses	(117.2)	(95.5)
Interest and dividends	63.0	66.0

Operating income (loss)	(88.5)	77.3
Net gains (losses) on investments	364.9	(306.5)
Gain on redemption of investment in OdysseyRe(1)	406.1	–
Loss on repurchase of long term debt	(3.5)	–

Pre-tax income (loss) before interest and other	679.0	(229.2)

(1)
Eliminated on consolidation.

Runoff reported an operating loss of $88.5 in 2014 compared to operating income of $77.3 in 2013. Net premiums earned in 2014 of $231.6 principally reflected the impacts of the Everest Re reinsurance transaction and the medical malpractice reinsurance transaction ($84.1 and $66.5 respectively), the runoff of policies in force on the acquisition date of American Safety ($65.9) and premium adjustments at RiverStone Insurance ($15.0). Net premiums earned in 2013 of $83.0 principally reflected the runoff of policies in force on the acquisition dates of RiverStone Insurance and American Safety ($29.5 and $20.7 respectively) and premium adjustments at RiverStone Insurance ($24.9).

Losses on claims of $265.9 in 2014 primarily reflected net adverse prior year reserve development at Clearwater Insurance ($111.2 principally related to strengthening of construction contractors loss reserves assumed from Crum & Forster and asbestos and environmental loss reserves in the legacy portfolio) and TIG Insurance ($55.8 principally related to strengthening of latent loss reserves, partially offset by net favourable development of workers' compensation loss reserves) and the impacts of the medical malpractice reinsurance transaction and the Everest Re reinsurance transaction ($65.5 and $72.6 respectively), partially offset by net favourable prior year reserve development at American Safety ($67.4 related to environmental remediation contractor and other long tail casualty loss reserves).

Losses on claims in 2013 included a gain of $33.1 on significant reinsurance commutation and reflected net adverse prior year reserve development at Clearwater Insurance ($43.0 principally related to strengthening of asbestos and environmental loss reserves and other latent claims assumed from Crum & Forster and asbestos loss reserves in the legacy portfolio) and TIG Insurance ($43.4 primarily related to asbestos and environmental loss reserves), partially offset by net favourable prior year reserve development at General Fidelity ($50.7 primarily related to construction defect and marine loss reserves) and European Runoff ($34.1 primarily at RiverStone (UK) across all lines of business including the release of redundant unallocated loss adjustment expense reserves).

Operating expenses increased from $95.5 in 2013 to $117.2 in 2014, primarily as a result of incremental operating expenses associated with the Everest Re reinsurance transaction and American Safety, partially offset by the release of a provision for uncollectible reinsurance in European Runoff.

Interest and dividend income decreased from $66.0 in 2013 to $63.0 in 2014 primarily reflecting lower dividends earned on common stocks and lower share of profit of associates (principally related to Runoff's investment in Thai Re), partially offset by lower total return swap expense.

The Runoff segment produced pre-tax income before interest and other of $679.0 in 2014 compared to a pre-tax loss before interest and other of $229.2 in 2013 with the year-over-year increase in profitability primarily due to the significant increase in net gains on investments (as set out in the table below) and the net gain on redemption of Runoff's investment in OdysseyRe, partially offset by the increased operating loss and the loss on repurchase of long term debt (described below).

	2014	2013
Equity and equity-related holdings	69.8	218.3
Equity hedges	(24.6)	(313.2)
Bonds	294.4	(226.9)
CPI-linked derivatives	(3.8)	(5.6)
Foreign currency	17.4	10.6
Gain on disposition of associate	4.4	9.8
Other	7.3	0.5

Net gains (losses) on investments	364.9	(306.5)

On December 15, 2014 Runoff redeemed $25.0 principal amount (carrying value of $21.5) of American Safety's floating rate trust preferred securities due 2035 for cash consideration of $25.0 and recorded a loss on repurchase of long term debt of $3.5 in other expenses in the consolidated statement of earnings. During 2014 Runoff paid dividends to Fairfax comprised of a cash dividend of $60.4 (2013 – $30.0) and a dividend-in-kind in connection with the OdysseyRe reorganization (comprised of marketable securities) of $74.5 (2013 – nil). The cash dividend received by Fairfax of $30.0 in 2013 was immediately reinvested into Runoff and formed part of the funding for the acquisition of American Safety.

Runoff cash flow may be volatile as to timing and amounts, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims.

Set out below are the balance sheets for Runoff as at December 31, 2014 and 2013.

	2014	2013
Assets
Insurance contract receivables	144.0	350.5
Portfolio investments	4,841.7	4,604.4
Recoverable from reinsurers	1,100.9	1,773.7
Deferred income taxes	67.4	70.4
Goodwill and intangible assets	43.4	46.0
Due from affiliates	615.0	281.4
Other assets	73.8	66.2
Investments in Fairfax affiliates	77.5	284.3

Total assets	6,963.7	7,476.9

Liabilities
Accounts payable and accrued liabilities	98.1	174.0
Income taxes payable	32.3	51.7
Short sale and derivative obligations	31.3	20.3
Due to affiliates	0.1	11.6
Funds withheld payable to reinsurers	16.8	32.5
Provision for losses and loss adjustment expenses	4,720.4	5,493.8
Provision for unearned premiums	–	73.7
Long term debt	–	21.5

Total liabilities	4,899.0	5,879.1

Total equity	2,064.7	1,597.8

Total liabilities and total equity	6,963.7	7,476.9

The balance sheet for the Runoff segment represents the sum of individual entity balance sheets even though the individual entities are not necessarily a part of the same ownership structure. Significant changes to the 2014 balance sheet of the Runoff segment compared to 2013 primarily reflected the impacts of the commutation with the Brit Group, the medical malpractice reinsurance transaction and the Everest Re transaction which increased portfolio investments and provision for losses and loss adjustment expenses by $461.3 and $148.1 respectively and decreased recoverable from reinsurers by $312.7 at December 31, 2014. Insurance contract receivables decreased as a result of the collection in 2014 of commutation balances that were receivable at December 31, 2013, the collection of a premium receivable related to the Eaglestar reinsurance transaction and the impact of premium adjustments at RiverStone Insurance. The increase in portfolio investments also reflected mark-to-market gains primarily related to bonds and common stocks, net proceeds received related to the OdysseyRe reorganization ($160.1), partially offset by hedging losses and cash used in operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL). At December 31, 2014 Runoff's portfolio investments of $4,841.7 included $636.5 and $258.0 of investments pledged by U.S. Runoff and European Runoff respectively, to support insurance and reinsurance obligations in the ordinary course of carrying on their business. Recoverable from reinsurers decreased due to continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances (particularly at RiverStone Insurance related to the commutation with the Brit Group). At December 31, 2014 recoverable from reinsurers included recoverables related to asbestos and pollution claims of $369.4 primarily at TIG Insurance and Clearwater Insurance. Due from affiliates increased as a result of an intercompany advance of $350.0 to Fairfax as a result of the OdysseyRe reorganization. Accounts payable and accrued liabilities decreased due to settlement of a payable balance at RiverStone Insurance associated with the commutation with the Brit Group. Provision for losses and loss adjustment expenses decreased as a result of the continued progress by Runoff in settling its remaining claims (particularly at RiverStone Insurance), partially offset by adverse prior year reserve development principally at Clearwater Insurance and TIG Insurance. The decrease in provision for unearned premiums reflected the runoff of policies in force on the acquisition dates of RiverStone Insurance and American Safety. The decrease in long term debt reflected the redemption of $25.0 principal amount (carrying value of $21.5) of American Safety's floating rate trust preferred securities due 2035 for cash consideration of $25.0. Total equity increased primarily as a result of net earnings (inclusive of the net gain on redemption of Runoff's investment in OdysseyRe), partially offset by dividends paid to Fairfax.

Runoff's investments in Fairfax affiliates as at December 31, 2014 consisted of:

Affiliate	% interest
Advent	15.0%
TRG Holdings	21.0%
The Keg	3.3%

    Other

	2014	2013
Revenue	1,556.0	958.0
Expenses	(1,488.7)	(906.9)

Pre-tax income before interest and other	67.3	51.1
Interest and dividends	10.3	0.8
Net gains on investments	43.1	–
Interest expense	(12.3)	(4.6)

Pre-tax income	108.4	47.3

Net earnings	96.1	28.5

The Other reporting segment is primarily comprised as follows (with the date of acquisition by Fairfax shown in parenthesis): Ridley is one of North America's leading animal nutrition companies and operates in the U.S. and Canada (November 2008); William Ashley is a prestige retailer of exclusive tableware and gifts in Canada (August 16, 2011); Sporting Life is a Canadian retailer of sporting goods and sports apparel (December 22, 2011); Thomas Cook India is an integrated travel and travel related financial services company in India (August 14, 2012); IKYA provides specialized human resources services to leading corporate clients in India (May 14, 2013); The Keg franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States (February 4, 2014); Praktiker is one of the largest home improvement and do-it-yourself goods retailers in Greece (June 5, 2014); Sterling Resorts is engaged in vacation ownership and leisure hospitality and operates a network of resorts in India (September 3, 2014); and, Pethealth which is headquartered in Canada and provides pet medical insurance, management software and pet-related database management services in North America and the United Kingdom (November 14, 2014).

On November 14, 2014 the company acquired all of the outstanding common shares, preferred shares and employee share options of Pethealth for cash purchase consideration of $88.7 (Cdn$100.4). The goodwill and intangible assets associated with the marketing of pet medical insurance was allocated to the Crum & Forster and Northbridge reporting segments ($90.9 and $17.3 respectively) since they will become Pethealth's ongoing insurance carriers. Pethealth's residual assets and liabilities and results of operations were consolidated in the Other reporting segment.

On September 3, 2014 the company acquired control of Sterling Resorts through its 73.0%-owned Thomas Cook India subsidiary pursuant to the transaction described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2014. Having obtained control, Thomas Cook India was required to re-measure its existing ownership interest in Sterling Resorts at fair value as of September 3, 2014, resulting in the recognition of a one-time non-cash gain of $41.2, representing the difference between the fair value of the previously held interest in Sterling Resorts and its carrying value under the equity method of accounting.

On June 5, 2014 Fairfax completed the acquisition of a 100% interest in Praktiker for cash purchase consideration of $28.6 (€21.0 million). On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of The Keg for cash purchase consideration of $76.7 (Cdn$85.0).

Prime Restaurants, which franchises, owns and operates a network of casual dining restaurants and pubs in Canada, was sold on October 31, 2013. On May 14, 2013 Thomas Cook India acquired a 77.3% interest in IKYA for cash purchase consideration of $46.8 (2,563.2 million Indian rupees) pursuant to the transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2014.

Ridley's revenue and expenses fluctuate with changes in raw material prices. The increases in Ridley's revenue ($561.1 in 2013 increased to $588.8 in 2014) and expenses ($533.3 in 2013 increased to $553.3 in 2014) primarily reflected higher sales volumes combined with a more favourable product mix on a year-over-year basis. The increases in IKYA's revenue ($147.5 in 2013 increased to $312.2 in 2014) and expenses ($143.3 in 2013 increased to $300.8 in 2014), principally reflected the consolidation of IKYA for the full year of 2014 (compared to approximately eight months in 2013) and significant growth in its business driven by the information technology and general staffing segments. The Keg contributed revenue of $249.3 and expenses of $251.8 since its acquisition on February 4, 2014. The remaining revenues and expenses included in the Other reporting segment were primarily comprised of the revenues and expenses of William Ashley, Sporting Life, Praktiker, Prime Restaurants (sold on October 31, 2013), Thomas Cook India, Sterling Resorts and Pethealth, from their respective acquisition dates (and up to disposal date with respect to Prime Restaurants).

    Interest and Dividends

An analysis of consolidated interest and dividend income is presented in the Investments section of this MD&A.

    Net Gains (Losses) on Investments

An analysis of consolidated net gains (losses) on investments is provided in the Investments section of this MD&A.

    Interest Expense

Consolidated interest expense decreased from $211.2 in 2013 to $206.3 in 2014, reflecting the repayment on November 1, 2013 of $182.9 principal amount of OdysseyRe unsecured senior notes upon maturity, the repurchase in the first quarter of 2013 of $48.4 principal amount of Fairfax unsecured senior notes due 2017 and the favourable impact of foreign currency translation on the interest expense of the company's Canadian dollar denominated long term debt, partially offset by the issuance on August 13, 2014 of $300.0 principal amount of unsecured senior notes due 2024, the consolidation of the subsidiary indebtedness and long term debt of American Safety, IKYA and The Keg and higher subsidiary indebtedness and long term debt of Thomas Cook India year-over-year.

Consolidated interest expense was comprised as follows:

	2014	2013
Fairfax	171.4	172.3
Crum & Forster	1.4	1.5
Zenith National	3.3	3.3
OdysseyRe	12.7	24.8
Advent	4.2	4.3
Runoff	1.0	0.4
Other (principally related to The Keg and Thomas Cook India)	12.3	4.6

	206.3	211.2

    Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and interest and dividends (inclusive of share of profit (loss) of associates and total return swap expense) earned on holding company cash and investments, and is comprised of the following:

	2014	2013
Fairfax corporate overhead	85.1	102.5
Subsidiary holding companies' corporate overhead	80.6	96.0
Holding company interest and dividends	6.3	11.7
Investment management and administration fees	(79.1)	(88.3)
Loss on repurchase of long term debt	3.6	3.4

	96.5	125.3

Fairfax corporate overhead decreased from $102.5 in 2013 to $85.1 in 2014, primarily as a result of lower compensation expenses and legal fees and one-time expenses incurred in 2013 related to the acquisition of American Safety. Subsidiary holding companies' corporate overhead decreased from $96.0 in 2013 to $80.6 in 2014, primarily as a result of a non-recurring charge of $31.2 incurred at Northbridge in 2013 related to redundant software development costs, partially offset by higher restructuring costs and charitable donations in 2014.

Total return swap expense ($30.0 in 2014 and $31.2 in 2013) is reported as a component of interest and dividend income. Holding company interest and dividends also included share of profit of associates ($14.4 in 2014 and $11.4 in 2013). Prior to giving effect to the impacts of total return swap expense and share of profit of associates, interest and dividend income on holding company cash and investments increased from $8.1 in 2013 to $9.3 in 2014.

Investment management and administration fees decreased from $88.3 in 2013 to $79.1 in 2014 primarily as a result of adjustments to the fees in respect of the prior year.

	2014	2013
Equity and equity-related holdings	30.2	129.9
Equity hedges	(66.1)	(112.3)
Bonds	9.6	7.6
Foreign currency	(11.7)	(3.7)
Gain on disposition of associates	0.7	12.1
Gain on redemption of investment in OdysseyRe(1)	38.5	–
Other	28.5	30.9

Net gains on investments	29.7	64.5

    (1)
    Eliminated on consolidation.

    Income Taxes

The $673.3 provision for income taxes in 2014 differed from the provision for income taxes that would be determined by applying the company's Canadian statutory income tax rate of 26.5% to the company's earnings before income taxes primarily as a result of income earned in jurisdictions where the corporate income tax rate is higher than the company's Canadian statutory income tax rate and unrecorded income tax losses and temporary differences, partially offset by non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada).

The $436.6 recovery of income taxes in 2013 differed from the recovery of income taxes that would be determined by applying the company's Canadian statutory income tax rate of 26.5% to the company's loss before income taxes primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada) and losses incurred in jurisdictions where the corporate income tax rate is higher than the company's Canadian statutory income tax rate, partially offset by unrecorded income tax losses and temporary differences.

    Non-controlling Interests

The attribution of net earnings (loss) to the non-controlling interests is comprised of the following:

	2014	2013
Thomas Cook India	12.4	1.3
The Keg	7.2	–
Ridley	6.7	4.5
IKYA	3.8	1.1
Sporting Life	1.6	1.9
Fairfax Asia	1.5	0.9
Prime Restaurants	–	0.5
Other	(1.8)	(1.3)

	31.4	8.9

Non-controlling interests increased from $8.9 in 2013 to $31.4 in 2014 primarily as a result of increased net earnings at Thomas Cook India (principally related to the recognition of a one-time non-cash gain of $41.2 related to its investment in Sterling Resorts) and Ridley and the impacts from the acquisition of The Keg during the first quarter of 2014 and the consolidation of IKYA for the full year of 2014 (compared to approximately eight months in 2013), partially offset by the impact of the de-consolidation of Prime Restaurants subsequent to its sale to Cara. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2014 for additional details related to the acquisition of The Keg.

Components of Consolidated Balance Sheets

    Consolidated Balance Sheet Summary

The assets and liabilities reflected on the company's consolidated balance sheet at December 31, 2014 were impacted by the acquisitions of Pethealth, Sterling Resorts, Praktiker and The Keg. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2014 for additional details related to these acquisitions.

Holding company cash and investments decreased to $1,244.3 ($1,212.7 net of $31.6 of holding company short sale and derivative obligations) at December 31, 2014 from $1,296.7 at December 31, 2013 ($1,241.6 net of $55.1 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during 2014 are as set out in the Financial Condition section of this MD&A under the heading of Liquidity.

Insurance contract receivables decreased by $85.3 to $1,931.7 at December 31, 2014 from $2,017.0 at December 31, 2013 primarily at Runoff reflecting collections of reinsurance premiums receivable and the collection in the first quarter of 2014 of commutation proceeds receivable at December 31, 2013, partially offset by increased insurance premiums receivable reflecting the timing of policy renewals at OdysseyRe (principally related to its U.S. crop business) and the impact of increased business volumes at Fairfax Brasil and Advent.

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $25,109.2 at December 31, 2014 ($24,980.0 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2013 of $23,833.3 ($23,620.0 net of subsidiary short sale and derivative obligations). The increase of $1,360.0 year-over-year generally reflected net unrealized appreciation of bonds (principally government bonds and bonds issued by U.S. states and municipalities) and common stocks, and cash provided by operating activities, partially offset by the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar) in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs.

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $1,741.3 primarily reflecting cash used to fund net purchases of other government bonds and other common stocks, net settlements of long and short equity and equity index total return swaps in accordance with their reset provisions, acquisitions of certain investments in associates (net of dispositions) and to enter into CPI-linked derivative contracts and the unfavourable impact of foreign currency translation

(principally the strengthening of the U.S. dollar relative to the Canadian dollar), partially offset by cash provided by operating activities.

Bonds (including bonds pledged for short sale derivative obligations) increased by $1,782.0 primarily reflecting net unrealized appreciation (principally related to bonds issued by U.S. states and municipalities and the U.S. government) and net purchases of other government bonds.

Common stocks increased by $1,012.8 primarily reflecting net unrealized appreciation and net purchases of other common stocks.

Investments in associates increased by $185.2 primarily reflecting the share of profit of associates of $105.7, an investment in AgriCo, and additional investments in Grivalia Properties (formerly Eurobank Properties REIC prior to October 15, 2014) and Thai Re, partially offset by the share of losses on defined benefit plans of associates of $50.8 (principally related to Resolute), the sale of the company's investments in MEGA Brands and two KWF LPs, and net unrealized foreign currency translation losses.

Derivatives and other invested assets net of short sale and derivative obligations increased by $286.7 primarily reflecting lower net payables to counterparties to the company's short equity and equity index total return swaps (excluding the impact of collateral requirements), premiums paid to enter into new CPI-linked derivatives, net unrealized appreciation of CPI-linked derivatives and increased net receivables related to foreign currency contracts.

Recoverable from reinsurers decreased by $992.6 to $3,982.1 at December 31, 2014 from $4,974.7 at December 31, 2013 primarily reflecting Runoff's continued progress reducing its recoverable from reinsurers (through normal cession and collection activity and commutations including the commutation of a reinsurance recoverable from the Brit Group with a carrying value of $312.7), the impact of more favourable loss experience at OdysseyRe in its U.S. crop insurance business, the impact on loss reserves of the strengthening of the U.S. dollar relative to the Canadian dollar (principally at Northbridge) and favourable prior year reserve development ceded to reinsurers.

Deferred income taxes decreased by $554.6 to $460.4 at December 31, 2014 from $1,015.0 at December 31, 2013 primarily due to the impact of net realized and unrealized investment gains and improved underwriting profitability in the U.S.

Goodwill and intangible assets increased by $246.5 to $1,558.3 at December 31, 2014 from $1,311.8 at December 31, 2013, primarily as a result of the acquisitions of The Keg and Pethealth and the consolidation of Sterling Resorts, as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2014. At December 31, 2014 consolidated goodwill of $1,048.7 (December 31, 2013 – $851.3) and intangible assets of $509.6 (December 31, 2013 – $460.5) was comprised by reporting segment as set out in note 12 (Goodwill and Intangible Assets) to the consolidated financial statements for the year ended December 31, 2014. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2014 and it was concluded that no impairment had occurred.

Other assets increased by $259.5 to $1,347.6 at December 31, 2014 from $1,088.1 at December 31, 2013 primarily as a result of the consolidation of the assets of The Keg, Sterling Resorts and Praktiker, partially offset by decreased income taxes refundable reflecting operating income earned in 2014 (principally at Northbridge) and lower receivables on securities sold not yet settled.

Provision for losses and loss adjustment expenses decreased by $1,463.7 to $17,749.1 at December 31, 2014 from $19,212.8 at December 31, 2013 primarily reflecting Runoff's continued progress settling its claim liabilities, the impact on loss reserves of the strengthening of the U.S. dollar relative to the Canadian dollar (principally at Northbridge) and the euro and British Pound Sterling (principally at OdysseyRe and Runoff), favourable prior year reserve development at OdysseyRe, Northbridge, Group Re, Advent and Zenith National and lower current period catastrophe losses, partially offset by the impact of the Everest Re reinsurance transaction and medical malpractice reinsurance transaction and unfavourable prior year reserve development at Runoff and increased claim liabilities at Fairfax Asia and Fairfax Brasil (reflecting increased business volumes).

Non-controlling interests increased by $110.7 to $218.1 at December 31, 2014 from $107.4 at December 31, 2013 principally as a result of the consolidation of Sterling Resorts, the acquisition of The Keg and net earnings attributable to non-controlling interests, partially offset by dividends paid to non-controlling shareholders.

Comparison of 2013 to 2012 – Total assets of $36,945.4 at December 31, 2012 decreased to $35,999.0 at December 31, 2013 primarily due to decreases in portfolio investments and the de-consolidation of Prime Restaurants, partially offset by the consolidation of American Safety, Hartville and IKYA pursuant to the transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2014. Portfolio investments decreased from $25,163.2 at December 31, 2012 to $23,833.3 at December 31, 2013, generally reflecting the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar) and the significant net unrealized depreciation of bonds, partially offset by the consolidation of the investment portfolio of American Safety. Recoverable from reinsurers decreased from $5,290.8 at December 31, 2012 to $4,974.7 at December 31, 2013 primarily reflecting the continued progress by Runoff in reducing its recoverable from reinsurers balance (through normal cession and collection activity and the commutation of a significant reinsurance recoverable balance). Deferred income taxes increased from $607.6 at December 31, 2012 to $1,015.0 at December 31, 2013, primarily due to increased operating loss carryovers and net unrealized investment losses in the U.S.

    Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company's provision for losses and loss adjustment expenses ("LAE") (often called "reserves" or "provision for claims") is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company's insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax, and one or more independent actuaries.

The tables below present the company's gross provision for losses and loss adjustment expenses by reporting segment and line of business for the years ended December 31:

2014

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Operating Companies	Runoff	Corporate and Other	Consolidated
Property	197.1	139.5	173.7	1,282.8	323.3	2,116.4	194.1	–	2,310.5
Casualty	2,049.3	4,340.0	251.5	3,648.9	283.9	10,573.6	3,426.4	–	14,000.0
Specialty	51.8	170.3	266.1	323.5	159.7	971.4	467.2	–	1,438.6

	2,298.2	4,649.8	691.3	5,255.2	766.9	13,661.4	4,087.7	–	17,749.1
Intercompany	1.5	55.2	–	60.1	244.4	361.2	632.7	(993.9)	–

Provision for losses and LAE	2,299.7	4,705.0	691.3	5,315.3	1,011.3	14,022.6	4,720.4	(993.9)	17,749.1

2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Operating Companies	Runoff	Corporate and Other	Consolidated
Property	292.0	148.2	165.3	1,348.2	392.7	2,346.4	374.8	–	2,721.2
Casualty	2,342.1	4,340.4	235.4	3,849.9	280.6	11,048.4	3,981.9	–	15,030.3
Specialty	49.7	174.4	243.2	339.3	135.7	942.3	519.0	–	1,461.3

	2,683.8	4,663.0	643.9	5,537.4	809.0	14,337.1	4,875.7	–	19,212.8
Intercompany	2.3	57.9	–	66.1	286.9	413.2	618.1	(1,031.3)	–

Provision for losses and LAE	2,686.1	4,720.9	643.9	5,603.5	1,095.9	14,750.3	5,493.8	(1,031.3)	19,212.8

In the ordinary course of carrying on business, Fairfax's insurance, reinsurance and runoff companies may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be so pledged (either directly or to support letters of credit issued for the following purposes) include: regulatory deposits (such as with U.S. states for workers' compensation business); deposits of funds at Lloyd's in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $3.6 billion of cash and investments pledged by the company's subsidiaries at December 31, 2014, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2014, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary's respective obligations as previously described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company's obligations).

Claims provisions are established by our primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company's reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish estimates of provision for claims. In determining the provision to cover the estimated ultimate liability for all of the company's insurance and reinsurance obligations, a provision is also made for management's calculation of factors affecting the future development of claims including incurred but not reported claims based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the various elements of estimation encompassed in this process and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates of provision for claims can be developed.

The development of the provision for claims is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The aggregate net favourable development of $374.4 and $476.0 in 2014 and 2013 respectively were comprised as shown in the following table:

		Favourable/(Unfavourable)
		2014	2013
Insurance	– Canada (Northbridge)	110.2	154.0
	– U.S. (Crum & Forster and Zenith National)	72.6	27.7
	– Asia (Fairfax Asia)	20.6	16.7
Reinsurance	– OdysseyRe	189.1	214.7
Insurance and Reinsurance – Other		53.2	26.9

Insurance and reinsurance operating companies		445.7	440.0
Runoff		(71.3)	36.0

Net favourable reserve development		374.4	476.0

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related impact on unpaid claims and allocated loss adjustment expenses for the years ended December 31 were as shown in the following table:

Reconciliation of Provision for Claims – Consolidated

	2014	2013	2012	2011	2010
Provision for claims – beginning of year – net	14,981.6	15,075.8	13,711.2	12,794.1	11,448.6 (1)
Foreign exchange effect of change in provision for claims	(496.2)	(128.0)	101.0	(122.3)	167.4
Provision for claims occurring:
In the current year	4,166.2	4,151.2	4,385.6	4,297.2	3,154.5
In the prior years	(374.4)	(476.0)	(136.1)	(29.8)	14.7
Paid on claims during the year related to:
The current year	(1,076.7)	(1,050.8)	(946.5)	(1,221.3)	(736.9)
The prior years	(2,822.7)	(3,068.7)	(2,964.4)	(2,639.5)	(2,612.9)
Provision for claims of companies acquired during the year at December 31	0.4	478.1	925.0	632.8	1,358.7

Provision for claims at December 31 before the undernoted	14,378.2	14,981.6	15,075.8	13,711.2	12,794.1
CTR Life(2)	15.2	17.9	20.6	24.2	25.3

Provision for claims – end of year – net	14,393.4	14,999.5	15,096.4	13,735.4	12,819.4
Reinsurers' share of provision for claims	3,355.7	4,213.3	4,552.4	3,496.8	3,229.9

Provision for claims – end of year – gross	17,749.1	19,212.8	19,648.8	17,232.2	16,049.3

(1)
Provision for claims at January 1, 2010 reflected certain reclassifications recorded upon adoption of IFRS.

(2)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into runoff in 2002.

The foreign exchange effect of change in provision for claims principally related to the impact in 2014 of the strengthening of the U.S. dollar relative to the Canadian dollar (principally at Northbridge) and the euro and British Pound Sterling (principally at OdysseyRe and Runoff). The company generally mitigates the impact of foreign currency movements on its foreign currency denominated claims liabilities by holding foreign currency denominated investment assets. As a result, realized and unrealized foreign currency translation gains and losses arising from claims settlement activities and the revaluation of the provision for claims (recorded in net gains (losses) on investments in the consolidated statement of earnings) are generally partially or wholly mitigated by realized and unrealized foreign currency translation gains and losses on investments classified as at FVTPL (also recorded in net gains (losses) on investments in the consolidated statement of earnings).

The tables that follow show the reserve reconciliation and the reserve development of Canadian Insurance (Northbridge), U.S. Insurance (Crum & Forster and Zenith National), Asian Insurance (Fairfax Asia), Reinsurance (OdysseyRe) and Insurance and Reinsurance – Other (Group Re, Advent, Polish Re and Fairfax Brasil) and Runoff's net provision for claims. Because business is written in multiple geographic locations and currencies, there will necessarily be some distortions caused by foreign currency fluctuations. Northbridge (Canadian Insurance) tables are presented in Canadian dollars and Crum & Forster and Zenith National (U.S. Insurance), Fairfax Asia, OdysseyRe, Insurance and Reinsurance – Other and Runoff tables are presented in U.S. dollars.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future and future development could be significantly different from the past due to many unknown factors.

With regard to the tables that follow which show the calendar year claims reserve development, note that when in any year there is a redundancy or reserve strengthening related to a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

The accident year claims reserve development tables that follow for Northbridge, U.S. Insurance and OdysseyRe show the development of the provision for losses and loss adjustment expenses by accident year commencing in 2004, with the re-estimated amount of each accident year's reserve development shown in subsequent years up to December 31, 2014. All claims are attributed back to the year of loss, regardless of when they were reported or adjusted. For example, Accident Year 2005 represents all claims with a date of loss between January 1, 2005 and December 31, 2005. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency based on actual payments in full or partial settlements of claims plus current estimates of the reserves for claims still open or claims still unreported.

  Canadian Insurance – Northbridge

The following table shows for Northbridge the provision for losses and LAE as originally and as currently estimated for the years 2010 through 2014. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Northbridge

	2014	2013	2012	2011	2010
	(In Cdn$ except as indicated)
Provision for claims and LAE at January 1	2,016.9	2,077.2	2,030.7	1,994.3	1,973.3

Transfer to U.S. Runoff(1)	–	(3.6)	–	–	–

Incurred losses on claims and LAE
Provision for current accident year's claims	751.7	789.8	756.1	766.8	769.2
Foreign exchange effect on claims	8.6	7.1	(3.0)	3.2	(7.9)
Decrease in provision for prior accident years' claims	(121.7)	(158.6)	(60.8)	(39.2)	(1.3)

Total incurred losses on claims and LAE	638.6	638.3	692.3	730.8	760.0

Payments for losses on claims and LAE
Payments on current accident year's claims	(304.7)	(300.9)	(262.6)	(280.9)	(266.3)
Payments on prior accident years' claims	(368.4)	(394.1)	(383.2)	(413.5)	(472.7)

Total payments for losses on claims and LAE	(673.1)	(695.0)	(645.8)	(694.4)	(739.0)

Provision for claims and LAE at December 31	1,982.4	2,016.9	2,077.2	2,030.7	1,994.3
Exchange rate	0.8634	0.9412	1.0043	0.9821	1.0064

Provision for claims and LAE at December 31 converted to U.S. dollars	1,711.6	1,898.3	2,086.1	1,994.3	2,007.0

(1)
Commonwealth Insurance Company of America was transferred to TIG Insurance, a wholly owned insurance subsidiary of U.S. Runoff effective January 1, 2013.

The following table shows for Northbridge the original provision for losses and LAE at each calendar year-end commencing in 2004, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Northbridge's Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
	(In Cdn$)
Provision for claims including LAE	1,153.9	1,408.7	1,640.2	1,696.0	1,931.8	1,973.3	1,994.3	2,030.7	2,077.2	2,016.9	1,982.4
Cumulative payments as of:
One year later	279.1	353.1	376.4	383.0	483.0	472.7	413.5	383.2	397.7	368.4
Two years later	441.8	594.2	619.5	656.0	796.8	759.9	670.7	655.1	633.8
Three years later	576.0	777.3	835.4	887.0	1,027.6	965.9	894.4	844.1
Four years later	707.7	937.7	1,000.9	1,056.8	1,183.1	1,132.6	1,040.9
Five years later	803.4	1,055.5	1,115.1	1,156.2	1,304.8	1,246.4
Six years later	878.5	1,129.0	1,181.7	1,229.7	1,383.9
Seven years later	923.3	1,170.7	1,230.2	1,286.0
Eight years later	953.4	1,198.4	1,268.1
Nine years later	971.0	1,224.4
Ten years later	991.4
Reserves re-estimated as of:
One year later	1,114.6	1,461.7	1,564.3	1,674.0	1,883.8	1,965.8	1,957.1	1,967.1	1,925.1	1,903.0
Two years later	1,094.0	1,418.1	1,545.4	1,635.1	1,901.2	1,962.0	1,914.4	1,861.7	1,822.3
Three years later	1,096.7	1,412.5	1,510.3	1,635.1	1,901.5	1,917.7	1,810.2	1,776.7
Four years later	1,107.2	1,400.2	1,507.9	1,634.3	1,865.8	1,827.0	1,742.8
Five years later	1,117.7	1,398.4	1,513.5	1,612.1	1,794.1	1,780.7
Six years later	1,124.7	1,403.1	1,495.1	1,563.5	1,779.6
Seven years later	1,123.7	1,383.6	1,464.3	1,568.4
Eight years later	1,112.3	1,365.3	1,483.8
Nine years later	1,100.2	1,394.9
Ten years later	1,132.5
Favourable (unfavourable) development	21.4	13.8	156.4	127.6	152.2	192.6	251.5	254.0	254.9	113.9

The net favourable prior year reserve development in 2014 of Cdn$113.9 reflected in the "Northbridge's Calendar Year Claims Reserve Development" table preceding this paragraph is comprised of Cdn$121.7 of net favourable reserve development and Cdn$7.8 of net unfavourable foreign currency movements related to the translation of U.S. dollar-denominated claims reserves (principally at Northbridge Indemnity and Northbridge Commercial). The net favourable prior year reserve development in 2014 of Cdn$121.7 reflected net favourable emergence across most accident years and lines of business at each of Northbridge's operating companies (more specifically concentrated in general liability, commercial automobile and personal automobile claims reserves). The strengthening of the U.S. dollar relative to the Canadian dollar increased Northbridge's claims reserves in 2014 (expressed in Canadian dollars) by Cdn$7.8 related to prior years' reserves and Cdn$0.8 related to the current year's reserves representing a total increase of Cdn$8.6.

The following table is derived from the "Northbridge's Calendar Year Claims Reserve Development" table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

Northbridge's Accident Year Claims Reserve Development

	Accident year
As at December 31	2004 & Prior	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
	(In Cdn$)
End of first year	1,153.8	573.1	531.6	508.1	640.8	572.4	501.2	487.1	493.3	489.6	447.8
One year later	1,114.6	646.8	499.2	505.1	631.7	547.6	467.9	466.2	446.5	478.4
Two years later	1,093.9	600.5	485.9	501.3	649.1	543.4	469.4	465.0	428.8
Three years later	1,096.7	584.4	463.2	503.5	650.3	534.9	455.9	447.4
Four years later	1,107.2	561.6	462.5	497.1	636.8	515.9	434.8
Five years later	1,117.7	552.8	463.5	493.4	613.7	484.0
Six years later	1,124.7	558.5	464.5	475.5	594.3
Seven years later	1,123.7	550.4	452.1	460.9
Eight years later	1,112.3	544.2	442.0
Nine years later	1,100.2	541.4
Ten years later	1,132.5
Favourable (unfavourable) development	1.8%	5.5%	16.9%	9.3%	7.3%	15.4%	13.2%	8.2%	13.1%	2.3%

Accident years 2012 and 2013 experienced net favourable emergence on commercial liability claims reserves in the mid-market and large account segments, and automobile claims reserves in the personal lines segment. Accident year 2011 experienced net favourable emergence across most lines of business and operating segments except in the commercial automobile mid-market account segment and the commercial transportation account segment. Accident years 2005 through 2010 experienced net favourable emergence across all lines of business and operating segments. Accident year 2004 and prior were impacted by pre-1990 general liability claims reserves.

  U.S. Insurance

The following table shows for the U.S. insurance operations the provision for losses and LAE as originally and as currently estimated for the years 2010 through 2014. First Mercury and Zenith National were included in the U.S. Insurance reporting segment beginning in 2011 and 2010 respectively. Between 2010 and 2006, the U.S. Insurance reporting segment consisted of Crum & Forster only with the years prior to 2006 including Fairmont (the business of which was assumed by Crum & Forster effective January 1, 2006 subsequent to the transfer of the Fairmont entities to U.S. Runoff). The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – U.S. Insurance

	2014	2013	2012	2011	2010
Provision for claims and LAE at January 1	3,108.0	3,058.3	2,776.5	2,588.5	1,774.3 (1)

Incurred losses on claims and LAE
Provision for current accident year's claims	1,323.0	1,339.3	1,353.0	966.7	532.3
Increase (decrease) in provision for prior accident years' claims	(72.6)	(27.7)	52.4	61.8	11.3

Total incurred losses on claims and LAE	1,250.4	1,311.6	1,405.4	1,028.5	543.6

Payments for losses on claims and LAE
Payments on current accident year's claims	(331.0)	(302.2)	(292.4)	(259.1)	(143.1)
Payments on prior accident years' claims	(861.6)	(891.1)	(831.2)	(750.0)	(550.6)

Total payments for losses on claims and LAE	(1,192.6)	(1,193.3)	(1,123.6)	(1,009.1)	(693.7)

Provision for claims and LAE at December 31 before the undernoted	3,165.8	3,176.6	3,058.3	2,607.9	1,624.2

Transfers to Runoff(2)	–	(68.6)	–	(334.5)	–

Insurance subsidiaries acquired during the year(3)	–	–	–	503.1	964.3

Provision for claims and LAE at December 31	3,165.8	3,108.0	3,058.3	2,776.5	2,588.5

(1)
Provision for claims at January 1, 2010 reflected certain reclassifications recorded upon adoption of IFRS.

(2)
U.S. Runoff assumed the liability for Crum & Forster's discontinued New York construction contractors' business in 2013, and substantially all of Crum & Forster's asbestos and environmental claims reserves in 2011.

(3)
First Mercury was acquired and integrated with Crum & Forster in 2011 and Zenith National was acquired in 2010.

The following table shows for Crum & Forster (and Zenith National since 2010) the original provision for losses and LAE at each calendar year-end commencing in 2004, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amounts of these reserves.

U.S. Insurance Calendar Year Claims Reserve Development (including Zenith National since 2010)

	Calendar year
As at December 31	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Provision for claims including LAE	1,578.2	1,610.6	1,686.9	1,668.9	2,038.3	1,789.4	2,588.5	2,776.5	3,058.3	3,108.0	3,165.8
Cumulative payments as of:
One year later	466.0	478.9	571.0	264.1	632.9	565.4	1,084.5	831.2	954.3	861.6
Two years later	796.7	848.7	629.2	649.0	1,048.7	1,258.8	1,537.0	1,464.6	1,539.4
Three years later	1,066.1	804.7	904.3	971.2	1,670.9	1,492.4	1,840.7	1,864.6
Four years later	959.6	1,013.8	1,153.9	1,524.3	1,847.5	1,628.0	2,035.2
Five years later	1,118.3	1,209.9	1,661.7	1,647.2	1,936.6	1,715.3
Six years later	1,280.2	1,693.5	1,746.4	1,706.0	2,007.0
Seven years later	1,745.4	1,759.7	1,777.9	1,760.2
Eight years later	1,800.4	1,773.6	1,818.1
Nine years later	1,800.8	1,807.8
Ten years later	1,824.6
Reserves re-estimated as of:
One year later	1,546.9	1,561.7	1,640.3	1,727.9	2,013.3	1,800.7	2,650.3	2,828.9	3,030.6	3,035.4
Two years later	1,509.2	1,525.3	1,716.5	1,692.4	2,015.5	1,833.4	2,664.6	2,867.9	3,042.3
Three years later	1,499.7	1,640.4	1,700.3	1,711.8	2,063.1	1,836.7	2,645.2	2,894.4
Four years later	1,616.7	1,653.0	1,732.0	1,754.7	2,062.4	1,819.3	2,626.4
Five years later	1,658.2	1,688.5	1,774.6	1,755.5	2,041.5	1,812.0
Six years later	1,687.3	1,737.3	1,777.8	1,735.0	2,036.6
Seven years later	1,729.8	1,738.0	1,747.7	1,737.1
Eight years later	1,733.3	1,707.0	1,749.5
Nine years later	1,698.5	1,707.7
Ten years later	1,693.2
Favourable (unfavourable) development	(115.0)	(97.1)	(62.6)	(68.2)	1.7	(22.6)	(37.9)	(117.9)	16.0	72.6

U.S. Insurance experienced net favourable prior year reserve development of $72.6 in 2014 on workers' compensation claims reserves at Zenith National. There was no net prior year reserve development at Crum & Forster in 2014.

The following table is derived from the "U.S. Insurance Calendar Year Claims Reserve Development" table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

U.S. Insurance Accident Year Claims Reserve Development

	Accident year
As at December 31	2004 & Prior	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
End of first year	1,831.3	613.8	701.0	723.4	748.8	659.6	743.1	838.0	1,060.5	1,031.7	992.0
One year later	1,800.0	602.7	690.7	706.4	759.4	668.8	746.8	855.1	993.8	947.3
Two years later	1,762.3	575.7	651.8	686.9	742.1	670.7	762.6	879.6	979.1
Three years later	1,752.8	573.9	623.1	674.8	755.3	691.1	783.3	902.6
Four years later	1,869.8	545.0	619.2	676.9	764.4	700.2	783.6
Five years later	1,911.3	551.3	609.0	679.9	764.0	703.2
Six years later	1,940.4	556.2	606.4	688.0	758.3
Seven years later	1,986.6	545.6	606.4	698.1
Eight years later	1,986.7	553.4	609.2
Nine years later	1,955.9	559.6
Ten years later	1,942.7
Favourable (unfavourable) development	(6.1)%	8.8%	13.1%	3.5%	(1.3)%	(6.6)%	(5.5)%	(7.7)%	7.7%	8.2%

Accident years 2013 and 2012 experienced net favourable emergence on general liability and workers' compensation claims reserves. Accident years 2008 through 2011 experienced net adverse emergence principally related to unfavourable trends on workers' compensation claims reserves at Crum & Forster and Zenith National and general liability claims reserves at First Mercury. Accident years 2005 through 2007 experienced net favourable emergence on general liability, commercial multi-peril and workers' compensation claims reserves. Accident year 2004 and prior were impacted by the effects of increased frequency and severity on casualty claims reserves, the effects of increased competitive conditions during 2003 and prior periods and included strengthening of asbestos, environmental and latent claims reserves.

  Asian Insurance – Fairfax Asia

The following table shows for Fairfax Asia the provision for losses and LAE as originally and as currently estimated for the years 2010 through 2014. Fairfax Indonesia and Pacific Insurance were included in the Fairfax Asia reporting segment beginning in 2014 and 2011 respectively. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Fairfax Asia

	2014	2013	2012	2011	2010
Provision for claims and LAE at January 1	360.0	318.8	266.0	203.0	138.7

Incurred losses on claims and LAE
Provision for current accident year's claims	221.3	205.7	182.4	144.6	130.2
Foreign exchange effect on claims	(15.1)	(10.1)	13.0	(3.1)	12.7
Decrease in provision for prior accident years' claims	(20.6)	(16.7)	(16.4)	(17.6)	(10.0)

Total incurred losses on claims and LAE	185.6	178.9	179.0	123.9	132.9

Payments for losses on claims and LAE
Payments on current accident year's claims	(63.1)	(49.4)	(44.1)	(24.5)	(24.0)
Payments on prior accident years' claims	(110.3)	(88.3)	(82.1)	(62.2)	(44.6)

Total payments for losses on claims and LAE	(173.4)	(137.7)	(126.2)	(86.7)	(68.6)

Insurance subsidiaries acquired during the year(1)	0.4	–	–	25.8	–

Provision for claims and LAE at December 31	372.6	360.0	318.8	266.0	203.0

(1)
Fairfax Indonesia and Pacific Insurance were acquired in 2014 and 2011 respectively.

The following table shows for Fairfax Asia the original provision for losses and LAE at each calendar year-end commencing in 2004, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves. The following Asian Insurance subsidiaries' reserves are included from the respective years in which such subsidiaries were acquired:

Year acquired
Falcon Insurance	1998
Winterthur (Asia) (now part of First Capital Insurance)	2001
First Capital Insurance	2004
Pacific Insurance	2011
Fairfax Indonesia	2014

Fairfax Asia's Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Provision for claims including LAE	54.7	74.7	87.6	91.0	113.2	138.7	203.0	266.0	318.8	360.0	372.2
Cumulative payments as of:
One year later	13.3	15.6	26.5	30.9	41.0	44.6	62.2	82.1	88.3	110.3
Two years later	21.9	32.6	45.2	49.8	56.5	65.2	92.4	120.0	135.3
Three years later	29.1	44.6	56.3	55.8	62.8	75.7	106.3	142.9
Four years later	32.6	50.3	58.8	58.0	66.2	80.5	115.7
Five years later	33.8	51.1	59.9	59.1	67.7	83.2
Six years later	34.2	51.5	60.1	59.9	68.5
Seven years later	34.3	51.5	60.4	59.9
Eight years later	34.4	51.6	60.3
Nine years later	34.4	51.6
Ten years later	34.5
Reserves re-estimated as of:
One year later	59.6	79.6	84.5	94.9	106.0	136.3	185.0	260.2	293.8	330.3
Two years later	58.2	72.2	84.1	84.7	100.2	124.5	177.9	240.6	275.5
Three years later	49.9	71.8	75.0	79.5	93.2	118.4	165.8	226.8
Four years later	48.3	64.7	72.2	75.4	89.2	110.1	161.7
Five years later	43.5	63.4	69.4	71.8	83.9	108.0
Six years later	42.9	60.7	67.4	69.3	82.7
Seven years later	41.3	58.6	66.0	68.5
Eight years later	40.0	57.0	65.5
Nine years later	38.7	56.7
Ten years later	38.0
Favourable (unfavourable) development	16.7	18.0	22.1	22.5	30.5	30.7	41.3	39.2	43.3	29.7

The net favourable prior year reserve development in 2014 of $29.7 reflected in the "Fairfax Asia's Calendar Year Claims Reserve Development" table preceding this paragraph is comprised of $20.6 of net favourable reserve development and $9.1 of net favourable foreign currency movements related to the translation of non-U.S. dollar-denominated claims reserves. The net favourable prior year reserve development in 2014 of $20.6 reflected net favourable emergence on engineering, workers' compensation, property and commercial automobile claims reserves. Principally as a result of the strengthening of the U.S. dollar relative to the Singapore dollar in 2014, Fairfax Asia's claims reserves (expressed in U.S. dollars) decreased by $9.1 related to prior years' reserves and $6.0 related to the current year's reserves representing a total decrease of $15.1.

  Reinsurance – OdysseyRe

The following table shows for OdysseyRe the provision for losses and LAE as originally and as currently estimated for the years 2010 through 2014. Clearwater Insurance was transferred to the U.S. Runoff reporting segment on January 1, 2011. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – OdysseyRe

	2014	2013	2012	2011	2010
Provision for claims and LAE at January 1	4,812.8	4,842.7	4,789.5	4,857.2	4,666.3

Transfer of Clearwater Insurance to U.S. Runoff(1)	–	–	–	(484.2)	–

Incurred losses on claims and LAE
Provision for current accident year's claims	1,473.1	1,524.3	1,566.5	1,863.7	1,320.6
Foreign exchange effect on claims	(186.2)	9.9	20.4	(38.0)	46.5
Decrease in provision for prior accident years' claims	(189.1)	(214.7)	(152.0)	(51.4)	(3.6)

Total incurred losses on claims and LAE	1,097.8	1,319.5	1,434.9	1,774.3	1,363.5

Payments for losses on claims and LAE
Payments on current accident year's claims	(311.4)	(283.3)	(249.3)	(439.0)	(184.4)
Payments on prior accident years' claims	(1,010.1)	(1,066.1)	(1,132.4)	(918.8)	(988.2)

Total payments for losses on claims and LAE	(1,321.5)	(1,349.4)	(1,381.7)	(1,357.8)	(1,172.6)

Provision for claims and LAE at December 31	4,589.1	4,812.8	4,842.7	4,789.5	4,857.2

(1)
Clearwater Insurance was transferred to Runoff effective January 1, 2011.

The following table shows for OdysseyRe the original provision for losses and LAE at each calendar year-end commencing in 2004, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

OdysseyRe's Calendar Year Claims Reserve Development(1)

	Calendar year
As at December 31	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Provision for claims including LAE	3,132.5	3,865.4	4,403.1	4,475.6	4,560.3	4,666.3	4,857.2	4,789.5	4,842.7	4,812.8	4,589.1
Cumulative payments as of:
One year later	913.7	787.3	1,111.1	1,016.0	1,024.2	988.2	1,403.0	1,132.4	1,066.1	1,010.1
Two years later	1,298.5	1,614.0	1,808.2	1,646.5	1,676.1	2,006.8	2,053.7	1,760.2	1,642.9
Three years later	1,835.7	2,160.9	2,273.0	2,123.5	2,567.1	2,484.3	2,482.0	2,152.9
Four years later	2,221.0	2,520.9	2,661.8	2,887.8	2,942.5	2,823.6	2,766.9
Five years later	2,490.5	2,831.1	3,347.6	3,164.1	3,206.4	3,046.0
Six years later	2,734.3	3,463.2	3,572.9	3,360.3	3,376.6
Seven years later	3,323.4	3,653.1	3,721.2	3,488.6
Eight years later	3,476.2	3,769.1	3,817.5
Nine years later	3,559.8	3,842.8
Ten years later	3,615.9
Reserves re-estimated as of:
One year later	3,299.0	4,050.8	4,443.6	4,465.5	4,549.0	4,662.7	4,805.8	4,637.5	4,628.0	4,623.7
Two years later	3,537.0	4,143.5	4,481.5	4,499.0	4,567.7	4,650.4	4,726.6	4,500.3	4,439.1
Three years later	3,736.1	4,221.3	4,564.3	4,537.8	4,561.3	4,606.6	4,674.1	4,357.3
Four years later	3,837.5	4,320.5	4,623.1	4,534.5	4,548.7	4,591.2	4,566.5
Five years later	3,950.1	4,393.0	4,628.3	4,522.9	4,535.0	4,489.4
Six years later	4,023.3	4,406.7	4,630.5	4,516.0	4,460.5
Seven years later	4,046.7	4,426.1	4,627.3	4,464.0
Eight years later	4,073.1	4,434.0	4,577.3
Nine years later	4,081.6	4,395.1
Ten years later	4,056.8
Favourable (unfavourable) development	(924.3)	(529.7)	(174.2)	11.6	99.8	176.9	290.7	432.2	403.6	189.1
(1)
The table above reflects the transfer of Clearwater Insurance to Runoff effective January 1, 2011.

OdysseyRe experienced net favourable prior year reserve development of $189.1 in 2014, attributable to decreased loss estimates in its Americas ($96.0), EuroAsia ($28.1), London Market ($37.1) and U.S. Insurance ($27.9) divisions primarily related to net favourable emergence on casualty and non-catastrophe property claims reserves.

The following table is derived from the "OdysseyRe's Calendar Year Claims Reserve Development" table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

OdysseyRe's Accident Year Claims Reserve Development

	Accident Year
As at December 31	2004 & Prior	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
End of first year	3,132.5	1,480.2	1,139.6	1,143.1	1,110.8	1,141.5	1,182.7	1,386.7	1,337.6	1,251.0	975.5
One year later	3,298.9	1,427.6	1,087.4	1,095.2	1,066.1	1,119.2	1,143.6	1,313.9	1,260.1	1,250.7
Two years later	3,537.0	1,321.2	1,047.5	1,045.7	1,045.9	1,113.3	1,108.2	1,229.2	1,214.2
Three years later	3,736.0	1,297.5	1,031.1	1,025.8	1,042.8	1,082.1	1,071.1	1,193.8
Four years later	3,837.5	1,284.1	1,017.4	1,017.3	1,041.8	1,080.3	1,065.4
Five years later	3,950.1	1,283.4	1,008.9	1,003.5	1,035.0	1,053.1
Six years later	4,023.3	1,273.7	991.8	999.8	1,012.5
Seven years later	4,046.7	1,266.6	980.6	997.9
Eight years later	4,073.1	1,266.2	969.4
Nine years later	4,081.6	1,252.1
Ten years later	4,056.8
Favourable (unfavourable) development	(29.5)%	15.4%	14.9%	12.7%	8.8%	7.7%	9.9%	13.9%	9.2%	0.0%

Improvements in competitive conditions and the economic environment beginning in 2001 resulted in a continued downward trend on re-estimated reserves for accident years 2005 through 2012. Initial loss estimates for those accident years did not fully anticipate the improvements in market and economic conditions achieved since the early 2000s. Accident years 2011 and 2012 benefited from net favourable emergence on catastrophe loss reserves. The deterioration in accident year 2004 and prior principally reflected net adverse emergence on asbestos and environmental pollution loss reserves and U.S. casualty loss reserves.

  Insurance and Reinsurance – Other (Group Re, Advent, Polish Re and Fairfax Brasil)

The following table shows for Insurance and Reinsurance – Other the provision for losses and LAE as originally and as currently estimated for the years 2010 through 2014. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Insurance and Reinsurance – Other

	2014	2013	2012	2011	2010
Provision for claims and LAE at January 1	966.6	1,046.5	1,057.3	1,024.4	1,004.1

Transfer to Runoff(1)	–	–	(61.8)	–	–

Incurred losses on claims and LAE
Provision for current accident year's claims	276.0	297.6	392.0	578.0	429.3
Foreign exchange effect on claims	(58.7)	(20.8)	22.3	(25.6)	20.1
Decrease in provision for prior accident years' claims	(53.2)	(26.9)	(0.6)	(39.7)	(32.4)

Total incurred losses on claims and LAE	164.1	249.9	413.7	512.7	417.0

Payments for losses on claims and LAE
Payments on current accident year's claims	(49.1)	(67.5)	(101.0)	(201.0)	(126.4)
Payments on prior accident years' claims	(204.5)	(262.3)	(261.7)	(278.8)	(270.3)

Total payments for losses on claims and LAE	(253.6)	(329.8)	(362.7)	(479.8)	(396.7)

Provision for claims and LAE at December 31 excluding CTR Life	877.1	966.6	1,046.5	1,057.3	1,024.4
CTR Life(2)	15.2	17.9	20.6	24.2	25.3

Provision for claims and LAE at December 31	892.3	984.5	1,067.1	1,081.5	1,049.7

(1)
Runoff assumed liability for the claims reserves of Advent's Syndicate 3330 effective January 1, 2012.

(2)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into runoff in 2002.

The following table shows for the Insurance and Reinsurance – Other reporting segment (comprised only of Group Re prior to 2008) the original provision for losses and LAE at each calendar year-end commencing in 2004, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Insurance and Reinsurance – Other's Calendar Year Claims Reserve Development(1)

	Calendar Year
As at December 31	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Provisions for claims including LAE	267.6	315.6	373.5	456.5	742.0	1,004.1	1,024.4	995.5	1,046.5	966.6	877.1
Cumulative payments as of:
One year later	54.3	40.3	85.9	93.0	197.7	240.5	278.8	261.7	262.3	204.5
Two years later	74.6	104.3	151.9	160.5	262.5	421.8	395.6	437.9	403.6
Three years later	128.8	160.5	209.4	238.7	401.0	503.7	507.4	535.8
Four years later	179.2	206.6	267.3	304.3	461.2	578.5	570.1
Five years later	216.2	252.7	318.0	331.0	517.7	624.9
Six years later	252.5	290.5	334.3	362.5	546.1
Seven years later	280.3	301.4	358.2	377.7
Eight years later	289.3	315.6	369.6
Nine years later	300.6	324.3
Ten years later	307.7
Reserves re-estimated as of:
One year later	279.6	319.4	429.4	383.8	833.5	989.2	966.2	1,016.9	996.6	866.8
Two years later	288.2	361.9	375.8	454.1	833.0	939.8	993.1	986.9	915.5
Three years later	326.7	322.9	436.9	484.2	787.6	959.0	966.9	941.9
Four years later	302.8	377.6	458.0	477.6	801.9	946.5	929.8
Five years later	351.7	393.3	452.5	492.8	785.9	915.0
Six years later	364.5	387.1	465.1	473.3	759.5
Seven years later	359.4	392.3	451.4	466.4
Eight years later	366.2	383.1	448.2
Nine years later	358.4	383.8
Ten years later	360.1
Favourable (unfavourable) development	(92.5)	(68.2)	(74.7)	(9.9)	(17.5)	89.1	94.6	53.6	131.0	99.8
(1)
The table above has been restated to reflect the transfer of nSpire Re's Group Re business to Runoff effective January 1, 2008.

The net favourable prior year reserve development in 2014 of $99.8 reflected in the "Insurance and Reinsurance – Other's Calendar Year Claims Reserve Development" table preceding this paragraph is comprised of $53.2 of net favourable reserve development and $46.6 of net favourable foreign currency movements related to the translation of non-U.S. dollar-denominated claims reserves (principally the translation of the Canadian dollar-denominated claims reserves of Group Re). The net favourable prior year reserve development in 2014 of $53.2 was principally comprised of net favourable emergence at Group Re (principally related to prior years' catastrophe loss reserves and the runoff of the intercompany quota share reinsurance contract with Northbridge) and Advent (principally reflecting net favourable emergence on attritional loss reserves across most lines of business and prior years' catastrophe loss reserves). The claims reserves of Insurance and Reinsurance – Other (expressed in U.S. dollars) decreased by $58.7 (principally as a result of the strengthening of the U.S. dollar relative to the Canadian dollar in 2014) and comprised of $46.6 related to prior years' reserves and $12.1 related to the current year's reserves.

  Runoff

The following table shows for the Runoff operations the provision for losses and LAE as originally and as currently estimated for the years 2010 through 2014. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Runoff

	2014	2013	2012	2011	2010
Provision for claims and LAE at January 1	3,843.9	3,744.6	2,860.6	2,095.0	1,956.7

Transfers to Runoff at January 1(1)	–	3.6	61.8	484.2	–

Incurred losses on claims and LAE
Provision for current accident year's claims	192.1	17.4	133.8	8.8	1.8
Foreign exchange effect on claims	(75.5)	7.3	3.3	(9.3)	(8.4)
Increase (decrease) in provision for prior accident years' claims	71.3	(36.0)	41.3	56.7	50.6

Total incurred losses on claims and LAE	187.9	(11.3)	178.4	56.2	44.0

Payments for losses on claims and LAE
Payments on current accident year's claims	(35.4)	(61.5)	(7.4)	(1.8)	(0.1)
Payments on prior accident years' claims	(302.6)	(378.2)	(273.8)	(211.4)	(300.0)

Total payments for losses on claims and LAE	(338.0)	(439.7)	(281.2)	(213.2)	(300.1)

Provision for claims and LAE at December 31 before the undernoted	3,693.8	3,297.2	2,819.6	2,422.2	1,700.6

Transferred from Crum & Forster at December 31(2)	–	68.6	–	334.5	–

Runoff subsidiaries acquired during the year(3)	–	478.1	925.0	103.9	394.4

Provision for claims and LAE at December 31	3,693.8	3,843.9	3,744.6	2,860.6	2,095.0

(1)
Transfer to Runoff of Northbridge's Commonwealth Insurance Company of America business in 2013, Advent's Syndicate 3330 in 2012 and OdysseyRe's Clearwater Insurance business in 2011.

(2)
Runoff assumed liability for Crum & Forster's discontinued New York construction contractors' business in 2013 and substantially all of Crum & Forster's asbestos and environmental claims reserves in 2011.

(3)
American Safety and Eagle Star in 2013, RiverStone Insurance and Syndicates 535 and 1204 in 2012, Syndicate 376 in 2011, General Fidelity and Syndicate 2112 in 2010.

Runoff experienced net adverse development of prior years' reserves in 2014 of $71.3. U.S. Runoff experienced $76.8 of net adverse development of prior years' reserves primarily related to reserve strengthening at Clearwater Insurance (construction contractors claims reserves assumed from Crum & Forster and asbestos and environmental claims reserves in its legacy portfolio) and TIG Insurance (latent loss reserves, partially offset by net favourable development of workers' compensation claims reserves), partially offset by net favourable prior year reserve development at American Safety (environmental remediation contractor and other long tail casualty claims reserves). European Runoff reported $5.5 of net favourable prior year reserve development primarily related to favourable emergence across all lines of business. The provision for current accident year's claims increased from $17.4 in 2013 to $192.1 in 2014 primarily as a result of the impact of the medical malpractice reinsurance transaction and the Everest Re transaction.

Asbestos and Pollution

  General A&E Discussion

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims and claims alleging injury, damage or clean up costs arising from environmental pollution (collectively "A&E") claims. The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify A&E exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent legal doctrines that continue to emerge.

In addition to asbestos and environmental pollution, the company faces exposure to other types of mass tort or health hazard claims including claims related to exposure to potentially harmful products or substances, such as breast implants, pharmaceutical products, chemical products, lead-based pigments, tobacco, hepatitis C, head trauma and in utero exposure to diethylstilbestrol ("DES"). Tobacco, although a significant potential risk to the company, has not presented significant actual exposure to date. Methyl tertiary butyl ether ("MTBE") was a significant potential health hazard, but the company has resolved the latest MBTE exposures and the remaining exposures appear to be minimal at this time. Although still a risk due to occasional unfavorable court decisions, lead pigment has had some favorable underlying litigation developments resulting in this hazard presenting less of a risk to the company. The company is monitoring claims alleging breast cancer as a result of in utero exposure to DES, a synthetic estrogen supplement prescribed to prevent miscarriages or premature births. Historically, DES exposure cases involved alleged injuries to the reproductive tract. More recently filed cases are now alleging a link between DES exposure and breast cancer. As a result of its historical underwriting profile and its focus on excess liability coverage for Fortune 500 type entities, Runoff faces the bulk of these potential exposures within Fairfax. Establishing claim and claim adjustment expense reserves for mass tort claims is subject to uncertainties because of many factors, including expanded theories of liability and disputes concerning medical causation with respect to certain diseases.

Following the transfer of Clearwater Insurance to Runoff effective from January 1, 2011 and the assumption by Runoff of substantially all of Crum & Forster's liabilities for asbestos, environmental and other latent claims effective from December 31, 2011, substantially all of Fairfax's exposure to asbestos and pollution losses are now under the management of Runoff. Following is an analysis of the company's gross and net loss and ALAE reserves from A&E exposures as at December 31, 2014 and 2013, and the movement in gross and net reserves for those years:

	2014		2013
	Gross	Net	Gross	Net(1)
A&E
Provision for A&E claims and ALAE at January 1	1,528.2	1,146.3	1,627.7	1,106.8
A&E losses and ALAE incurred during the year	65.1	7.2	101.9	57.9
A&E losses and ALAE paid during the year	(199.0)	(137.1)	(201.4)	(18.4)

Provision for A&E claims and ALAE at December 31	1,394.3	1,016.4	1,528.2	1,146.3

(1)
Includes the effect of a commutation of a recoverable from reinsurer at Runoff which reduced losses and loss adjustment expenses incurred and paid by $33.1 and $118.5 respectively.

  Asbestos Claim Discussion

As previously reported, tort reform, both legislative and judicial, has had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continues to be mesothelioma, lung cancer, or impaired asbestosis cases. This reduction in new filings has focused the litigants on the more seriously injured plaintiffs. While we have seen an increase the settlement value of asbestos cases involving malignancies, the increases have not been exponential. Asbestos litigation has seen mixed results, with both plaintiff and defense verdicts having been rendered in courts throughout the United States. Expense has increased due to the fact that the malignancy cases are often more heavily litigated than the non-malignancy cases were.

Following is an analysis of Fairfax's gross and net loss and ALAE reserves from asbestos exposures as at December 31, 2014 and 2013, and the movement in gross and net reserves for those years:

	2014		2013
	Gross	Net	Gross	Net(1)
Asbestos
Provision for asbestos claims and ALAE at January 1	1,353.1	981.8	1,426.4	953.7
Asbestos losses and ALAE incurred during the year	49.3	36.4	77.2	18.6
Asbestos losses and ALAE paid during the year	(178.1)	(121.5)	(150.5)	9.5

Provision for asbestos claims and ALAE at December 31	1,224.3	896.7	1,353.1	981.8

(1)
Includes the effect of a commutation of a recoverable from reinsurer at Runoff which reduced losses and loss adjustment expenses incurred and paid by $33.1 and $118.5 respectively.

The policyholders with the most significant asbestos exposure continue to be traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis. The runoff companies are exposed to these risks and have the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. In addition, less prominent or "peripheral" defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners continue to present with new reports. For the most part, these insureds are defendants on a regional rather than nationwide basis. The nature of these insureds and the claimant population associated with them, however, result in far less total exposure to the company than the historical traditional asbestos defendants. Reinsurance contracts entered into before 1984 also still present exposure to asbestos.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the company evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990's Fairfax has utilized a sophisticated, non-traditional methodology that draws upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry "best practice" approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured's potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses.

As a result of the processes, procedures, and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2014 are appropriate based upon known facts and current law. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these are: the unpredictability inherent in litigation, including the legal uncertainties described above, the added uncertainty brought upon by continuing changes in the asbestos litigation landscape, and possible future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social, or economic environments and their impact on future asbestos claim development.

  Environmental Pollution Discussion

Environmental pollution claims represent another significant exposure for Fairfax. However, new reports of environmental pollution claims continue to remain low. While insureds with single-site exposures are still active, Fairfax has resolved the majority of known claims from insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

Despite the stability of recent trends, there remains great uncertainty in estimating liabilities arising from these exposures. First, the number of hazardous materials sites subject to cleanup is unknown. Today, approximately 1,321 sites are included on the National Priorities List of the Environmental Protection Agency. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the potentially responsible parties varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions. There is also uncertainty about claims for damages to natural resources. These claims seek compensation for the harm caused by the loss of natural resources beyond clean up costs and fines. Natural resources are generally defined as land, air, water, fish, wildlife, biota, and other such resources. Funds recovered in these actions are generally to be used for ecological restoration projects and replacement of the lost natural resources. At this point in time, natural resource damages claims have not developed into significant risks for the company's insureds.

Following is an analysis of the company's gross and net loss and ALAE reserves from pollution exposures as at December 31, 2014 and 2013, and the movement in gross and net reserves for those years:

	2014		2013
	Gross	Net	Gross	Net
Pollution
Provision for pollution claims and ALAE at January 1	175.1	164.5	201.3	153.1
Pollution losses and ALAE incurred during the year	15.8	(29.2)	24.7	39.3
Pollution losses and ALAE paid during the year	(20.9)	(15.6)	(50.9)	(27.9)

Provision for pollution claims and ALAE at December 31	170.0	119.7	175.1	164.5

As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by the company's subsidiaries to establish pollution reserves is similar to that used for asbestos liabilities: the exposure presented by each insured and the anticipated cost of resolution using ground-up, exposure-based analysis that constitutes industry "best practice" for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of performing these individualized assessments, the following factors are considered: the insured's probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of potentially responsible parties at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction.

  Summary

Management believes that the A&E reserves reported at December 31, 2014 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These A&E reserves are continually monitored by management and reviewed extensively by independent actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis of A&E exposures. However, to the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, increases in loss reserves may emerge in future periods.

Recoverable from Reinsurers

Fairfax's subsidiaries purchase reinsurance to reduce their exposure on the insurance and reinsurance risks they underwrite. Fairfax strives to minimize the credit risk associated with reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, generally a company must have high A.M. Best and/or Standard & Poor's financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary.

Recoverable from reinsurers of $3,982.1 on the consolidated balance sheet at December 31, 2014 consisted of future recoverables from reinsurers on unpaid claims ($3,410.0), reinsurance receivable on paid losses ($380.7) and the unearned portion of premiums ceded to reinsurers ($395.7), net of provision for uncollectible balances ($204.3). Recoverables from reinsurers on unpaid claims decreased by $866.8 to $3,410.0 at December 31, 2014 from $4,276.8 at December 31, 2013 primarily reflecting Runoff's continued progress reducing its recoverable from reinsurers (through normal cession and collection activity and commutations including the commutation of a reinsurance recoverable from the Brit Group with a carrying value of $312.7), the impact of more favourable loss experience at OdysseyRe in its U.S. crop insurance business, the impact on loss reserves of the strengthening of the U.S. dollar relative to the Canadian dollar (principally at Northbridge) and favourable prior year reserve development ceded to reinsurers.

The following table presents Fairfax's top 25 reinsurance groups (ranked by gross recoverable from reinsurers net of provisions for uncollectible reinsurance) at December 31, 2014. These 25 reinsurance groups represented 71.7% (December 31, 2013 – 71.8%) of Fairfax's total recoverable from reinsurers at December 31, 2014.

Group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Gross recoverable from reinsurers(2)	Net unsecured recoverable(3) from reinsurers
Swiss Re	Swiss Re America Corp.	A+	534.5	206.5
Lloyd's	Lloyd's	A	320.2	288.5
Munich	Munich Reinsurance America Inc.	A+	235.1	220.8
Berkshire Hathaway	General Reinsurance Corp.	A++	231.7	204.2
ACE	ACE Tempest Reins Ltd. (Bermuda)	A++	166.6	96.1
HDI	Hannover Rueckversicherung	A+	157.5	136.3
Alleghany	Transatlantic Reinsurance Co.	A	151.8	142.5
Everest	Everest Reinsurance Co. (CNB)	A+	145.9	125.2
Markel	Alterra Reinsurance USA Inc.	A	118.6	108.0
GIC	General Insurance Corp. of India	A-	97.7	32.5
QBE	QBE Reinsurance Corp.	A	86.7	83.8
SCOR	SCOR Canada Reinsurance Co.	A	85.0	78.4
Enstar	Arden Reinsurance Co. Ltd.	NR	75.8	44.8
Nationwide	Nationwide Mutual Insurance Co.	A+	73.8	73.2
AIG	Lexington Insurance Co.	A	59.4	52.0
Singapore Re	Singapore Re Corp.	A-	56.2	31.7
Liberty Mutual	Liberty Mutual Ins. Co.	A	53.1	51.7
Platinum	Platinum Underwriters Re Inc.	A	53.0	46.3
Partner Re	Partner Re Company of the U.S.	A+	49.8	46.0
CNA	Continental Casualty Co.	A	46.4	31.6
Aspen	Aspen Insurance UK Ltd.	A	44.8	42.3
Travelers	Travelers Indemnity Co	A++	43.7	43.3
WR Berkley	Berkley Insurance Co.	A+	42.1	40.3
IRB	IRB – Brazil Resseguros S.A.	A-	40.7	31.6
Toa Re	Toa Reinsurance Co. of America	A+	32.3	30.9

Sub-total			3,002.4	2,288.5
Other reinsurers			1,184.0	878.6

Total recoverable from reinsurers			4,186.4	3,167.1
Provision for uncollectible reinsurance			(204.3)	(204.3)

Recoverable from reinsurers			3,982.1	2,962.8

(1)
Of principal reinsurer (or, if principal reinsurer is not rated, of group).

(2)
Before specific provisions for uncollectible reinsurance. On August 18, 2014 Runoff commuted a $312.7 reinsurance recoverable from Brit Group resulting in the removal of the Brit Group from Fairfax's top 25 reinsurance groups table at December 31, 2014.

(3)
Net of outstanding balances for which security was held, but before specific provisions for uncollectible reinsurance.

The following table presents the classification of the $3,982.1 gross recoverable from reinsurers according to the financial strength rating of the responsible reinsurers at December 31, 2014. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

    Consolidated Recoverable from Reinsurers

	Consolidated Recoverable from Reinsurers
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	463.4	108.3	355.1
A+	1,425.2	427.3	997.9
A	1,289.6	133.6	1,156.0
A-	346.4	186.5	159.9
B++	23.3	12.7	10.6
B+	2.1	0.7	1.4
B or lower	28.7	23.8	4.9
Not rated	539.4	104.2	435.2
Pools and associations	68.3	22.2	46.1

	4,186.4	1,019.3	3,167.1
Provision for uncollectible reinsurance	(204.3)		(204.3)

Recoverable from reinsurers	3,982.1		2,962.8

To support gross recoverable from reinsurers balances, Fairfax had the benefit of letters of credit, trust funds or offsetting balances payable totaling $1,019.3 as at December 31, 2014 as follows:

  •
  for reinsurers rated A- or better, Fairfax had security of $855.7 against outstanding reinsurance recoverable of $3,524.6;

  •
  for reinsurers rated B++ or lower, Fairfax had security of $37.2 against outstanding reinsurance recoverable of $54.1;

  •
  for unrated reinsurers, Fairfax had security of $104.2 against outstanding reinsurance recoverable of $539.4; and

  •
  for pools and associations, Fairfax had security of $22.2 against outstanding reinsurance recoverable of $68.3.

In addition to the above security arrangements, Lloyd's is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities.

Substantially all of the $204.3 provision for uncollectible reinsurance related to the $452.1 of net unsecured reinsurance recoverable from reinsurers rated B++ or lower or which are unrated (excludes pools and associations).

The following tables separately break out the consolidated recoverable from reinsurers for the insurance and reinsurance operations and for the runoff operations. As shown in those tables, approximately 25.8% of the consolidated recoverable from reinsurers related to runoff operations as at December 31, 2014 (December 31, 2013 – 34.0%).

    Recoverable from Reinsurers – Insurance and Reinsurance Operating Companies and Runoff Operations

	Insurance and Reinsurance Operating Companies			Runoff Operations
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	353.6	105.3	248.3	109.8	3.0	106.8
A+	1,061.2	394.3	666.9	364.0	33.0	331.0
A	1,049.3	109.5	939.8	240.3	24.1	216.2
A-	289.2	134.9	154.3	57.2	51.6	5.6
B++	19.7	11.4	8.3	3.6	1.3	2.3
B+	0.9	–	0.9	1.2	0.7	0.5
B or lower	23.7	23.7	–	5.0	0.1	4.9
Not rated	137.3	43.6	93.7	402.1	60.6	341.5
Pools and associations	59.2	22.2	37.0	9.1	–	9.1

	2,994.1	844.9	2,149.2	1,192.3	174.4	1,017.9
Provision for uncollectible reinsurance	(40.7)		(40.7)	(163.6)		(163.6)

Recoverable from reinsurers	2,953.4		2,108.5	1,028.7		854.3

Based on the preceding analysis of the company's recoverable from reinsurers and on the credit risk analysis performed by the company's reinsurance security department as described below, Fairfax believes that its provision for uncollectible reinsurance has provided for all likely losses arising from uncollectible reinsurance at December 31, 2014.

The company's reinsurance security department, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management's reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverable by reinsurer and by company, in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance operating companies purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total fire loss of a large manufacturing plant, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously and generally to protect capital by limiting loss exposure to acceptable levels. Consolidated net earnings included the pre-tax cost of ceded reinsurance of $237.0 in 2014 compared to the pre-tax cost of ceded reinsurance of $29.6 in 2013. The consolidated pre-tax impact of ceded reinsurance was comprised as follows: reinsurers' share of premiums earned (see tables which follow this paragraph); commissions earned on reinsurers' share of premiums earned of $261.0 (2013 – $243.7); losses on claims ceded to reinsurers of $626.9 (2013 – $900.6); and recovery of uncollectible reinsurance of $19.6 (2013 – $42.8).

Year ended December 31, 2014

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Reinsurers' share of premiums earned	142.5	354.6	277.4	338.3	113.6	1,226.4	6.0	–	–	(90.4)	1,142.0
Pre-tax benefit (cost) of ceded reinsurance	(141.0)	(27.7)	6.5	(95.4)	(22.9)	(280.5)	90.4	–	–	(46.9)	(237.0)

Year ended December 31, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Reinsurers' share of premiums earned	160.1	333.6	273.5	350.8	117.9	1,235.9	35.8	–	–	(55.0)	1,216.7
Pre-tax benefit (cost) of ceded reinsurance	(18.6)	29.9	(46.3)	41.7	(46.0)	(39.3)	(5.0)	–	–	14.7	(29.6)

Reinsurers' share of premiums earned decreased from $1,216.7 in 2013 to $1,142.0 in 2014 primarily reflecting decreases at Runoff (primarily premium adjustments at RiverStone Insurance in respect of prior years), Northbridge (principally reflecting the unfavourable effect of foreign currency translation) and OdysseyRe (primarily related to decreases in its U.S. crop insurance business), partially offset by increases at Crum & Forster (principally related to the growth in the Fairmont accident and health line of business and the related premiums ceded to reinsurers). Commissions earned on reinsurers' share of premiums earned increased from $243.7 in 2013 to $261.0 in 2014 primarily reflecting increases at OdysseyRe (primarily due to changes in the mix of business) and Crum & Forster (commensurate with the increase in reinsurers' share of premiums earned described above). Reinsurers' share of losses on claims decreased from $900.6 in 2013 to $626.9 in 2014 primarily reflecting decreases at OdysseyRe (primarily reflecting more favourable loss experience in its U.S. crop insurance business) and Northbridge (primarily reflecting significantly lower catastrophe losses ceded to reinsurers in 2014 compared to 2013), partially offset by increases at Runoff (primarily reflecting significant favorable development at RiverStone Insurance in 2013 ceded to reinsurers). The company recorded net recoveries of uncollectible reinsurance of $19.6 and $42.8 in 2014 and 2013 respectively principally at Runoff.

The use of reinsurance increased cash provided by operating activities by approximately $625 in 2014 (2013 – $466) primarily as a result of an increase in collection of ceded losses ($1,507.6 in 2014 compared to $1,421.4 in 2013) including the collection of proceeds following the commutation of a significant reinsurance recoverable from Brit Group at European Runoff.

Investments

    Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa") is a wholly owned subsidiary of the company that serves as the investment manager for Fairfax and all of its subsidiaries. Hamblin Watsa follows a long-term value-oriented investment philosophy with a primary emphasis on the preservation of invested capital. Hamblin Watsa looks for a margin of safety in its investments by: applying thorough proprietary analysis of investment opportunities and markets to assess the financial strength of issuers; identifying attractively priced securities selling at discounts to intrinsic value; and hedging risk where appropriate. Hamblin Watsa is opportunistic in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and willing to keep a large portion of its investment portfolio in cash and cash equivalents when markets are perceived to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with Fairfax's CEO and one other corporate officer being members of Hamblin Watsa's investment committee. Hamblin Watsa's investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints. The investment process is overseen by management of Hamblin Watsa. The Fairfax Board of Directors and each of the insurance and reinsurance subsidiaries are kept apprised of significant investment decisions through the financial reporting process as well as periodic presentations by Hamblin Watsa management.

    Overview of Investment Performance

Investments at their year-end carrying values (including at the holding company) in Fairfax's first year and for the past ten years are presented in the following table. Included in bonds are credit and CPI-linked derivatives and common stocks includes investments in associates and equity derivatives.

Year(1)	Cash and short term investments	Bonds	Preferred stocks	Common stocks	Real estate(2)	Total(3)	Per share ($)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
--
2005	4,385.0	8,127.4	15.8	2,324.0	17.2	14,869.4	835.11
2006	5,188.9	9,017.2	16.4	2,579.2	18.0	16,819.7	948.62
2007	3,965.7	11,669.1	19.9	3,339.5	6.5	19,000.7	1,075.50
2008	6,343.5	9,069.6	50.3	4,480.0	6.4	19,949.8	1,140.85
2009	3,658.8	11,550.7	357.6	5,697.9	8.0	21,273.0	1,064.24
2010	4,073.4	13,353.5	627.3	5,095.3	150.5	23,300.0	1,139.07
2011	6,899.1	12,074.7	608.3	4,448.8	291.6	24,322.5	1,193.70
2012	8,085.4	11,545.9	651.4	5,397.6	413.9	26,094.2	1,288.89
2013	7,988.0	10,710.3	764.8	4,951.0	447.5	24,861.6	1,172.72
2014	6,428.5	12,660.3	520.6	5,968.1	615.2	26,192.7	1,236.90
(1)
IFRS basis for 2010 to 2014; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Includes the company's equity-accounted investments in associates in Grivalia Properties and the KWF LPs.

(3)
Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

The increase in total investments per share of $64.18 from $1,172.72 at December 31, 2013 to $1,236.90 at December 31, 2014, primarily reflected the net appreciation of bonds (principally government bonds and bonds issued by U.S. states and municipalities) and common stocks and the modest decrease in Fairfax common shares effectively outstanding (21,176,168 at December 31, 2014 compared to 21,200,002 at December 31, 2013), partially offset by the unfavourable impact of foreign currency translation (principally the impact of strengthening of the U.S. dollar relative to the Canadian dollar). Since 1985, investments per share have compounded at a rate of 21.1% per year.

    Interest and Dividend Income

The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Interest and dividend income on holding company cash and investments was $23.7 in 2014 (2013 – $19.5) prior to giving effect to total return swap expense of $30.0 (2013 – $31.2). Interest and dividend income earned in Fairfax's first year and for the past ten years is presented in the following table.

		Interest and dividend income
	Average	Pre-tax			After tax
Year(1)	Investments at carrying value(2)	Amount	Yield (%)	Per share ($)	Amount(3)	Yield (%)	Per share ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
--
2005	14,142.5	466.1	3.30	28.34	303.0	2.14	18.42
2006	15,827.0	746.5	4.72	42.03	485.3	3.07	27.32
2007	17,898.0	761.0	4.25	42.99	494.7	2.76	27.95
2008	19,468.8	626.4	3.22	34.73	416.6	2.14	23.10
2009	20,604.2	712.7	3.46	38.94	477.5	2.32	26.09
2010	22,270.2	711.5	3.20	34.82	490.9	2.20	24.02
2011	23,787.5	705.3	2.97	34.56	505.7	2.13	24.78
2012	25,185.2	409.3	1.63	19.90	300.8	1.19	14.63
2013	25,454.7	376.9	1.48	18.51	277.0	1.09	13.60
2014	25,527.2	403.8	1.58	18.70	296.8	1.16	13.74
(1)
IFRS basis for 2010 to 2014; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

(3)
Tax effected at the company's Canadian statutory income tax rate.

Consolidated interest and dividend income increased from $376.9 in 2013 to $403.8 in 2014 reflecting an increase in interest income earned and lower total return swap expense, partially offset by lower dividends earned on common stocks as a result of sales of dividend paying equities during 2013. Total return swap expense decreased from $167.9 in 2013 to $156.3 in 2014, reflecting lower total return swap expense following the termination in 2013 of a portion of the company's Russell 2000 and all of its S&P 500 equity index total return swaps, partially offset by lower total return swap income following the termination of a significant portion of the company's long equity total return swaps at the end of 2013.

The company's pre-tax interest and dividend income yield increased from 1.48% in 2013 to 1.58% in 2014 and the company's after-tax interest and dividend yield increased from 1.09% in 2013 to 1.16% in 2014. Prior to giving effect to the interest expense which accrued to reinsurers on funds withheld and total return return swap expense (described in the two subsequent paragraphs), interest and dividend income in 2014 of $579.6 (2013 – $563.5) produced a pre-tax gross portfolio yield of 2.27% (2013 – 2.21%). Higher yields on the company's investment portfolio in 2014 compared to 2013 principally reflected the factors which resulted in higher interest and dividend income described in the preceding paragraph.

Funds withheld payable to reinsurers shown on the consolidated balance sheets represents funds to which the company's reinsurers are entitled (principally premiums and accumulated accrued interest on aggregate stop loss reinsurance treaties) but which Fairfax retains as collateral for future obligations of those reinsurers. Claims payable under such reinsurance treaties are paid first out of the funds withheld balances. At December 31, 2014 funds withheld payable to reinsurers shown on the consolidated balance sheet of $461.5 (December 31, 2013 – $461.2) principally related to Crum & Forster of $338.9 (December 31, 2013 – $397.4) and First Capital of $62.5 (December 31, 2013 – $75.7). Interest expense which accrued to reinsurers on funds withheld totaled $19.5 in 2014 (2013 – $18.7). The company's consolidated interest and dividend income in 2014 and 2013 is shown net of these amounts.

The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term "total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps which totaled $156.3 in 2014 (2013 – $167.9). The company's consolidated interest and dividend income in 2014 and 2013 is shown net of these amounts.

The share of profit from associates increased from $96.7 in 2013 to $105.7 in 2014, primarily reflecting improvements in the share of profit of ICICI Lombard, Grivalia Properties and Thai Re, partially offset by decreases in the share of profit of Resolute and decreased limited partnerships investment income.

Upon initial application of the equity method of accounting to its investment in Resolute, Fairfax was required to determine its proportionate share of the fair value of Resolute's assets and liabilities at that date. Differences between fair value and Resolute's carrying value were identified (collectively, fair value adjustments) primarily with respect to Resolute's fixed assets, deferred income tax assets and pension benefit obligations. These fair value adjustments have been and will be recognized in Fairfax's share of profit (loss) of Resolute in any period to the extent that in that period Resolute adjusts the carrying value of those particular assets and liabilities. As a result, Fairfax's share of profit (loss) of Resolute will in any such period differ, potentially significantly, from what would be determined by applying Fairfax's ownership percentage of Resolute to Resolute's reported net earnings (loss).

    Net Gains (Losses) on Investments

Net gains on investments of $1,736.2 in 2014 (2013 – net losses on investments of $1,564.0) were comprised as shown in the following table:

	2014				2013
	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	483.5		(216.6)	266.9	684.1	257.1	941.2
Preferred stocks – convertible	(161.5	)(1)	47.2	(114.3)	–	64.7	64.7
Bonds – convertible	36.7		166.7	203.4	153.6	(156.2)	(2.6)
Gain on disposition of associates(2)	53.6		–	53.6	130.2	–	130.2
Other equity derivatives(3)(4)	184.6		(52.3)	132.3	356.3	(44.7)	311.6

Equity and equity-related holdings	596.9		(55.0)	541.9	1,324.2	120.9	1,445.1
Equity hedges(3)	13.0		(207.5)	(194.5)	(1,350.7)	(631.3)	(1,982.0)

Equity and equity-related holdings after equity hedges	609.9		(262.5)	347.4	(26.5)	(510.4)	(536.9)
Bonds	103.0		1,134.2	1,237.2	65.9	(994.9)	(929.0)
Preferred stocks	(0.3)		(27.2)	(27.5)	(1.2)	(17.8)	(19.0)
CPI-linked derivatives	–		17.7	17.7	–	(126.9)	(126.9)
Other derivatives	12.5		(2.3)	10.2	2.1	(9.1)	(7.0)
Foreign currency	59.0		44.4	103.4	(3.7)	66.1	62.4
Other	6.5	(5)	41.3	47.8	(7.7)	0.1	(7.6)

Net gains (losses) on investments	790.6		945.6	1,736.2	28.9	(1,592.9)	(1,564.0)

Net gains (losses) on bonds is comprised as follows:
Government bonds	79.6		451.7	531.3	35.9	(303.5)	(267.6)
U.S. states and municipalities	18.5		666.2	684.7	19.1	(656.4)	(637.3)
Corporate and other	4.9		16.3	21.2	10.9	(35.0)	(24.1)

	103.0		1,134.2	1,237.2	65.9	(994.9)	(929.0)

(1)
During the fourth quarter of 2014, a preferred stock investment of the company was, pursuant to its terms, automatically converted into common shares of the issuer, resulting in a net realized loss on investment of $161.5 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock).

(2)
The gain on disposition of associates of $53.6 in 2014 principally reflected the dispositions of the company's investments in MEGA Brands and two KWF LPs. The gain on disposition of associates of $130.2 in 2013 reflected the sales of the company's investments in The Brick ($111.9), a private company ($12.1) and Imvescor ($6.2).

(3)
Other equity derivatives include long equity total return swaps, equity warrants and call options.

(4)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

(5)
During the third quarter of 2014 Thomas Cook India increased its ownership interest in Sterling Resorts to 55.1% and ceased applying the equity method of accounting, resulting in a non-cash gain of $41.2.

Equity and equity related holdings after equity hedges:    The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P/TSX 60 index, other equity indexes and certain individual equity securities. At December 31, 2014 equity hedges with a notional amount of $6,856.9 (December 31, 2013 – $6,327.4) represented 89.6% (December 31, 2013 – 98.2%) of the company's equity and equity-related holdings of $7,651.7 (December 31, 2013 – $6,442.6). The decrease in the hedge ratio resulted from appreciation and net purchases of equity and equity-related holdings, which exceeded the performance of the equity hedges and net purchases of equity hedges, during the year. During 2014 the company's equity and equity-related holdings after equity hedges produced net gains of $347.4 (2013 – net losses of $536.9).

There may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company's equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company's full equity exposure or, on a temporary basis, as a result of non-correlated performance of the equity hedges relative to the equity and equity-related holdings. The company's risk management objective is for the equity hedges to be reasonably effective in protecting that proportion of the company's equity and equity-related holdings to which the hedges relate should a significant correction in the market occur. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company's hedging program related to equity price risk.

Bonds:    Net gains on bonds of $1,237.2 in 2014 were primarily comprised of net mark-to-market gains principally as a result of the effect of a decrease in interest rates during 2014 on U.S. treasury bonds ($321.2) and U.S. state and municipal bonds ($658.7). The company recorded net losses on bonds of $929.0 in 2013.

CPI-linked derivatives:    The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2014 these contracts have a remaining weighted average life of 7.4 years (December 31, 2013 – 7.5 years), a notional amount of $111.8 billion (December 31, 2013 – $82.9 billion) and fair value of $238.4 (December 31, 2013 – $131.7). The company's CPI-linked derivative contracts produced unrealized gains of $17.7 in 2014 compared to unrealized losses of $126.9 in 2013. Unrealized gains (losses) on CPI-linked derivative contracts typically reflect decreases (increases) in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values). Refer to the analysis in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivatives in the company's consolidated financial statements for the year ended December 31, 2014 for a discussion of the company's economic hedge against the potential adverse financial impact of decreasing price levels.

Underlying CPI index	Floor rate(1)	Average life (in years)	Notional amount	Cost	Cost(2) (in bps)	Market value	Market value(2) (in bps)	Unrealized gain (loss)
United States	0.0%	7.6	46,225.0	286.4	62.0	78.8	17.0	(207.6)
United States	0.5%	9.8	12,600.0	40.3	32.0	72.5	57.5	32.2
European Union	0.0%	6.5	44,499.7	285.9	64.2	70.4	15.8	(215.5)
United Kingdom	0.0%	7.9	5,145.6	24.4	47.4	4.8	9.3	(19.6)
France	0.0%	7.7	3,327.6	18.4	55.3	11.9	35.8	(6.5)

		7.4	111,797.9	655.4		238.4		(417.0)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)
Expressed as a percentage of the notional amount.

    Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio since Fairfax's inception in 1985. For the years 1986 to 2006, the calculation of total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company's investment portfolio was carried at cost or amortized cost. For the years 2007 to 2009, Canadian GAAP required the company to carry most of its investments at fair value and as a result, the calculation of total return on average investments during this period included interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on equity accounted investments. Effective January 1, 2010, the company adopted IFRS and was required to carry the majority of its investments as at FVTPL and as a result, the calculation of total return on average investments for the years 2010 to 2014 includes interest and dividends, net investment gains (losses) recorded in net earnings and changes in net unrealized gains (losses) on equity accounted investments. All of the above noted amounts are included in the calculation of total return on average investments on a pre-tax basis.

						Net gains (losses) recorded in:
								Change in unrealized gains (losses) on investments in associates	Total return on average investments
	Average investments at carrying value(2)	Interest and dividends	Net realized gains (losses)		Change in unrealized gains (losses)	Net earnings (loss)(3)	Other comprehensive income
Year(1)										(%)
1986	46.3	3.4	0.7		(0.2)	–	–	–	3.9	8.4
1987	81.2	6.2	7.1		(6.1)	–	–	–	7.2	8.9
1988	102.6	7.5	6.5		9.5	–	–	–	23.5	22.9
1989	112.4	10.0	13.4		(5.1)	–	–	–	18.3	16.3
1990	201.2	17.7	2.0		(28.5)	–	–	–	(8.8)	(4.4)
1991	292.3	22.7	(3.9)		24.0	–	–	–	42.8	14.6
1992	301.8	19.8	2.8		(8.3)	–	–	–	14.3	4.7
1993	473.1	18.1	21.6		22.2	–	–	–	61.9	13.1
1994	871.5	42.6	14.6		(30.7)	–	–	–	26.5	3.0
1995	1,163.4	65.3	52.5		32.7	–	–	–	150.5	12.9
1996	1,861.5	111.0	96.3		82.1	–	–	–	289.4	15.5
1997	3,258.6	183.8	149.3		(6.9)	–	–	–	326.2	10.0
1998	5,911.2	303.7	314.3		(78.3)	–	–	–	539.7	9.1
1999	10,020.3	532.7	63.8		(871.4)	–	–	–	(274.9)	(2.7)
2000	11,291.5	534.0	259.1		584.1	–	–	–	1,377.2	12.2
2001	10,264.3	436.9	121.0		194.0	–	–	–	751.9	7.3
2002	10,377.9	436.1	465.0		263.2	–	–	–	1,164.3	11.2
2003	11,527.5	331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8	375.7	300.5	(4)	165.6	–	–	–	841.8	6.5
2005	14,142.4	466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0	746.5	789.4	(5)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	761.0	–		–	1,639.5	304.5	(131.2)	2,573.8	14.4
2008	19,468.8	626.4	–		–	2,718.6	(426.7)	278.3	3,196.6	16.4
2009	20,604.2	712.7	–		–	904.3	1,076.7	(185.2)	2,508.5	12.2
2010	22,270.2	711.5	–		–	28.7	–	98.2	838.4	3.8
2011	23,787.5	705.3	–		–	737.7	–	78.5	1,521.5	6.4
2012	25,185.2	409.3	–		–	639.4	–	79.6	1,128.3	4.5
2013	25,454.7	376.9	–		–	(1,579.8)	–	(44.6)	(1,247.5)	(4.9)
2014	25,527.2	403.8				1,682.7		70.3	2,156.8	8.4

Cumulative from inception		9,378.6	3,887.8			6,771.1				8.9 (6)

(1)
IFRS basis for 2010 to 2014; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

(3)
Excludes a net gain in 2014 of $53.5 (2013 – net gain of $15.8; 2012 – net gain of $3.2; 2011 – net loss of $46.5; 2010 – net loss of $31.7; 2009 – net gain of $14.3; 2008 – net loss of $147.9) recognized on the company's underwriting activities related to foreign currency. Net gains on investments in 2009 also excluded $25.9 of gains recognized on transactions in the common and preferred shares of the company's consolidated subsidiaries.

(4)
Excludes the $40.1 gain on the company's 2004 secondary offering of Northbridge and the $27.0 loss in connection with the company's repurchase of outstanding debt at a premium to par.

(5)
Excludes the $69.7 gain on the company's 2006 secondary offering of OdysseyRe, the $15.7 loss on the company's repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions during 2006 of the OdysseyRe convertible senior debenture.

(6)
Simple average of the total return on average investments for each of the 29 years.

Investment gains have been an important component of Fairfax's financial results since 1985, having contributed an aggregate $11,717.6 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period: the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2014, total return on average investments has averaged 8.9%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds and derivative and other securities.

    Bonds

A summary of the composition of the company's fixed income portfolio as at December 31, 2014 and 2013, classified according to the higher of each security's respective S&P and Moody's issuer credit ratings, is presented in the table that follows:

	December 31, 2014			December 31, 2013
Issuer credit rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	2,402.4	2,636.2	21.2	2,693.0	2,533.8	24.0
AA/Aa	5,266.0	6,419.2	51.8	3,994.5	4,472.8	42.4
A/A	839.8	956.4	7.7	2,135.8	2,247.8	21.3
BBB/Baa	994.5	1,097.4	8.8	169.9	177.4	1.7
BB/Ba	35.1	51.8	0.4	34.9	44.6	0.4
B/B	359.7	178.6	1.4	447.3	294.5	2.8
Lower than B/B and unrated	879.5	1,079.7	8.7	774.3	781.9	7.4

Total	10,777.0	12,419.3	100.0	10,249.7	10,552.8	100.0

There were no significant changes to the composition of the company's fixed income portfolio classified according to the higher of each security's respective S&P and Moody's issuer credit rating at December 31, 2014 compared to December 31, 2013, notwithstanding the increase in the categories rated AA/Aa and BBB/Baa. The increase in bonds rated AA/Aa and BBB/Baa reflected an upgrade to the credit rating on certain of the company's taxable U.S. state bonds (in the A/A category on December 31, 2013) and the purchases of other sovereign government bonds respectively. At December 31, 2014, 89.5% (December 31, 2013 – 89.4%) of the fixed income portfolio carrying value was rated investment grade or better, with 73.0% (December 31, 2013 – 66.4%) being rated AA or better (primarily consisting of government obligations).

Refer to note 24 (Financial Risk Management) under the heading Investments in Debt Instruments in the consolidated financial statements for the year ended December 31, 2014 for a discussion of the company's exposure to the credit of single issuers and the credit of sovereign and U.S. state and municipal governments.

The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security.

	December 31, 2014
Change in Interest Rates	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
200 basis point increase	10,517.6	(1,290.4)	(15.3)
100 basis point increase	11,393.1	(696.5)	(8.3)
No change	12,419.3	–	–
100 basis point decrease	13,668.7	847.2	10.1
200 basis point decrease	15,214.3	1,894.8	22.5

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

The company's exposure to interest rate risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014.

    Common Stocks

The company holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. At December 31, 2014 the company had aggregate equity and equity-related holdings of $7,651.7 (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) compared to aggregate equity and equity-related holdings at December 31, 2013 of $6,442.6. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition.

As a result of volatility in the equity markets and international credit concerns, the company economically hedged its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps as set out in the table below. The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. There may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company's equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company's full equity exposure or, on a temporary basis, as a result of non-correlated performance of the equity hedges relative to the equity and equity-related holdings. The company's risk management objective is for the equity hedges to be reasonably effective in protecting that proportion of the company's equity and equity-related holdings to which the hedges relate should a significant correction in the market occur. However, due to the lack of a perfect correlation between the derivative instruments and the hedged exposures, combined with other market uncertainties, it is not possible to predict the future impact of the company's economic hedging programs related to equity risk.

	December 31, 2014				December 31, 2013
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	37,424,319	2,477.2	661.92	1,204.70	37,424,319	2,477.2	661.92	1,163.64
S&P/TSX 60	13,044,000	206.1	641.12	854.85	13,044,000	206.1	641.12	783.75
Other equity indices	–	140.0	–	–	–	140.0	–	–
Individual equities	–	1,701.9	–	–	–	1,481.8	–	–
(1)
The aggregate notional amounts on the dates that the short positions were first initiated.

Refer to note 24 (Financial Risk Management) under the heading Market Price Fluctuations in the company's consolidated financial statements for the year ended December 31, 2014 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

The company's common stock holdings and long positions in equity total return swaps as at December 31, 2014 and 2013 are summarized by the issuer's primary industry in the table below.

	December 31, 2014	December 31, 2013
Financials and investment funds	3,408.7	2,841.8
Commercial and industrial	1,044.5	682.4
Consumer products and other	663.0	839.9

	5,116.2	4,364.1

The company's common stock holdings and long positions in equity total return swaps as at December 31, 2014 and 2013 are summarized by the issuer's country of domicile in the table below.

	December 31, 2014	December 31, 2013
United States	1,113.4	901.9
Canada	958.9	700.2
Ireland	700.6	960.0
Egypt	456.6	42.1
Greece	341.2	54.6
India	281.1	136.9
Netherlands	242.4	275.7
China	193.1	175.0
United Kingdom	143.5	38.6
Kuwait	101.2	88.4
Hong Kong	6.1	142.1
Italy	1.7	387.4
All other	576.4	461.2

	5,116.2	4,364.1

    Derivatives and Derivative Counterparties

Counterparty risk arises from the company's derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may not be sufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts, calculated on a daily basis. The company's exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the "net settlement arrangements"). The following table sets out the company's exposure to credit risk related to the counterparties to its derivative contracts, assuming all such counterparties are simultaneously in default:

	December 31, 2014	December 31, 2013
Total derivative assets(1)	514.9	219.6
Impact of net settlement arrangements	(110.0)	(136.1)
Fair value of collateral deposited for the benefit of the company(2)	(171.1)	(47.4)
Excess collateral pledged by the company in favour of counterparties	137.1	123.1
Initial margin not held in segregated third party custodian accounts	61.8	60.0

Net derivative counterparty exposure after net settlement and collateral arrangements	432.7	219.2

(1)
Excludes exchange traded instruments comprised principally of equity, credit warrants and call options which are not subject to counterparty risk.

(2)
Excludes $21.2 (December 31, 2013 – $3.0) of excess collateral pledged by counterparties.

The fair value of the collateral deposited for the benefit of the company at December 31, 2014 consisted of cash of $27.8 and government securities of $164.5 (December 31, 2013 – $25.3 and $25.1 respectively). The company had not exercised its right to sell or repledge collateral at December 31, 2014.

    Float

Fairfax's float (a non-GAAP measure) is the sum of its loss reserves, including loss adjustment expense reserves, unearned premium reserves and other insurance contract liabilities, less insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual benefit (cost) of float is calculated by dividing the underwriting profit (loss) by the average float in that year. Float arises as an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table presents the accumulated float and the cost of generating that float for Fairfax's insurance and reinsurance operations. The average float from those operations decreased by 2.8% in 2014 to $11,707.4, at no cost.

Year	Underwriting profit (loss)(1)	Average float	Cost (benefit) of float	Average long term Canada treasury bond yield
1986	2.5	21.6	(11.6)%	9.6%
--
2010	(236.6)	10,430.5	2.3%	3.8%
2011	(754.4)	11,315.1	6.7%	3.3%
2012	6.1	11,906.0	(0.1)%	2.4%
2013	440.0	12,045.7	(3.7)%	2.8%
2014	552.0	11,707.4	(4.7)%	2.8%
Weighted average since inception			1.4%	4.2%
Fairfax weighted average financing differential since inception: 2.8%
(1)
IFRS basis for 2011 to 2014; Canadian GAAP basis for 2010 and prior without reclassifications to conform with the IFRS presentation adopted in 2011.

The following table presents a breakdown of total year-end float for the most recent five years.

					Insurance and Reinsurance
	Insurance			Reinsurance
						Total Insurance and Reinsurance
Year	Northbridge(1)	U.S.(2)	Fairfax Asia(3)	OdysseyRe(4)	Other(5)		Runoff(6)	Total
2010	2,191.9	2,949.7	144.1	4,797.6	977.3	11,060.6	2,048.9	13,109.5
2011	2,223.1	3,207.7	387.0	4,733.4	1,018.4	11,569.6	2,829.4	14,399.0
2012	2,314.1	3,509.1	470.7	4,905.9	1,042.6	12,242.4	3,636.8	15,879.2
2013	2,112.0	3,541.0	519.3	4,673.5	1,003.2	11,849.0	3,701.5	15,550.5
2014	1,910.8	3,757.9	524.4	4,492.3	880.4	11,565.8	3,499.2	15,065.0

During 2014, the company's aggregate float decreased by $485.5 to $15,065.0.

(1)
Northbridge's float decreased by 9.5% (decreased by 1.8% in Canadian dollars) primarily due to the effect of the strengthening of the U.S. dollar relative to the Canadian dollar and net favourable reserve development. There was no cost of float.

(2)
U.S. Insurance's float increased by 6.1% (at no cost) due to increased unearned premium reserves and decreased reinsurance recoverables, partially offset by increased reinsurance balances receivable, primarily from increased premium volumes.

(3)
Fairfax Asia's float increased by 1.0% (at no cost) due to increased loss reserves and unearned premium reserves, partially offset by decreased payables to reinsurers balances and funds withheld payable to reinsurers, primarily from increased premium volumes.

(4)
OdysseyRe's float decreased by 3.9% primarily due to decreased loss reserves and payable to reinsurers balances, partially offset by decreased reinsurance recoverables, primarily from net favourable reserve development. There was no cost of float.

(5)
Insurance and Reinsurance – Other's float decreased by 12.2% primarily due to decreased loss reserves partially offset by lower insurance balances receivable, primarily from net favourable reserve development. There was no cost of float.

(6)
Runoff's float decreased by 5.5% due to a decrease in loss reserves, unearned premium reserves and payable to reinsurers balances, partially offset by lower insurance balances receivable and reinsurance recoverables, primarily from normal course payment of claims and collection of reinsurance balances, offset by two large reinsurance transactions and a significant commutation.

Financial Condition

    Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	2014		2013	2012		2011		2010
Holding company cash and investments (net of short sale and derivative obligations)	1,212.7		1,241.6	1,128.0		962.8		1,474.2

Long term debt – holding company borrowings	2,656.5		2,491.0	2,377.7		2,394.6		1,809.6
Long term debt – insurance and reinsurance companies	385.9		458.8	618.3		622.4		916.4
Subsidiary indebtedness – non-insurance companies	37.6		25.8	52.1		1.0		2.2
Long term debt – non-insurance companies	99.0		18.9	0.5		0.5		0.9

Total debt	3,179.0		2,994.5	3,048.6		3,018.5		2,729.1

Net debt	1,966.3		1,752.9	1,920.6		2,055.7		1,254.9

Common shareholders' equity	8,361.0		7,186.7	7,654.7		7,427.9		7,697.9
Preferred stock	1,164.7		1,166.4	1,166.4		934.7		934.7
Non-controlling interests	218.1		107.4	73.4		45.9		41.3

Total equity	9,743.8		8,460.5	8,894.5		8,408.5		8,673.9

Net debt/total equity	20.2%		20.7%	21.6%		24.4%		14.5%
Net debt/net total capital(1)	16.8%		17.2%	17.8%		19.6%		12.6%
Total debt/total capital(2)	24.6%		26.1%	25.5%		26.4%		23.9%
Interest coverage(3)	12.3	x	n/a	4.2	x	1.0	x	1.8	x
Interest and preferred share dividend distribution coverage(4)	9.0	x	n/a	3.0	x	0.7	x	1.4	x
(1)
Net total capital is calculated by the company as the sum of total equity and net debt.

(2)
Total capital is calculated by the company as the sum of total equity and total debt.

(3)
Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

Holding company borrowings at December 31, 2014 increased by $165.5 to $2,656.5 from $2,491.0 at December 31, 2013 primarily reflecting the issuance on August 13, 2014 of $300.0 principal amount of holding company unsecured senior notes due 2024, partially offset by the impact of foreign currency translation on the company's Canadian dollar denominated long term debt and the repurchase of $7.0 principal amount of trust preferred securities due 2027.

Subsidiary debt (comprised of long term debt of the insurance and reinsurance companies, subsidiary indebtedness and long term debt of the non-insurance companies) at December 31, 2014 increased by $19.0 to $522.5 from $503.5 at December 31, 2013, primarily reflecting the consolidation of the long term debt of The Keg and higher subsidiary indebtedness at IKYA, partially offset by the redemption of $50.0 principal amount of OdysseyRe Series B unsecured senior notes due 2016 and the redemption of $25.0 principal amount of American Safety's floating rate trust preferred securities due 2035.

Common shareholders' equity at December 31, 2014 increased by $1,174.3 to $8,361.0 from $7,186.7 at December 31, 2013 primarily as a result of net earnings attributable to shareholders of Fairfax ($1,633.2), partially offset by decreased accumulated other comprehensive income (a decrease of $196.5 in 2014, primarily related to net unrealized foreign currency translation losses ($74.6), the share of other comprehensive loss of associates ($89.4 inclusive of actuarial losses related to associates' defined benefit plans of $36.7) and actuarial losses related to the company's subsidiaries' defined benefit plans ($32.5)) and the payment of dividends on the company's common and preferred shares ($272.6).

The changes in holding company borrowings, subsidiary debt and common shareholders' equity affected the company's leverage ratios as follows: the consolidated net debt/net total capital ratio decreased to 16.8% at December 31, 2014 from 17.2% at December 31, 2013 primarily as a result of increases in net total capital, partially offset by increases in net debt. The increase in net debt was due to an increase in total debt (primarily increased holding company borrowings and subsidiary debt as described above) and a slight decrease in holding company cash and investments (net of short sale and derivative obligations). The increase in net total capital was due to increases in common shareholders' equity, non-controlling interests and net debt. The consolidated total debt/total capital ratio decreased to 24.6% at December 31, 2014 from 26.1% at December 31, 2013 primarily as a result of increased total capital (reflecting increases in common shareholders' equity, total debt and non-controlling interests), partially offset by increased total debt (primarily increased holding company borrowings and subsidiary debt as described above).

The company believes that cash and investments net of short sale and derivative obligations at December 31, 2014 of $1,212.7 (December 31, 2013 – $1,241.6) provide adequate liquidity to meet the holding company's known obligations in 2015. Refer to the third paragraph of the Liquidity section of this MD&A for a discussion of the sources of liquidity available to the holding company and the holding company's known significant commitments for 2015.

The company's operating companies continue to maintain capital above minimum regulatory levels, at adequate levels required to support their issuer credit and financial strength ratings, and above internally calculated risk management levels as discussed below. A common non-GAAP measure of capital adequacy in the property and casualty industry is the ratio of premiums to statutory surplus (or total equity). These ratios are shown for the insurance and reinsurance operating companies of Fairfax for the most recent five years in the following table:

	Net premiums written to statutory surplus (total equity)
	2014	2013	2012	2011	2010
Insurance
Northbridge (Canada)	0.8	0.9	0.8	1.0	0.8
Crum & Forster (U.S.)(1)	1.1	1.1	1.0	0.9	0.6
Zenith National (U.S.)(2)	1.3	1.4	1.4	0.8	0.6
Fairfax Asia	0.4	0.4	0.5	0.5	0.4
Reinsurance – OdysseyRe	0.6	0.6	0.6	0.6	0.5
Insurance and Reinsurance – Other(3)	0.5	0.6	0.7	0.8	0.8
Canadian insurance industry	1.0	1.0	1.0	1.1	1.1
U.S. insurance industry	0.7	0.7	0.8	0.8	0.7
(1)
First Mercury was acquired February 9, 2011.

(2)
Zenith National was acquired May 20, 2010. Zenith National's net premiums written in 2010 includes the portion of that year prior to the acquisition by Fairfax.

(3)
Other includes Group Re, Advent, Polish Re and Fairfax Brasil (effective March 2010).

In the U.S., the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance and reinsurance, investment and other business activities. At December 31, 2014 the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus of at least 3.7 times (December 31, 2013 – 3.4 times) the authorized control level, except for TIG Insurance which had 2.9 times (December 31, 2013 – 2.1 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2014 Northbridge's subsidiaries had a weighted average MCT ratio of 214% of the minimum statutory capital required, compared to 205% at December 31, 2013, well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, Barbados, Singapore, Malaysia, Hong Kong, Poland, Brazil and Indonesia and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2014.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies were as follows as at December 31, 2014:

Issuer Credit Ratings	A.M. Best	Standard & Poor's	Moody's	DBRS
Fairfax Financial Holdings Limited	bbb	BBB-	Baa3	BBB
Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A	A-	Baa1	–
Zenith National Insurance Corp.	A	BBB+	Baa1	–
Odyssey Re Holdings Corp.(1)	A	A-	A3	–
Northbridge Commercial Insurance Corp.	A	A-	–	–
Northbridge General Insurance Corp.	A	A-	A3	–
Northbridge Indemnity Insurance Corp.	A	A-	–	–
Federated Insurance Company of Canada	A	A-	–	–
Wentworth Insurance Company Ltd.	A-	–	–	–
First Capital Insurance Limited	A	–	–	–
Falcon Insurance Company (Hong Kong) Limited	–	A-	–	–
Advent Capital (Holdings) PLC(2)	A	A+	–	–
Polish Re	A-	BBB+	–	–
(1)
Financial strength ratings apply to the operating companies.

(2)
Advent's ratings are the A.M. Best and Standard & Poor's ratings assigned to Lloyd's.

During 2014 Moody's revised Zenith National from an "A3" at December 31, 2013 to a "Baa1" at December 31, 2014. Moody's attributed the revision to Zenith National's elevated underwriting leverage relative to its concentration in the workers' compensation business and its exposure to potential earnings volatility associated with its common stock portfolio.

    Book Value Per Share

Common shareholders' equity at December 31, 2014 of $8,361.0 or $394.83 per basic share (excluding the unrecorded $830.5 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) compared to $7,186.7 or $339.00 per basic share (excluding the unrecorded $534.4 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) at December 31, 2013, representing an increase per basic share in 2014 of 16.5% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2014, or an increase of 19.5% adjusted to include that dividend). During 2014 the number of basic shares decreased primarily as a result of the repurchase of 23,826 subordinate voting shares for treasury (for use in the company's share-based payment awards). At December 31, 2014 there were 21,176,168 common shares effectively outstanding.

The company has issued and repurchased common shares in the most recent five years as follows:

Date	Number of subordinate voting shares	Average issue/repurchase price per share	Net proceeds/ (repurchase cost)
2010 – issuance of shares	563,381	354.64	199.8
2010 – repurchase of shares	(43,900)	382.69	(16.8)
2011 – repurchase of shares	(25,700)	389.11	(10.0)
2013 – issuance of shares	1,000,000	399.49	399.5
2013 – repurchase of shares	(36)	402.78	–
2014 – repurchase of shares	(8)	430.98	–

On September 26, 2014 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 25, 2015, to acquire up to 800,000 subordinate voting shares, representing approximately 3.9% of the public float in respect of the subordinate voting shares. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Share issuances in 2010 and 2013 were pursuant to public offerings. During 2014 and 2013 the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During 2014 the company repurchased 8 shares (2013 – 36 shares) for cancellation from former employees.

Fairfax's indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

The table below presents the excess of fair value over carrying value of investments in associates and certain subsidiaries the company considers to be portfolio investments but that are required to be consolidated under IFRS. The excess of fair value over carrying value of these investments is not included in the calculation of book value per share.

	December 31, 2014			December 31, 2013
	Fair value	Carrying value(1)	Excess of fair value over carrying value	Fair value	Carrying value(1)	Excess of fair value over carrying value
Insurance and reinsurance associates	673.3	439.6	233.7	641.1	390.6	250.5
Non-insurance associates	1,397.2	1,178.1	219.1	1,173.9	1,041.9	132.0
Ridley	245.8	71.4	174.4	130.7	69.5	61.2
Thomas Cook India	472.8	269.5	203.3	253.3	162.6	90.7

	2,789.1	1,958.6	830.5	2,199.0	1,664.6	534.4

(1)
The carrying values of Ridley and Thomas Cook India represent their respective values under the equity method of accounting.

    Liquidity

Holding company cash and investments at December 31, 2014 totaled $1,244.3 ($1,212.7 net of $31.6 of holding company short sale and derivative obligations) compared to $1,296.7 at December 31, 2013 ($1,241.6 net of $55.1 of holding company short sale and derivative obligations).

Significant cash and investment movements at the Fairfax holding company level during 2014 included the following outflows: the payment of $272.6 of common and preferred share dividends, the payment of $158.1 of interest on long term debt, the payment of $113.4 of net cash with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements), the funding for the redemptions of OdysseyRe Series B unsecured senior notes due 2016 and American Safety trust preferred securities due 2035 ($50.0 and $25.0 principal amounts respectively), cash purchase consideration of $28.6 (€21.0 million) and $88.7 (Cdn$100.4) related to the acquisitions of Praktiker and Pethealth respectively and intra-group and capital transactions (inclusive of those related to the OdysseyRe reorganization as described in the "Business Developments" section of this MD&A). Significant inflows during 2014 included the following: net proceeds of $294.2 from the issuance of $300.0 principal amount of 4.875% senior notes due August 13, 2024, the receipt of corporate income tax refunds ($106.4) and the receipt of dividends from subsidiaries (primarily OdysseyRe (ordinary dividends of $225.0 and an extraordinary dividend of $100.0), Crum & Forster ($150.0), Zenith National ($50.0) and Runoff ($60.4)). Dividends of $150.0 and $100.0 paid by Crum & Forster and OdysseyRe respectively were to facilitate the OdysseyRe reorganization. The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements associated with corporate overhead expenses and costs in connection with the repurchase of subordinate voting shares for treasury. The carrying values of holding company investments vary with changes in the fair values of those investments.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2014 of $1,212.7 provides adequate liquidity to meet the holding company's known obligations in 2015. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $300.0 unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2014). The holding company's known significant commitments for 2015 consist of the funding of the Brit Offer ($1.88 billion (£1.22 billion)), payment of the $216.1 ($10.00 per share) dividend on common shares (paid January 2015), interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts (described below). The net proceeds from underwritten public offerings of 1.15 million subordinate voting shares ($575.9 (Cdn$717.1)), 9.2 million Series M preferred shares ($179.0 (Cdn$222.9)) and Cdn$350.0 of 4.95% Fairfax senior notes due 2025 ($275.7), all of which closed on March 3, 2015, will be used to finance the Brit Offer. The offerings are described in more detail in notes 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) and 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2014.

The company used a portion of the net proceeds received from the August 13, 2014 private debt offering of $300.0 principal amount of 4.875% senior notes due 2024 to fund the redemption in the fourth quarter of 2014 of the $50.0 principal amount of OdysseyRe Series B unsecured senior notes due 2016 and the $25.0 principal amount of American Safety trust preferred securities due 2035 and disclosed that it intends to use the remaining net proceeds to fund the repayment, upon maturity, of the Fairfax ($82.4) and OdysseyRe ($125.0) unsecured senior notes due in 2015.

The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2014 the holding company paid net cash of $113.4 (2013 – $67.8) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

During 2014 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $1,741.3 primarily reflecting cash used to fund net purchases of other government bonds and other common stocks, net settlements of long and short equity and equity index total return swaps in accordance with their reset provisions, acquisitions of certain investments in associates (net of dispositions) and to enter into CPI-linked derivative contracts and the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar), partially offset by cash provided by operating activities. The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2014 the insurance and reinsurance subsidiaries paid net cash of $194.2 (2013 – $1,615.4) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The following table presents major components of cash flow for the years ended December 31, 2014 and 2013:

	2014	2013
Operating activities
Cash provided by (used in) operating activities before the undernoted	519.8	(188.4)
Net (purchases) sales of securities classified as at FVTPL	(590.0)	895.7
Investing activities
Net (purchases) sales of investments in associates and joint ventures	(138.1)	125.8
Net purchase of subsidiaries, net of cash acquired	(189.9)	136.3
Net purchases of premises and equipment and intangible assets	(67.1)	(48.1)
Financing activities
Net (repayment) issuances of subsidiary indebtedness	17.4	(31.0)
Issuance of long term debt	294.2	278.1
Repurchase of holding company and subsidiary debt and securities	(90.1)	(251.2)
Issuance of subordinate voting shares	–	399.5
Repurchase of preferred shares	(1.2)	–
Purchase of subordinate voting shares for treasury	(24.6)	(25.7)
Issuance of subsidiary common shares to non-controlling interests	–	32.9
Common and preferred share dividends paid	(272.6)	(266.3)
Dividends paid to non-controlling interests	(6.6)	(6.4)

Increase (decrease) in cash, cash equivalents and bank overdrafts during the year	(548.8)	1,051.2

Cash provided by operating activities (excluding net (purchases) sales of securities classified as at FVTPL) was $519.8 in 2014 compared to cash used in operating activities of $188.4 in 2013 reflecting lower net paid losses and higher net premiums collected, partially offset by higher income taxes paid. Refer to note 28 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2014 for details of net (purchases) sales of securities classified as at FVTPL.

Net purchases of investments in associates and joint ventures of $138.1 in 2014 primarily reflected investments in AgriCo and Sterling Resorts and additional investments in Grivalia Properties and Thai Re, partially offset by the sale of the company's investments in MEGA Brands and two KWF LPs. Net sales of investments in associates and joint ventures of $125.8 in 2013 primarily reflected the sales of the company's investments in The Brick, Imvescor and a private company, partially offset by additional investments in MEGA Brands and Resolute. Net purchases of subsidiaries, net of cash acquired of $189.9 in 2014 primarily related to the acquisition of a 51.0% interest in The Keg, the acquisitions of Praktiker and Pethealth, and the additional controlling interest in Sterling Resorts. Net purchases of subsidiaries, net of cash acquired of $136.3 in 2013 primarily related to the acquisition of a 58.0% economic interest in IKYA and the acquisitions of American Safety and Hartville.

Net repayment (issuance) of subsidiary indebtedness in 2014 and 2013 primarily reflected advances and repayments of the subsidiary indebtedness of Ridley, IKYA and Thomas Cook India in the normal course of business. Issuance of long term debt of $294.2 in 2014 reflected net proceeds from the issuance of $300.0 principal amount of Fairfax (US) Inc. 4.875% senior notes due August 13, 2024. Issuance of long term debt of $278.1 in 2013 reflected net proceeds from the issuance of Cdn$250.0 principal amount of Fairfax 5.84% unsecured senior notes due 2022 for net proceeds of $259.9 (Cdn$258.1) and net proceeds received by Thomas Cook India following the issuance of $18.3 (1 billion Indian rupees) principal amount of its debentures due 2018. Repurchase of holding company and subsidiary debt and securities of $90.1 in 2014 primarily reflected the redemption of $50.0 principal amount of OdysseyRe Series B unsecured senior notes due 2016, the redemption of $25.0 principal amount of American Safety trust preferred securities due 2035 and the repurchase of $7.0 principal amount of holding company trust preferred securities due 2027. Repurchase of holding company and subsidiary debt and securities of $251.2 in 2013 primarily reflected the repayment of $182.9 principal amount of the OdysseyRe unsecured senior notes upon maturity, the repurchase and redemption of $48.4 principal amount of Fairfax unsecured senior notes due 2017, and the redemption of $13.0 principal amount of American Safety's trust preferred securities. Issuance of subordinate voting shares of $399.5 (Cdn$417.1) related to the issuance of 1 million subordinate voting shares on November 15, 2013. Issuance of subsidiary common shares to non-controlling interests of $32.9 in 2013 reflected the private placement of Thomas Cook India common shares with qualified institutional buyers to partially fund the acquisition of IKYA.

The company paid preferred share dividends of $56.9 in 2014 (2013 – $60.8). The company paid common share dividends of $215.7 in 2014 (2013 – $205.5).

    Contractual Obligations

The following table provides a payment schedule of the company's significant current and future obligations (holding company and subsidiaries) as at December 31, 2014:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss adjustment expenses	4,295.6	5,462.7	3,658.1	4,332.7	17,749.1
Long term debt obligations – principal	216.7	175.2	494.7	2,270.1	3,156.7
Long term debt obligations – interest	208.6	371.1	328.3	589.3	1,497.3
Operating leases – obligations	98.6	162.5	132.0	195.0	588.1

	4,819.5	6,171.5	4,613.1	7,387.1	22,991.2

For further detail on the maturity profile of the company's financial liabilities, please see the heading Liquidity Risk in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014.

    Contingencies and Commitments

For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2014.

Accounting and Disclosure Matters

    Management's Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the company's management, including the company's CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2014, as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company's CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2014, the company's disclosure controls and procedures were effective.

    Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and under National Instrument 52-109). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2014. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). The company's management, including the CEO and CFO, concluded that, as of December 31, 2014, the company's internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (2013) issued by COSO.

Pursuant to the requirements of the U.S. Securities Exchange Act, the effectiveness of the company's internal control over financial reporting as of December 31, 2014, has been audited by PricewaterhouseCoopers LLP, an independent auditor, as stated in its report which appears within this Annual Report.

    Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2014.

    Significant Accounting Changes

There were no significant accounting changes during 2014. Please refer to note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2014 for a detailed discussion of the company's accounting policies.

    Future Accounting Changes

Many IFRS are currently undergoing modification or are yet to be issued for the first time. Future standards expected to have an impact on the company's consolidated financial reporting are discussed below. New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2014.

Insurance contracts

The Exposure Draft – Insurance Contracts was issued by the IASB on July 30, 2010 and a revised exposure draft was published in June of 2013. The proposed standard is comprehensive in scope and addresses recognition, measurement, presentation and disclosure for insurance contracts. The measurement approach is based on the following building blocks: (i) a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract; (ii) the effect of the time value of money; (iii) a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows; and (iv) a contractual service margin which represents the unearned profit in a contract (that is recognized in net earnings as the insurer fulfills its performance obligations under the contract). Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is permitted for short-duration contracts in which the coverage period is approximately one year or less. The publication date of the final standard is yet to be determined, with an effective date expected to be no earlier than January 1, 2019. Retrospective application will be required with some practical expedients available on adoption. The company has commenced evaluating the impact of the exposure draft on its financial reporting, and potentially, its business activities. The building block approach and the need for current estimates could significantly increase operational complexity compared to existing practice. The use of different measurement models depending on whether an insurance contract is considered short-duration or long-duration under the exposure draft presents certain implementation challenges and the proposed presentation requirements significantly alter the disclosure of profit and loss from insurance contracts in the consolidated financial statements.

Leases

The IASB together with the FASB is developing a new accounting standard for leases, impacting both lessees and lessors. On August 17, 2010 the IASB issued an Exposure Draft – Leases that proposes to largely eliminate the distinction between operating and capital leases. A revised Exposure Draft was published in May of 2013. Under the proposed standard a lessee would be required to recognize a right-of-use asset and a liability for its obligation to make lease payments while a lessor would derecognize the underlying asset and replace it with a lease receivable and residual asset. The final standard is expected to be published during the second half of 2015, with an effective date yet to be determined. However, the proposed standard is expected to apply to all leases in force at the effective date.

The company has commenced a preliminary assessment of the impact of this proposed standard on its lease commitments.

Risk Management

    Overview

The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company's primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. In addition, although the company and its operating subsidiaries have designated Chief Risk Officers, the company regards each Chief Executive Officer as the chief risk officer of his or her company: each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company's designated Chief Risk Officer reports on risk considerations to Fairfax's Executive Committee and provides a quarterly report to the Board of Directors on the key risk exposures. Management of Fairfax in consultation with the designated Chief Risk Officer approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the risks of the business (the risk factors and the management of those risks) is an agenda item for every regularly scheduled meeting of the Board of Directors.

    Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For further detail about the issues and risks relating to the company, please see Risk Factors in Fairfax's most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company's success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company's net earnings and financial condition.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a given point in time involving actuarial and statistical projections of the company's expectations of the ultimate settlement and administration costs of claims incurred. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized in the establishment of appropriate claims reserves. The company's management of pricing risk is discussed in note 24 (Financial Risk Management), and management of claims reserves is discussed in note 4 (Critical Accounting Estimates and Judgments) and note 8 (Insurance Contract Liabilities), to the consolidated financial statements for the year ended December 31, 2014.

Catastrophe Exposure

The company's insurance and reinsurance operations are exposed to claims arising out of catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. The incidence and severity of catastrophes are inherently unpredictable.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon the company's net earnings and financial condition. The company believes that increases in the value and geographic concentration of insured property, higher construction costs due to labour and raw material shortages following a significant catastrophe event, and climate change could increase the severity of claims from catastrophic events in the future. The company's management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company's net earnings, financial position or cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because insurers, including the larger insurers created by industry consolidation, may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity entering the market from recent or future market entrants. If any of these events transpire, the company's results of operations in its reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014.

Investment Portfolio

Investment returns are an important part of the company's overall profitability as the company's operating results depend in part on the performance of its investment portfolio. The company's investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks, equity-related securities and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could impair profitability, financial condition or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company's control. General economic conditions, stock market conditions and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned. In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company's investment income and net gains on investment or result in investment losses. The company's management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014.

Derivative Instruments

The company may hold significant investments in derivative instruments, primarily for general protection against declines in the fair value of the company's financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these investments are volatile or extremely volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement.

Use of derivative instruments is governed by the company's investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk and counterparty risk. The company endeavors to limit counterparty risk through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could reduce net earnings significantly and adversely affect the company's business, financial position or results of operations. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) and management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014.

Economic Hedging Strategies

The company may use derivative instruments to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. Hedging strategies may be implemented by the company to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have typically been used to hedge macro level risks. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) to the consolidated financial statements for the year ended December 31, 2014.

The company's derivative instruments may expose it to basis risk, counterparty risk, credit risk and liquidity risk, notwithstanding that the company's principal use of derivative instruments is to hedge exposures to various risks. Basis risk is the risk that the fair value or cash flows of derivative instruments designated as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation between the derivative instrument and underlying hedged exposure creates the potential for excess gains or losses in a hedging strategy which may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company's financial condition and results of operations.

The company regularly monitors the effectiveness of its hedging program on a prospective and retrospective basis and based on its historical observation, the company believes that its hedges will be reasonably effective in the medium to long term and especially in the event of a significant market correction. The management of basis risk is also discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to its operating results and financial condition in future periods.

As a result of tort reform, both legislative and judicial, there has been a decrease in mass asbestos plaintiff screening efforts over the past few years and a decline in the number of unimpaired plaintiffs filing claims. The majority of claims now being filed and litigated continues to relate to mesothelioma, lung cancer or impaired asbestosis cases. This reduction in new filings has focused the litigants on the more seriously injured plaintiffs. While initially there was a concern that such a focus would exponentially increase the settlement value of asbestos cases involving malignancies, this has not been the case. Expense has increased somewhat as a result of this trend, however, primarily due to the fact that the malignancy cases are often more heavily litigated than the non-malignancy cases.

Similarly, as a result of various regulatory efforts aimed at environmental remediation, the company, and its peers in the insurance industry, continue to be involved in litigation involving policy coverage and liability issues with respect to environmental claims. In addition to regulatory pressures, the results of court decisions affecting the industry's coverage positions continue to be inconsistent and have expanded coverage beyond its original intent. Accordingly, the ultimate responsibility and liability for environmental remediation costs remains uncertain. In addition to asbestos and environmental pollution, the company faces exposure to other types of mass tort or health hazard claims, including claims related to exposure to potentially harmful products or substances, such as breast implants, pharmaceutical products, chemical products, lead-based pigments, tobacco, hepatitis C, head trauma and in utero exposure to diethylstilbestrol ("DES"). Tobacco, although a significant potential risk to the company, has not presented significant actual exposure to date.

The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2014 and in the Asbestos and Pollution section of this MD&A.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurance company, called the ceding company, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company will incur unexpected losses and its cash flow will be adversely affected. The credit risk associated with the company's reinsurance recoverable balances is addressed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014 and in the Recoverable from Reinsurers section of this MD&A.

The company's insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company's insurance and reinsurance companies for certain losses. Accordingly, the company's insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Acquisitions and Divestitures

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved which could adversely affect the company's net earnings and financial position.

The strategies and performance of operating companies, and the alignment of those strategies throughout the organization, are regularly assessed through various processes involving senior management and the company's Board of Directors.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. The claims-paying ability ratings assigned by rating agencies to reinsurance or insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company's insurance subsidiaries write and could cause early termination of contracts written by the company's reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparts. In addition, a downgrade of the company's credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company's relationships with its various rating agencies.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company's reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company's operating margins could decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company's management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures) and extreme weather events. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company's liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known for many years after a policy or contract is issued. The company's exposure to this uncertainty is greatest in its "long-tail" casualty businesses, because in these lines of business claims can typically be made for many years, making them more susceptible to these trends than in the property insurance business, which is more typically "short-tail".

The company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written. Loss exposure is also limited by geographic diversification. The company's management of reserving risk is discussed in note 24 (Financial Risk Management)

and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2014 and in the Asbestos and Pollution section of this MD&A.

Cost of Reinsurance and Adequate Protection

The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company's business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers are also imposing terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult.

The rates charged by reinsurers and the availability of reinsurance to the company's subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. In 2011 the insurance industry experienced the second highest number of insured losses in history, primarily due to numerous catastrophes. The significant catastrophe losses incurred by reinsurers worldwide resulted in higher costs for reinsurance protection in 2012. Currently there exists excess capital within the reinsurance market due to favourable operating results of reinsurers and alternative forms of reinsurance capacity entering the market. As a result, the market has become very competitive with prices decreasing for most lines of business, especially on property lines of business and most significantly on catastrophe-exposed business. Each of the company's subsidiaries continues to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Holding Company Liquidity

Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the holding company's operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for payment of its outstanding debt. Accordingly, the holding company's ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of Canada, the United States, the United Kingdom, Barbados, Poland, Hong Kong, Indonesia, Singapore, Malaysia and Brazil and is affected by the subsidiaries' credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. The holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014 and in the Liquidity section of this MD&A.

Access to Capital

The company's future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company's business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, operating results and financial condition would be materially adversely affected.

The company's ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of its credit facility discussed in note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2014. The credit facility contains various covenants that may restrict, among other things, the company's ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company's management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014 and in the Liquidity section of this MD&A.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company's ability to attract new business. The company's success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not currently maintain key employee insurance with respect to any of its employees.

Regulatory, Political and other Influences

The insurance and reinsurance industries are highly regulated and are subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal, state and provincial governments in the United States and Canada, as well as governments in foreign jurisdictions in which the company operates, have periodically considered programs to reform or amend the insurance systems at both the federal and local levels. For example, regulatory capital guidelines may change for the company's European operations due to Solvency II; the Dodd-Frank Act creates a new framework for regulation of over-the-counter derivatives in the United States which could increase the cost of the company's use of derivatives for investment and hedging purposes; the activities of the International Association of Insurance Supervisors is expected to lead to additional regulatory oversight of the company; and the Canadian and U.S. insurance regulators' Own Risk and Solvency Assessment ("ORSA") initiatives will require the company's North American operations to perform self-assessments of the capital available to support their business risks. Such changes could adversely affect the financial results of the company's subsidiaries, including their ability to pay dividends, cause unplanned modifications of products or services, or result in delays or cancellations of sales of products and services by insurers or reinsurers. Insurance industry participants may respond to changes by reducing their investments or postponing investment decisions, including investments in the company's products and services. The company's management of the risks associated with its capital within the various regulatory regimes in which it operates (Capital Management) is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014 and in the Capital Resources and Management section of this MD&A.

Information Requests or Proceedings by Government Authorities

Each of the company's insurance and reinsurance companies is subject to insurance legislation in the jurisdiction in which it operates. From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The existence of information requests or proceedings by government authorities could have various adverse effects. The company's internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings.

Regional or Geographical Limitations and Risks

The company's international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company's operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company's international operations are widespread and therefore not dependent on the economic stability of any one particular region.

Lawsuits

The company may, from time to time, become party to a variety of legal claims and regulatory proceedings. The existence of such claims against the company or its affiliates, directors or officers could have various adverse effects, including the incurrence of significant legal expenses defending claims, even those without merit.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The company's legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2014.

Significant Shareholder

The company's Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing 42.6% of the voting power of the company's outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Foreign Exchange

The company's reporting currency is the U.S. dollar. A portion of the company's premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities are hedged) which could adversely affect the company's operating results. The company's management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2014.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company's business is generated by brokers (including international reinsurance brokers with respect to the Reinsurance reporting segment), with the remainder split among the other distribution channels. This is substantially consistent across the company's insurance and reinsurance reporting segments.

The company's insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company's reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company's competitors and there can be no assurance as to their continuing commitment to distribute the company's insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company's brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company's underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, results of operations and financial condition of the company. The company's insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company's established underwriting guidelines.

Goodwill and Intangible Assets

The goodwill and intangible assets on the company's consolidated balance sheet originated from various acquisitions made by the company or its operating subsidiaries. Continued profitability of acquired businesses is a key driver for there to be no impairment in the carrying value of goodwill and intangible assets. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished.

Management regularly reviews the current and expected profitability of the operating companies relative to plan in assessing the carrying value of goodwill. The intended use, expected life, and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be potential impairment.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a writedown in the company's deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company's determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company's interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also consults with external tax professionals as needed. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various jurisdictions, the company's U.S. insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company's U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company's Canadian insurance subsidiaries contribute to a mandatory guaranty fund that protects insureds in the event of a Canadian property and casualty insurer becoming insolvent.

Technology

Third parties provide certain of the key components of the company's business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. Despite the contingency plans of the company and those of its third party service providers, failure of these systems could interrupt the company's operations and impact its ability to rapidly evaluate and commit to new business opportunities.

In addition, a security breach of the company's computer systems could damage its reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding its insureds. Therefore, it is critical that the company's facilities and infrastructure remain secure and are perceived by the marketplace to be secure.

The company has highly trained staff that are committed to the continual development and maintenance of its systems. Operational availability, integrity and security of the company's information, systems and infrastructure are actively managed through threat and vulnerability assessments, strict security policies and disciplined change management practices.

Other

    Quarterly Data (unaudited)

Years ended December 31

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2014
Revenue	2,882.5	2,407.5	2,654.2	2,073.7	10,017.9
Net earnings	785.0	366.4	475.0	38.2	1,664.6
Net earnings attributable to shareholders of Fairfax	784.6	363.7	461.2	23.7	1,633.2
Net earnings per share	$36.35	$16.47	$21.10	$0.50	$74.43
Net earnings per diluted share	$35.72	$16.15	$20.68	$0.49	$73.01
2013
Revenue	1,784.6	1,355.8	1,120.8	1,683.7	5,944.9
Net earnings (loss)	163.3	(156.9)	(569.1)	(1.8)	(564.5)
Net earnings (loss) attributable to shareholders of Fairfax	161.6	(157.8)	(571.7)	(5.5)	(573.4)
Net earnings (loss) per share	$7.22	$(8.55)	$(29.02)	$(0.98)	$(31.15)
Net earnings (loss) per diluted share	$7.12	$(8.55)	$(29.02)	$(0.98)	$(31.15)

The company's significant net gains on investments and higher underwriting profit, partially offset by higher net adverse prior year reserve development at Runoff and the increased provision for income taxes generated net earnings attributable to shareholders of Fairfax of $1,633.2 in 2014 (2013 – a net loss of attributable to shareholders of Fairfax $573.4). The net loss attributable to shareholders of Fairfax of $571.7 in the third quarter of 2013 arose principally as a result of significant net losses on investments (primarily related to equity and equity-related holdings after equity hedges, and bonds) and lower interest and dividend income, partially offset by the increased recovery of income taxes and higher underwriting profit.

Operating results at the company's insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

    Stock Prices and Share Information

As at March 6, 2015, Fairfax had 21,547,050 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 22,295,820 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2014 and 2013.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2014
High	487.99	529.49	527.58	620.54
Low	415.01	462.00	490.00	496.40
Close	480.00	506.22	501.79	608.78
2013
High	402.00	438.00	437.00	477.46
Low	352.60	386.98	407.00	402.25
Close	396.66	413.57	416.56	424.11

    Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company's Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

    Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

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  Exhibit 99.3